ANNUAL
REPORT 2022





**Shore
Bancshares**

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)	Years Ended December 31,	
	2022	2021
RESULTS OF OPERATIONS:		
Interest income	$ **113,845**	$ 70,169
Interest expense	**12,543**	6,039
Net interest income	**101,302**	64,130
Provision for credit losses	**1,925**	(358)
Net interest income after provision for credit losses	**99,377**	64,488
Noninterest income	**23,086**	13,498
Noninterest expense	**80,322**	56,806
Income before income taxes	**42,141**	21,180
Income tax expense	**10,964**	5,812
Net income (loss)	$ **31,177**	$ 15,368
PER COMMON SHARE DATA:		
Net Income (loss) - basic	$ **1.57**	$ 1.17
Income (loss) - diluted	**1.57**	1.17
Dividends paid	**0.48**	0.48
Book value (at year end)	**18.34**	17.71
Tangible book value (at year end)[1]	**14.87**	14.12
FINANCIAL CONDITION (at year end):		
Loans held for investment	$ **2,556,107**	$ 2,119,175
Assets	**3,477,276**	3,460,136
Deposits	**3,009,784**	3,026,236
Stockholders' equity	**364,285**	350,693
PERFORMANCE RATIOS (for the year):		
Return on average total assets	**0.90** %	0.66 %
Return on average total assets excluding amortization and merger-related expenses	**0.99**	0.95
Return on average stockholders' equity	**8.76**	6.86
Net interest margin	**3.15**	2.94
Efficiency ratio[2]	**64.57**	73.18
Dividend payout ratio	**30.57**	41.03
Average stockholders' equity to average total assets	**10.33**	9.67
ASSET QUALITY RATIOS (for the year):		
Nonperforming assets to total assets	**0.11** %	0.09 %
Nonperforming assets and accruing TDRs to total assets	**0.24**	0.25
Allowance for credit losses to loans[3]	**0.65**	0.66
Allowance for credit losses to loans[4]	**0.78**	0.93
Allowance for credit losses to nonaccrual loans	**872.27**	695.81
Allowance for credit losses to nonaccrual loans and TDRs	**199.29**	160.07

[1]Total Stockholders' equity, net of goodwill and other intangible assets, divided by the number of shares of common stock outstanding at year end.

[2]Noninterest expense as a percentage of total revenue (net interest income plus total noninterest income). Lower ratios indicate improved productivity.

[3]As of December 31, 2022 and December 31, 2021 these ratio includes PPP loans of $187 thousand and $27.6 million, respectively.

[4]As of December 31, 2022 and December 31, 2021 these ratios exclude PPP loans, acquired loans and the associated purchase discount mark on the acquired loans from both Severn and Northwest.

Dear Shareholders:

2022 was a very challenging year. Significant rate increases by the Federal Reserve created pricing challenges. We were also faced with a significant internal system conversion which was the final step in the integration of Severn Bank. We successfully completed the conversion in February. I am pleased to report that the conversion went very smoothly with minimal customer disruption. Despite the challenges, we are pleased with our 2022 results from operations.

Net income, excluding merger related expenses for 2022, was $32.7 million or $1.65 per diluted common share, compared to net income for 2021 of $21.2 million or $1.62 per diluted common share. Significant loan growth of 21% in 2022, coupled with a balance sheet positioned to weather the rising interest rate environment were the primary factors contributing to the improvement in net income.

On December 14th we announced a merger of equals with The Community Financial Corporation. The merger will create the third largest bank based in Maryland with approximately $6 billion in total assets. The combination of our organizations will provide us the ability to further enhance customer experiences and provide additional growth opportunities in MD and in our contiguous markets, while maintaining a strong well capitalized bank. The combined bank will remain committed to providing community banking services to our customers. We are pleased to report that we have already received approvals from all banking regulators. We are currently awaiting approval from the SEC. We expect shareholder approval in mid-June and closing on or about July 1, 2023.

During the first quarter of this year, the banking system experienced two bank failures which caused significant concern about the condition of the banking industry. These developments were in part due to factors specific to those banks. The swift and decisive action of the US and other global regulators restored confidence in the banking system. Shore United Bank has always focused on diversification, liquidity, and sound investment practices to ensure our customers and shareholders have a relationship built on trust and confidence.

We want to thank our board of directors, shareholders, employees, and customers for their loyalty, and continued support.

Sincerely,



Lloyd L. Beatty, Jr.
President & CEO, Shore United Bank & Shore Bancshares



Alan J. Hyatt
Board Chairman

Successful MERGER COMPLETED

We celebrated the **"Twosday"** palindrome date in a rather unique manner this past year. On **Tuesday, 2/22/22**, we successfully united two very strong financial organizations and expanded the number of Shore United branch locations from **22** to **29**. According to the Farmer's Almanac, some cultures believe palindrome dates to be lucky.

The successful conversion of the former Severn Bank accounts, customers, branches, and operating divisions into Shore United Bank was the result of extraordinary preparation, hard work, long hours, dedication, and commitment from all participants, and yes, maybe a little luck thrown in along the way also. TEAMWORK has been and will continue to drive our success.



Listed below are the highlights of our accomplishments:

- Integrated 168 employees
- Rebranded seven branches
- Prepared new marketing campaigns, collateral pieces, website content, and social media sites
- Converted more than 10,000 customers and related services
- Transferred over 1.2 million files and 1 TB of data
- Integrated processes, procedures, and policies throughout the company
- Developed new systems to enhance customer experience

All while bringing value to every customer interaction and ensuring they receive exceptional service.

Together we've accomplished much and together we have much to accomplish.

30 East Dover Street



circa **1920**

This will be an extensive renovation project. When completed in 2024, 30 E Dover Street will provide expanded office space for banking operations.

30 East Dover Street, Easton as a Ford dealership
Photo courtesy of: **The Talbot County Historical Society**

Exhibit A

HILL'S BUILDING RESTORATION

When the Hill family decided to sell the Hill's Pharmacy building at 30 E Dover Street in Easton, Maryland, they approached Shore United Bank to see if we would be interested in acquiring the property. The bank and Hill's Pharmacy have been neighbors for several decades and the contiguous properties benefit the expansion of Shore United Bank as an anchor in the downtown historic district.

Significant upgrades and renovations are required to create a pleasant, effective and efficient work environment. Researching photos available through The Talbot County Historical Society, we found a photo (circa 1920) of the building as a Ford dealership (Exhibit A). Using the photo as a guide we decided to proceed to restore the building to its roots. Jo Anne Baker-Gebelein, AIA with Torchio Architects designed plans to modernize the building's interior while maintaining historically significant features and restore its exterior (Exhibit B).



Exhibit B

LEADERSHIP
DEVELOPMENT
GROW
LEARN
OUTREACH
SUCCEED
COMMUNITY
SHARE
EMPOWER
PEER
NETWORKING
MOTIVATE
SKILLS
DEDICATION
INSPIRE
KNOWLEDGE
MENTOR
TRAINING
PERFORMANCE

FUTURE LEADERS



At Shore United Bank, we provide our employees with opportunities for growth. In addition to internally developed training programs, we help employees develop leadership skills by partnering with organizations that offer programs to increase performance, knowledge and skills through peer networking and leadership development. We are fortunate to have local programs, that focus on developing high-performing leaders: Maryland Bankers Association and Shore Leadership.

SHORE LEADERSHIP



Shore Leadership Program

Since 1997, the Shore Leadership program has been facilitating positive change through the development of a broad base of leaders and a network of private-public partnerships, fostering shared ownership and a regional approach to local issues.

Misty Newnam, Branch Operations Officer and Mary Foster, Commerce Branch Manager graduated from the 2022, Shore Leadership Program. Misty and Mary join 30 other Shore United Bank team members who have completed the program since its inception in 1997.



Misty Newnam
Branch Operations Manager



Mary Foster
Commerce Branch Manager



Maryland Bankers School Program

Maryland Banking School is a multi-discipline, hands-on higher education program specifically for the financial services industry. Over the course of three years, students work with top banking industry leaders to develop leadership, managerial and technical skills to enhance their individual and corporate performance.

Abby Graves, Municipal Relationship Manager, graduated from the 2022 Maryland Banking School Program. During graduation, Abby and program participant Stephanie Dulin, Deposit Operations Manager, were recognized for the Most Consumers Reached Award with 1,628 consumers reached. Abby joins more than 40 other Shore United Bank who have completed the program since its inception in 1975.



Abigail Graves
Municipal Relationship Manager



Stephanie Dulin
Deposit Operations Manager

Maryland Bankers Emerging Leaders Champion Program

Emerging Leaders is a yearlong professional development program tailored to meet the needs of Maryland banks and bankers. The program is an opportunity to learn from industry and advocacy experts while participating in leadership development, community outreach and peer networking activities.

Kris Kozlowski, Owings Mills Branch Manager graduated from the 2021-2022 Emerging Leaders Champion Program. Kris joins 14 other Shore United Bank team members who have completed the program since its inception in 2017.



Kris Kozlowskki
Owings Mills Branch Manager



LOCAL

reliability

QUALITY

service

experience

NEEDS

happy

journey



BIG
enough to help,

SMALL
enough to care!

> *"The lady in front of me at Dunkin' Donuts bought my order for my coworkers and I. This was a very kind gesture and made this Christmas week even better. Thank you!"* - Amanda

> *"Thank you to your employee Hailey for being able to assist in donating gift cards for a family in need. We used these to buy warm winter clothes for the children. Thank you for giving to your community."* - Lily

> *"Thank you for the gift card. It really means a lot to be with a bank that values our community. Truly making spirits bright at the most wonderful time of the year."* -Hannah



SHARING KINDNESS

We introduced a new branding campaign that involved every employee in our company. Beginning October 3 - December 31, 2022, Visa gift cards were distributed to each employee to share kindness throughout our communities. We asked employees when they were out and about in the community, shopping, picking up lunch or breakfast, to help "share the kindness" by paying for someone else's coffee, lunch, groceries or gas. As a result of those efforts, we received positive feedback and reviews from employees and customers.

CUSTOMER APPRECIATION DAY

We grow and succeed when our clients, employees and communities grow and succeed. On Earth Day in April, we hosted Customer Appreciation Day and distributed garden/ floral seed packets to thank customers for growing with us.





NATIONAL CUSTOMER SERVICE WEEK

During National Customer Service week in October, we honored customers and employees with random acts of kindness to show our gratitude. Employees were celebrated with inspirational messages, treats and spirit days.

Customers were honored with snacks and small tokens of our appreciation when visiting our branches. Employees also offered lunch and learn events about our digital services to educate our customers on the convenience of banking with us.



St. Michaels Branch

FINANCIAL LITERACY

We believe we have a responsibility to use our talent, skills, and resources to create positive impact in our communities and improve people's lives. Preparing young people to make sound financial decisions is one way we positively impact our communities.

Our employees helped students gain important life skills about managing money, entrepreneurship, and work readiness with hands on, interactive learning experiences and digital resources. Through partnerships with EVERFI and Junior Achievement (JA) of the Eastern Shore and Central Maryland, we helped to provide financial literacy programs to students of all ages in our markets.

JA Inspire is a two-day event connecting over 3,000 students with local businesses to get an insider's perspective of what it is like to work in each industry. Students connect with businesses and organizations in their region and learn skills and requirements needed to succeed in each field.





Employees Participate in the Junior Achievement Bowl-A-Thon to raise money for financial literacy programs.



Chris Honeman, Business Banking Relationship Manager, Volunteers at Junior Achievement Inspire Event



STUDENT IMPACT

768
Hours dedicated to
Improving Financial Literacy

$25,000
Dollars to Support
Financial Literacy

2,648
Online Learning
Modules Completed

5,072
Students
Reached



2022 SCHOOL YEAR | TOTAL STUDENT IMPACT

COMMUNITY IMPACT

Strong financial management skills are key to success for all ages and life stages. In addition to our involvement with EVERFI and Junior Achievement, our employees presented to 25 organizations to help seniors, veterans, and young adults make smarter financial decisions in the future. These educational presentations covered identity theft protection, fraud prevention, credit counseling, home buying and financial planning.



2022

$483,451 DONATED TO	**420** ORGANIZATIONS
3,298 EMPLOYEE VOLUNTEER HOURS TO	**140** ORGANIZATIONS
$11,250 RANDOM ACTS OF KINDNESS SHARED WITH	**600** CONSUMERS

THE CULTURE COMMITTEE



The Culture Committee was established to enhance a diverse and inclusive workforce to match our growing diverse communities and client base, and to foster an inspiring environment with passion, respect and collaboration in a workplace where all employees feel valued.

The Culture Committee is comprised of representatives throughout our company: *(Pictured left to right)*



Jerray Slocum, Kimberly Johnson, Christine Hudson, Elijah Kitchen, Heather Bacher, Laura Reeder -*Committee Chair*, Cendra Wilson, Cassie Guy, Kris Kozlowski, Charmaine Wilson. *Not pictured: Sarah Andrew, and John Quick.*

Recent initiatives that demonstrate our commitment to Diversity, Equality and Inclusion (DEI) include:

- Customer account profile options that allow clients to represent their identity of choice
- Ensuring an unbiased and equitable employee application process
- Creating an environment in our branches and other business locations where everyone feels welcomed
- Posting our Diversity and Inclusion statement on our website
- Incorporated DEI related educational programs in required employee training
- Promote employee awareness by including DEI related content in our company newsletter
- Enhancements to employee benefit programs and policies to eliminate biases
- Including DEI initiatives in our strategic planning process and discussions

EXPANDING OUR FOOTPRINT



Beach Expansion

Shore United expanded coverage along the Atlantic Coast by opening two new full-service branches during 2022. Our newest branch in Ocean City is located directly on Coastal Highway and includes our Loan Production Office formerly located in West Ocean City, Maryland. We entered Sussex County, DE with a location easily accessible off of Route 1 at Miller Road in Rehoboth Beach, DE. The Rehoboth branch has a new Commercial & Business Lending team that occupies the second floor of this location.



2 NEW BEACH LOCATIONS



Ocean City, Maryland



Rehoboth Beach, Delaware

Dear Shareholders:

When the transaction is completed with The Community Financial Corporation, Lloyd L."Scott" Beatty, Jr., our CEO, will be retiring.

Scott has served as the Company's CEO for ten (10) years and has been a director since 2000. In 2005 Scott joined the company as an executive officer and has served as the Chief Operating Officer, President and CEO. He served as a director of Talbot Bank and CNB, which ultimately merged, to form Shore United Bank.

In addition to leading the Company, Scott is a respected banker in our region. He has been active in trade association activities, regulators and investors hold him in high regard.

Scott led the Company in achieving significant milestones which include a recapitalization of the Company, acquiring branches of Northwest Bank in the first move to the western shore of Maryland, a merger with Severn Bancorp, Inc., and now the impending merger with The Community Financial Corporation. He was instrumental in having the Company enter the Ocean City, Maryland market and the Company's recently expanded Delaware operations. During Scott's tenure the Company has grown from about $1 billion in assets to soon to be $6 billion in assets.

All of us at the Company, and the Shareholders, are grateful for Scott's long-term commitment to the success of this Company.

We sincerely thank him for everything he has done here and wish him well in his retirement.

Sincerely,



Alan J. Hyatt,
Board Chairman



Lloyd L. Beatty, Jr.
President & CEO, Shore United Bank & Shore Bancshares

Board Of Directors
Shore Bancshares & Shore United Bank

Chairman Of The Board
Alan J. Hyatt
Managing Partner, Hyatt & Weber, P.A.

President & Chief Executive Officer
Lloyd L. "Scott" Beatty, Jr.

Blenda W. Armistead
Investor

R. Michael Clemmer, Jr.
President, Salisbury, Inc.

William E. Esham, III
Partner, Ayres, Jenkins, Gordy & Almand, P.A.

David S. Jones
President, Southern Drywell, Inc.

James A. Judge
Certified Public Accountant & Partner,
Anthony Judge & Ware, LLC

Clyde V. Kelly, III
President & General Manager, Kelly Distributors

John A. Lamon, III
Director of Business Development, Ironmark, Inc.

Frank E. Mason, III
President & Chief Executive Officer, JASCO, Inc.

David W. Moore
President & Chief Executive Officer,
Milford Housing Development Corporation

Esther A. Streete
Attorney & Certified Public Accountant
McNamee Hosea, Attorneys & Advisors

Jeffrey E. Thompson
Managing Partner, Thompson & Richard, LLP

Konrad M. Wayson
Partner, Wayson Landholdings, LTD

Dawn M. Willey
Investor

Officers | Shore Bancshares

Lloyd L. "Scott" Beatty, Jr.
President & Chief Executive Officer

Edward C. Allen
Executive Vice President & Chief Financial Officer

Donna J. Stevens
Executive Vice President & Chief Operating Officer

Andrea E. Colender
Executive Vice President, Chief Legal Officer & Corporate Secretary

W. David Morse
Executive Vice President, General Counsel & Assistant Secretary

Vance W. Adkins
Executive Vice President & Treasurer

Christa J. Heron
Executive Vice President & Chief Risk Officer

Officers - Shore United Bank

Lloyd L. "Scott" Beatty, Jr.
President & Chief Executive Officer

Edward C. Allen
Executive Vice President & Chief Financial Officer

Donna J. Stevens
Executive Vice President & Chief Operating Officer

Andrea E. Colender
Executive Vice President, Chief Legal Officer, & Corporate Secretary

W. David Morse
Executive Vice President, General Counsel, & Assistant Secretary

Charles E. Ruch, Jr.
Executive Vice President & Chief Credit Officer

Christa J. Heron
Executive Vice President & Chief Risk Officer

Vance W. Adkins
Executive Vice President & Treasurer

Michael T. Cavey
Executive Vice President & Chief Lending Officer

Jennifer M. Joseph
Executive Vice President & Chief Retail Banking Officer

Charles F. "Fritz" Kade, III
Senior Vice President & Chief Technology Officer

Marie P. DiDaniels
Senior Vice President & Chief Human Resources Officer

Debra H. Rich
Senior Vice President & Chief Marketing & Project Officer

Margaret T. "Talli" Oxnam
Senior Vice President & Manager, Wye Financial Partners





FREDERICK
OWINGS MILLS
MIDDLETOWN
NEW JERSEY
MARYLAND
ARBUTUS
ELKRIDGE
GLEN BURNIE
CHESTERTOWN
DOVER
CAMDEN
DELAWARE BAY
SEVERNA PARK
GREENBELT
CROFTON
CENTREVILLE
STEVENSVILLE
ANNAPOLIS
CHESTER
GRASONVILLE
EDGEWATER
RIDGELY
DENTON
FELTON
MILFORD
DC
LOTHIAN
CHESAPEAKE BAY
ST. MICHAELS
EASTON
REHOBOTH BEACH
DELAWARE
CAMBRIDGE
OCEAN CITY
MARYLAND
POTOMAC RIVER
VIRGINIA
CHESAPEAKE BAY
ONLEY
ATLANTIC OCEAN

Shore Bancshares

Headquarters

18 E. Dover Street
Easton, MD 21601
410.763.7800
NASDAQ: SHBI

ShoreBancshares.com



Banking

Shore United Bank

18 E. Dover Street
Easton, MD 21601
410.822.1400
877.758.1600

ShoreUnitedBank.com



Loan Production Offices

Shore United Bank

102 Sleepy Hollow Drive, Suite 204
Middletown, DE 19709
302.449.6320

3409 Coastal Highway
Ocean City, MD 21842
443.856.2100

ShoreUnitedBank.com



Mortgage Loan Offices

Shore United Bank

200 Westgate Circle, Suite 202
Annapolis, MD 21401
410.260.2000

5291 Corporate Drive, Suite 202
Frederick, MD 21703
240.651.6948

6411 Ivy Lane, Suite 505
Greenbelt, MD 20770
301.968.4132

19716 Sea Air Avenue, Unit 3
Rehoboth Beach, DE 19971
302.227.4747

ShoreUnitedBank.com



Investment Services

Wye Financial Partners

1101 Maiden Choice Lane
Baltimore, MD 21229
800.309.8124

16 N. Washington Street
Easton, MD 21601
410.763.8543
800.309.8124

WyeFinancialPartners.com

Investor Relations Contact:

Vance Adkins
Vance.Adkins@ShoreUnitedBank.com
410.260.2012

Transfer Agent:

Broadridge Corporate Issuer Solutions
51 Mercedes Way
Edgewood, NY 11717
866.232.0392
720.358.3588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Year Ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File No. 0-22345

SHORE BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Maryland	52-1974638
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
18 E. Dover Street, Easton, Maryland	21601
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: (410) 763-7800

Securities Registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Common stock, par value $.01 per share	SHBI	Nasdaq Global Select Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 16(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑	Smaller reporting company	☑
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☑

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $326,483,875.

The number of shares outstanding of the registrant's common stock as of the latest practicable date: 19,898,388 as of March 1, 2023.

Documents Incorporated by Reference

Certain information required by Part III of this annual report is incorporated therein by reference to the definitive proxy statement for the 2023 Annual Meeting of Stockholders.

INDEX

Cautionary note regarding forward-looking statements

This Annual Report on Form 10-K of Shore Bancshares, Inc. and subsidiaries (the "Company" or "Shore" and "we," "our" or "us" on a consolidated basis) contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. These forward looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, expected operating results and the assumptions upon which those statements are based. In some cases, you can identify these forward-looking statements by words like "may," "will," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," or "continue" or the negative of those words and other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements are not a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. We caution that the forward-looking statements are based largely on our expectations and information available at the time the statements are made and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements. You should bear this in mind when reading this annual report and not place undue reliance on these forward-looking statements.

The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward-looking statements:

- general economic conditions, (including the interest rate environment, government economic and monetary policies, the strength of global financial markets and inflation/deflation and supply chain issues), whether national or regional, and conditions in the lending markets in which we participate that may have an adverse effect on the demand for our loans and other products, our credit quality and related levels of nonperforming assets and loan losses, and the value and salability of the real estate that we own or that is the collateral for our loans;

- our ability to prudently manage our growth and execute our strategy;

- the effect of acquisitions we have made or may make, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions, and/or the failure to effectively integrate an acquisition target into our operations;

- risks related to the proposed merger with The Community Financial Corporation ("TCFC") including, among others, (i) failure to complete the merger with TCFC or unexpected delays related to the merger or either party's inability to satisfy closing conditions required to complete the merger, (ii) certain restrictions during the pendency of the proposed transactions with TCFC that may impact the parties' ability to pursue certain business opportunities or strategic transactions, (iii) diversion of management's attention from ongoing business operations and opportunities, (iv) cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized, (v) the integration of each party's management, personnel and operations will not be successfully achieved or may be materially delayed or will be more costly or difficult than expected, (vi) deposits attrition, customer or employee loss and/or revenue loss as a result of the proposed merger, and (vii) expenses related to the proposed merger being greater than expected;

- impairment of our goodwill and intangible assets;

- results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us to increase our reserve for loan losses or to write-down assets;

- changing bank regulatory conditions, policies or programs, whether arising as new legislation or regulatory initiatives, that could lead to restrictions on activities of banks generally, or our subsidiary bank in particular, more restrictive regulatory capital requirements, increased costs, including deposit insurance premiums, regulation or prohibition of certain income producing activities or changes in the secondary market for loans and other products;

- the effect of any change in federal government enforcement of federal laws affecting the cannabis industry;

- changes in market rates and prices may adversely impact the value of securities, loans, deposits and other financial instruments and the interest rate sensitivity of our balance sheet;

- our liquidity requirements could be adversely affected by changes in our assets and liabilities;

- the effect of legislative or regulatory developments, including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial services industry;

- competitive factors among financial services organizations, including product and pricing pressures and our ability to attract, develop and retain qualified banking professionals;

- the expected discontinuation of the London Interbank Offering Rate ("LIBOR") and uncertainty regarding potential alternative reference rates, including Secured Overnight Financing Rate ("SOFR");

- the growth and profitability of non-interest or fee income being less than expected;

- the effect of changes in accounting policies and practices, as may be adopted by the Financial Accounting Standards Board, the Securities and Exchange Commission (the "SEC"), the Public Company Accounting Oversight Board and other regulatory agencies;

- Cybersecurity threats and the cost of defending against them;

- Climate change, including the enhanced regulatory, compliance, credit and reputational risks and costs;

- the effect of fiscal and governmental policies of the United States federal government; and

- geopolitical conditions, including acts or threats of terrorism, actions taken by the U.S. or other governments in response to acts of terrorism, and/or military conflicts, which could impact business and economic conditions in the U.S. and abroad.

You should also consider carefully the Risk Factors contained in Item 1A of Part I of this annual report, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. The risks discussed in this annual report are factors that, individually or in the aggregate, management believes could cause our actual results to differ materially from expected and historical results. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider such disclosures to be a complete discussion of all potential risks or uncertainties.

The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

PART I

Item 1.   Business.

BUSINESS

General

The Company was incorporated under the laws of Maryland on March 15, 1996 and is a financial holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company is the largest independent financial holding company located on the Eastern Shore of Maryland. The Company conducts business primarily through two wholly owned subsidiaries, Shore United Bank, N.A. (the "Bank") and Mid-Maryland Title Company, Inc. (the "Title Company"). The Bank provides consumer and commercial banking products and services, including secondary mortgage lending, trust, wealth management and financial planning services. The Title Company engages in title work related to real estate transactions. The Company, Bank and Title Company are Affirmative Action/Equal Opportunity Employers.

Pending Merger

On December 14, 2022, the Company and TCFC entered into a definitive agreement pursuant to which TCFC will be merged with and into the Company, with the Company as the surviving corporation (the "Merger"). Promptly following the Merger, TCFC's wholly-owned bank subsidiary, the Community Bank of the Chesapeake, will be merged with and into the Bank, with the Bank as the surviving bank.

Under the terms of the agreement, TCFC shareholders will have the right to receive 2.3287 shares of Shore common stock and cash in lieu of any fractional shares of Shore common stock. Upon closing, shareholders of Shore will own approximately 60% of the combined company and shareholders of TCFC will own approximately 40% of the combined company. The transaction is subject to satisfaction of customary closing conditions, including approval from Shore and TCFC shareholders. Shore and TCFC have received all required regulatory approvals and waivers. The transaction is expected to close late in the second quarter or early in the third quarter of 2023.

As of December 31, 2022, TCFC had more than $2.4 billion in assets and operated ten full-service offices in Maryland and two full-service offices in Virginia.

Banking Products and Services

The Bank is a national banking association chartered under the laws of the United States with trust powers that can trace its origin to 1876. The Bank currently operates 31 full-service branches, 33 ATMs, 6 loan production offices, and provides a full range of commercial and consumer banking products and services to individuals, businesses, and other organizations in Baltimore City, Baltimore County, Howard County, Kent County, Queen Anne's County, Caroline County, Talbot County, Dorchester County, Anne Arundel County and Worcester County in Maryland, Kent County and Sussex County in Delaware and in Accomack County, Virginia. The Bank's deposits are insured up to applicable legal limits by the Federal Deposit Insurance Corporation (the "FDIC").

The Bank is an independent community bank that serves businesses and individuals in their respective market areas. Services offered are essentially the same as those offered by larger regional institutions that compete with the Bank. Services provided to businesses include commercial checking, savings, certificates of deposit and overnight investment sweep accounts. The Bank offers all forms of commercial lending, including secured and unsecured loans, working capital loans, lines of credit, term loans, accounts receivable financing, real estate acquisition and development, construction loans and letters of credit. Merchant credit card clearing services are available as well as direct deposit of payroll, internet banking and telephone banking services.

Services to individuals include checking accounts, various savings programs, mortgage loans, home improvement loans, installment and other personal loans, credit cards, personal lines of credit, automobile and other consumer financing, safe deposit boxes, debit cards, 24-hour telephone banking, internet banking, mobile banking, and 24-hour automatic teller machine services. The Bank also offers non-deposit products, such as mutual funds and annuities, and discount brokerage services to their customers. Additionally, the Bank has Saturday hours and extended hours on certain evenings during the week for added customer convenience.

Cannabis Related Business

The Bank provides banking services to customers that are licensed by various states to do business in the cannabis industry as growers, processors and dispensaries. The Bank maintains stringent written policies and procedures related to the on-boarding of such businesses and to the monitoring and maintenance of such business accounts.

In accordance with Federal regulatory guidance, and industry best practices, the Bank performs a multilayered due diligence review of a cannabis business before the business is on-boarded, including site visits and confirmation that the business is properly licensed by the state in which it is conducting business. Throughout the relationship, the Bank continues to monitor the business, including site visits, to ensure that the cannabis business continues to meet stringent requirements, including maintenance of required licenses. The Bank performs periodic financial reviews of the business and monitors the business in accordance with the Bank Secrecy Act ("BSA") and Maryland Medical Cannabis Commission requirements.

See Note 23 to the Consolidated Financial Statements for a summary of the level of business activities with the Bank's cannabis customers.

Lending Activities

The Bank originates loans of all types, including commercial, commercial mortgage, commercial construction, residential construction, residential mortgage and consumer loans.

The Bank originates secured and unsecured loans for business purposes. Commercial loans are typically secured by real estate, accounts receivable, inventory, equipment and/or other assets of the business. Commercial loans generally involve a greater degree of credit risk than one to four family residential mortgage loans. Repayment is often dependent upon the successful operation of the business and may be affected by adverse conditions in the local economy or real estate market. The financial condition and cash flow of commercial borrowers is therefore carefully analyzed during the loan approval process, and continues to be monitored by obtaining business financial statements, personal financial statements and income tax returns. The frequency of this ongoing analysis depends upon the size and complexity of the credit and collateral that secures the loan. It is also the Bank's general policy to obtain personal guarantees from the principals of the commercial loan borrowers.

The Bank's commercial real estate loans are primarily secured by land for residential and commercial development, agricultural purpose properties, service industry buildings such as restaurants and motels, retail buildings and general purpose business space. The Bank attempts to mitigate the risks associated with these loans through thorough financial analyses, conservative underwriting procedures, including loan to value ratio standards, obtaining additional collateral, closely monitoring construction projects to control disbursement of funds on loans, and management's knowledge of the local economy in which the Bank lends.

The Bank provides residential real estate construction loans to builders and individuals for single family dwellings. Residential construction loans are usually granted based upon "as completed" appraisals and are secured by the property under construction. Additional collateral may be taken if loan to value ratios exceed 80%. Site inspections are performed to determine pre-specified stages of completion before loan proceeds are disbursed. These loans typically have maturities of six to twelve months and may have fixed or variable rate features. Permanent financing options for individuals include fixed and variable rate loans with three- and five-year balloon features and one-, three- and five-year adjustable rate mortgage loans. The risk of loss associated with real estate construction lending is controlled through conservative underwriting procedures such as loan to value ratios of 80% or less at origination, obtaining additional collateral when prudent, and closely monitoring construction projects to control disbursement of funds on loans.

The Bank originates residential mortgage loans that are to be held in our loan portfolio as well as loans that are intended for sale in the secondary market. Loans sold in the secondary market are primarily sold to investors with which the Bank maintains a correspondent relationship. These loans are made in conformity with standard government-sponsored enterprise ("GSE") underwriting criteria required by the investors to assure maximum eligibility for resale in the secondary market and are approved either by the Bank's underwriter or the correspondent's underwriter. Additionally, loans that are sold into the secondary market are typically residential long-term loans (15 or more years), generally with fixed rates of interest. Loans retained for the Bank's portfolio typically include construction loans and loans that periodically reprice or mature prior to the end of an amortized term. Generally, loans are sold with servicing retained which includes loans sold to the Federal National Mortgage Association ("FNMA") or Federal Home Loan Mortgage Corporation ("FHLMC"). As of December 31, 2022, the Bank was servicing $343.8 million in loans for FNMA and $74.1 million in loans for FHLMC.

A variety of consumer loans are offered to customers, including home equity loans, credit cards, marine loans and other secured and unsecured lines of credit and term loans. Careful analysis of an applicant's creditworthiness is performed before granting credit, and ongoing monitoring of loans outstanding is performed in an effort to minimize risk of loss by identifying problem loans early.

Deposit Activities

The Bank offers a full array of deposit products including checking, savings and money market accounts, and regular and IRA certificates of deposit. The Bank also offers the CDARS program, providing up to $50 million of FDIC insurance to our customers. Another program offered by the Bank is the ICS program, which is an insured cash sweep program allowing customers the ability to insure deposits over $250 thousand among other Banks that participate in the ICS network while providing competitive rates and easy access to funds. In addition, we offer our commercial customers packages which include cash management services and various checking opportunities and other cash sweep products.

Trust Services

The Bank has a trust department through which it offers trust, asset management and financial planning services to customers within our market areas using the trade name Wye Financial Partners.

Seasonality

Management does not believe that our business activities are seasonal in nature.

Employees and Human Capital Resources

At March 1, 2023, we employed 481 persons, of which 469 were employed on a full-time basis. None of our employees are represented by any collective bargaining unit or are a party to a collective bargaining agreement. We believe the relationship with our employees to be excellent. Our ability to attract and retain employees is a key to our success. We offer a competitive total rewards program to our employees and monitor the competitiveness of our compensation and benefits programs in our various market areas.

The Company prides itself on being a values-driven organization, supporting diversity, equity and inclusion. Employees are empowered to share ideas that keep the organization connected. Our company core values guide each team member to:
- Integrity – Honesty, Commitment, Ethics
- Family – Teamwork, Open, Engage, Communicate
- Performance – Effort, Knowledge, Quality, Results
- Dedication – Passion, Motivated, Tireless, Perseverance
- Empowerment – Innovative, Initiative, Accountable

We believe that these values enable our success with our customers and have helped us build an inspiring, vibrant and accountability driven culture. In addition, we are committed to developing our staff through internal/external training programs, availability of online training resources, and continuing to implement leadership development programs to all levels of leadership within the organization. This includes career development as well as identifying future leaders and preparing them for leadership opportunities.

COMPETITION

Shore Bancshares, Inc. and its subsidiaries operate in a highly competitive environment. Our competitors include community banks, commercial banks, credit unions, thrifts, mortgage banking companies, credit card issuers, investment advisory firms, brokerage firms, mutual fund companies, fintechs, title companies and e-commerce and other internet-based companies. We compete on a local and regional basis for banking and investment products and services.

The primary factors when competing in the financial service market include personalized services, the quality and range of products and services, interest rates on loans and deposits, lending services, price, customer convenience, and our ability to attract and retain experienced employees.

To compete in our market areas, we utilize multiple media channels including print, online, social media, television, radio, direct mail, e-mail and digital signage. Our employees also play a significant role in maintaining existing relationships with customers while establishing new relationships to grow all areas of our businesses.

SUPERVISION AND REGULATION

General

The Company is a financial holding company registered with the Board of Governors of the Federal Reserve System (the "FRB") under the BHC Act and, as such, is subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the FRB.

Following a charter conversion occurring in 2021, the Bank is now a national banking association, chartered by and subject to the supervision of the Office of the Comptroller of the Currency ("OCC"). The deposits of the Bank are insured by the FDIC, so certain laws and regulations administered by the FDIC also govern its deposit taking operations. In addition to the foregoing, the Bank is subject to numerous state and federal statutes and regulations that affect the business of banking generally.

Nonbank affiliates of the Company are subject to examination by the FRB, and, as affiliates of the Bank, may be subject to examination by the Bank's regulators from time to time.

To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the text of applicable statutory and regulatory provisions. Legislative and regulatory initiatives, which necessarily impact the regulation of the financial services industry, are introduced from time-to-time. We cannot predict whether or when potential legislation or new regulations will be enacted, and if enacted, the effect that new legislation or any implemented regulations and supervisory policies would have on our financial condition and results of operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), by way of example, contains a comprehensive set of provisions designed to govern the practices and oversight of financial institutions and other participants in the financial markets. The Dodd-Frank Act made extensive changes in the regulation of financial institutions and their holding companies. Some of the changes brought about by the Dodd-Frank Act have been modified by the Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018 (the "Regulatory Relief Act"), signed into law on May 24, 2018. The Dodd-Frank Act has increased the regulatory burden and compliance costs of the Company. Moreover, bank regulatory agencies can be more aggressive in responding to concerns and trends identified in examinations, which could result in an increased issuance of enforcement actions to financial institutions requiring action to address credit quality, liquidity and risk management, and capital adequacy, as well as other safety and soundness concerns.

Regulation of Financial Holding Companies

The Gramm-Leach-Bliley Act (the "GLB Act") amended the BHC Act and repealed the affiliation provisions of the Glass-Steagall Act of 1933, which, taken together, limited the securities, insurance and other non-banking activities of any company that controls an FDIC insured financial institution. Under the GLB Act, a bank holding company can elect, subject to certain qualifications, to become a "financial holding company." The GLB Act provides that a financial holding company may engage in a full range of financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities, with new expedited notice procedures. The Company is a financial holding company.

Under FRB policy, the Company is expected to act as a source of strength to the Bank, and the FRB may charge the Company with engaging in unsafe and unsound practices for failure to commit resources to the Bank when required. This support may be required at times when the Company may not have the resources to provide the support. Under the prompt corrective action provisions, if a controlled bank is undercapitalized, then the regulators could require the bank holding company to guarantee the bank's capital restoration plan. In addition, if the FRB believes that a company's activities, assets or affiliates represent a significant risk to the financial safety, soundness or stability of a controlled bank, then the FRB could require the bank holding company to terminate the activities, liquidate the assets or divest the affiliates. The regulators may require these and other actions in support of controlled banks even if such actions are not in the best interests of the bank holding company or its stockholders. Because the Company is a bank holding company, it is viewed as a source of financial and managerial strength for any controlled depository institutions, like the Bank.

The Dodd-Frank Act, enacted in 2010, made sweeping changes to the financial regulatory landscape that impacts all financial institutions, including the Company and the Bank. The Dodd-Frank Act directs federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as sources of financial strength for the institution. The term "source of financial strength" is defined under the Dodd-Frank Act as the ability of a company to provide financial assistance to its insured depository institution subsidiaries in the event of financial distress. The appropriate federal banking agency for such a depository institution may require reports from companies that control the insured depository institution to assess their abilities to serve as sources of strength and to enforce compliance with the source-of-strength requirements. The appropriate federal banking agency may also require a holding company to provide financial assistance to a bank with impaired capital. Under this requirement, the Company could be required to provide financial assistance to the Bank should it experience financial distress.

Federal Regulation of Banks

The OCC may prohibit national banking associations, such as the Bank, from engaging in activities or investments that the OCC believes is unsafe or unsound banking practices. The OCC has extensive enforcement authority over national banking associations to prohibit or correct activities that violate law, regulation or a regulatory agreement or which are deemed to be unsafe or unsound practices. Enforcement actions may include the appointment of a conservator or receiver, the issuance of a cease and desist order, the termination of deposit insurance, the imposition of civil money penalties on the institution, its directors, officers, employees and institution-affiliated parties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the removal of or restrictions on directors, officers, employees and institution-affiliated parties, and the enforcement of any such mechanisms through restraining orders or other court actions.

The Bank is subject to the provisions of Section 23A and Section 23B of the Federal Reserve Act. Section 23A limits the amount of loans or extensions of credit to, and investments in, the Company and its nonbank affiliates by the Bank. Section 23B requires that transactions between the Bank and the Company and its nonbank affiliates be on terms and under circumstances that are substantially the same as with non-affiliates.

The Bank is also subject to certain restrictions on extensions of credit to executive officers, directors, and principal stockholders or any related interest of such persons, which generally require that such credit extensions be made on substantially the same terms as are available to third parties dealing with the Bank and not involve more than the normal risk of repayment. Other laws tie the maximum amount that may be loaned to any one customer and its related interests to capital levels.

As part of the Federal Deposit Insurance Company Improvement Act of 1991 ("FDICIA"), each federal banking regulator adopted non-capital safety and soundness standards for institutions under its authority. These standards include internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. An institution that fails to meet those standards may be required by the agency to develop a plan acceptable to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. The Company, on behalf of the Bank, believes that the Bank meets substantially all standards that have been adopted. FDICIA also imposes capital standards on insured depository institutions.

Deposit Insurance

Our deposits are insured up to applicable limits by the DIF of the FDIC. Deposit insurance is mandatory. We are required to pay assessments to the FDIC on a quarterly basis. The assessment amount is the product of multiplying the assessment base by the assessment amount.

The assessment base against which the assessment rate is applied to determine the total assessment due for a given period is the depository institution's average total consolidated assets during the assessment period less average tangible equity during that assessment period. Tangible equity is defined in the assessment rule as Tier 1 Capital and is calculated monthly, unless the insured depository institution has less than $1 billion in assets, in which case the insured depository institution calculates Tier 1 Capital on an end-of-quarter basis. Parents or holding companies of other insured depository institutions are required to report separately from their subsidiary depository institutions.

The FDIC's methodology for setting assessments for individual banks has changed over time, although the broad policy is that lower-risk institutions should pay lower assessments than higher-risk institutions. The FDIC now uses a methodology, known as the "financial ratios method," that began to apply on July 1, 2016, in order to meet requirements of the Dodd-Frank Act. The statute established a minimum designated reserve ratio (the "DFR"), for the DIF of 1.35% of the estimated insured deposits and required the FDIC to adopt a restoration plan should the reserve ratio fall below 1.35%. The financial ratios took effect when the DRR exceeded 1.15%. The FDIC declared that the DIF reserve ratio exceeded 1.15% by the end of the second quarter of 2016. Accordingly, beginning July 1, 2016, the FDIC began to use the financial ratios method. This methodology assigns a specific assessment rate to each institution based on the institution's leverage capital, supervisory ratings, and information from the institution's call report. Under this methodology, the assessment rate schedules used to determine assessments due from insured depository institutions become progressively lower when the reserve ratio in the DIF exceeds 2% and 2.5%.

On October 18, 2022, the FDIC adopted a final rule that increases initial base deposit insurance assessment rates by 2 basis points, beginning with the first quarterly assessment period of 2023. Due to the decline in the DIF reserve ratio below the statutory minimum of 1.35 percent as of June 30, 2020, caused by extraordinary growth in insured deposits during the first and second quarters of 2020, the FDIC established a Restoration Plan in September 2020 to restore the DIF reserve ratio to meet or exceed the statutory minimum of 1.35 percent within eight years. This 2020 plan did not include an increase in the deposit insurance assessment rate. On June 21, 2022, however, the FDIC adopted an Amended Restoration Plan and notice of proposed rulemaking to increase the deposit insurance assessment rates as it was otherwise at risk of not reaching the statutory minimum by the statutory deadline of September 30, 2028. The proposed rule was adopted as final without change.

Also, in the final rule adopted on October 18, 2022, the FDIC incorporated Accounting Standards Update ("ASU") 2022-02, Financial Instruments - Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures in the risk-based deposit insurance assessment system applicable to all large and highly complex insured depository institutions. In March 2022, the FASB issued ASU 2022-02, which eliminates accounting guidance for troubled debt restructurings ("TDRs") and introduces new disclosures and enhances existing disclosures concerning certain loan refinancings and restructurings when a borrower is experiencing financial difficulty. The FDIC final rule amends the assessment regulations to include a new term, "modifications to borrowers experiencing financial difficulty," in two financial measures—the underperforming assets ratio and the higher-risk assets ratio—used to determine deposit insurance assessments for large and highly complex insured depository institutions.

The Dodd-Frank Act also raised the limit for federal deposit insurance to $250,000 for most deposit accounts and increased the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000.

The FDIC has authority to increase insurance assessments. A significant increase in insurance assessments would likely have an adverse effect on our operating expenses and results of operations. We cannot predict what insurance assessment rates will be in the future. Furthermore, deposit insurance may be terminated by the FDIC upon a finding that an insured depository institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

Capital Adequacy Guidelines

Bank holding companies and banks are subject to various regulatory capital requirements administered by state and federal agencies. These agencies may establish higher minimum requirements if, for example, a banking organization previously has received special attention or has a high susceptibility to interest rate risk. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items. Under the Dodd-Frank Act, the FRB must apply consolidated capital requirements to depository institution holding companies that are no less stringent than those currently applied to depository institutions. The Dodd-Frank Act additionally requires capital requirements to be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness.

Under federal regulations, bank holding companies and banks must meet certain risk-based capital requirements. Effective as of January 1, 2015, the Basel III final capital framework, among other things, (i) introduced as a new capital measure "Common Equity Tier 1" ("CET1"), (ii) specifies that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, (iii) defines CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital, and (iv) expands the scope of the adjustments as compared to existing regulations. Beginning January 1, 2016, financial institutions were required to maintain a minimum "capital conservation buffer" to avoid restrictions on capital distributions such as dividends and equity repurchases and other payments such as discretionary bonuses to executive officers. The minimum capital conservation buffer was phased-in over a four year transition period with minimum buffers of 0.625%, 1.25%, 1.875%, and 2.50% during 2016, 2017, 2018, and 2019, respectively.

As fully phased-in on January 1, 2019, Basel III subjects banks to the following risk-based capital requirements:

- a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% capital conservation buffer, or 7%;

- a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer, or 8.5%;

- a minimum ratio of Total (Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer, or 10.5%; and

- a minimum leverage ratio of 4%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures.

The Basel III final framework provides for a number of deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets dependent upon future taxable income and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1. Basel III also includes, as part of the definition of CET1 capital, a requirement that banking institutions include the amount of Accumulated Other Comprehensive Income ("AOCI"), which primarily consists of unrealized gains and losses on available-for-sale securities, which are not required to be treated as other-than-temporary impairment, net of tax) in calculating regulatory capital. Banking institutions had the option to opt out of including AOCI in CET1 capital if they elected to do so in their first regulatory report following January 1, 2015. As permitted by Basel III, the Company and the Bank have elected to exclude AOCI from CET1.

In addition, goodwill and most intangible assets are deducted from Tier 1 capital. For purposes of applicable total risk-based capital regulatory guidelines, Tier 2 capital (sometimes referred to as "supplementary capital") is defined to include, subject to limitations: perpetual preferred stock not included in Tier 1 capital, intermediate-term preferred stock and any related surplus, certain hybrid capital instruments, perpetual debt and mandatory convertible debt securities, allowances for loan and lease losses, and intermediate-term subordinated debt instruments. The maximum amount of qualifying Tier 2 capital is 100% of qualifying Tier 1 capital. For purposes of determining total capital under federal guidelines, total capital equals Tier 1 capital, plus qualifying Tier 2 capital, minus investments in unconsolidated subsidiaries, reciprocal holdings of bank holding company capital securities, and deferred tax assets and other deductions.

Basel III changed the manner of calculating risk-weighted assets. New methodologies for determining risk-weighted assets in the general capital rules are included, including revisions to recognition of credit risk mitigation, including a greater recognition of financial collateral and a wider range of eligible guarantors. They also include risk weighting of equity exposures and past due loans; and higher (greater than 100%) risk weighting for certain commercial real estate exposures that have higher credit risk profiles, including higher loan to value and equity components. In particular, loans categorized as "high-volatility commercial real estate" loans ("HVCRE loans"), as defined pursuant to applicable federal regulations, are required to be assigned a 150% risk weighting, and require additional capital support.

In addition to the uniform risk-based capital guidelines and regulatory capital ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios. Future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect our ability to grow and could restrict the amount of profits, if any, available for the payment of dividends.

In addition, the Dodd-Frank Act requires the federal banking agencies to adopt capital requirements that address the risks that the activities of an institution poses to the institution and the public and private stakeholders, including risks arising from certain enumerated activities.

Basel III is currently applicable to the Bank and the Company. Overall, the Company believes that implementation of the Basel III Rule has not had and will not have a material adverse effect on the Company's or the Bank's capital ratios, earnings, stockholders' equity, or its ability to pay dividends, effect stock repurchases or pay discretionary bonuses to executive officers.

In December 2017, the Basel Committee published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as "Basel IV"). Among other things, these standards revise the Basel Committee's standardized approach for credit risk (including recalibrating risk weights and introducing new capital requirements for certain "unconditionally cancellable commitments," such as unused credit card lines of credit) and provides a new standardized approach for operational risk capital. Under the Basel framework, these standards were generally effective on January 1, 2022, with an aggregate output floor phasing in through January 1, 2027. Under the current U.S. capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches institutions, and not to the Company or the Bank. The impact of Basel IV on us will depend on the manner in which it is implemented by the federal bank regulators.

In 2018, the federal bank regulatory agencies issued a variety of proposals and made statements concerning regulatory capital standards. These proposals touched on such areas as commercial real estate exposure, credit loss allowances under generally accepted accounting principles and capital requirements for covered swap entities, among others. Public statements by key agency officials have also suggested a revisiting of capital policy and supervisory approaches on a going-forward basis. In July 2019, the federal bank regulators adopted a final rule that simplifies the capital treatment for certain deferred tax assets, mortgage servicing assets, investments in non-consolidated financial entities and minority interests for banking organizations, such as the Company and the Bank, that are not subject to the advanced approaches requirements. We will be assessing the impact on us of these new regulations and supervisory approaches as they are proposed and implemented.

In February 2019, the U.S. federal bank regulatory agencies approved a final rule modifying their regulatory capital rules and providing an option to phase-in over a three-year period the Day 1 adverse regulatory capital effects of CECL accounting standard. As a result, entities may gradually phase in the full effect of CECL on regulatory capital over a three-year transition period. The requirement to implement the CECL model was effective January 1, 2023.

Prompt Corrective Action

The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Federal banking regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Under applicable regulations, the Bank was "well capitalized," which means it had a common equity Tier 1 capital ratio of 6.5% or higher; a Tier I risk-based capital ratio of 8.0% or higher; a total risk-based capital ratio of 10.0% or higher; a leverage ratio of 5.0% or higher; and was not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure.

As noted above, Basel III integrates the capital requirements into the prompt corrective action category definitions set forth below.

Capital Category	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Common Equity Tier 1 (CET1) Capital Ratio	Leverage Ratio	Tangible Equity to Assets	Supplemental Leverage Ratio
Well Capitalized	10% or greater	8% or greater	6.5% or greater	5% or greater	n/a	n/a
Adequately Capitalized	8% or greater	6% or greater	4.5% or greater	4% or greater	n/a	3% or greater
Undercapitalized	Less than 8%	Less than 6%	Less than 4.5%	Less than 4%	n/a	Less than 3%
Significantly Undercapitalized	Less than 6%	Less than 4%	Less than 3%	Less than 3%	n/a	n/a
Critically Undercapitalized	n/a	n/a	n/a	n/a	Less than 2%	n/a

As of December 31, 2022, the Bank and the Company exceeded all regulatory capital requirements and exceeded the minimum CET 1, Tier 1 and total capital ratio inclusive of the fully phased-in capital conservation buffer of 7.0%, 8.5%, and 10.5%, respectively.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. An institution's capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the institution's overall financial condition or prospects for other purposes.

In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy. The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. In addition to requiring undercapitalized institutions to submit a capital restoration plan, bank regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution's capital decreases, the regulators' enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. A regulator has limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Safety and Soundness Standards

The federal banking agencies have adopted guidelines designed to assist the federal banking agencies in identifying and addressing potential safety and soundness concerns before capital becomes impaired. The guidelines set forth operational and managerial standards relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) asset growth; (v) earnings; and (vi) compensation, fees and benefits.

In addition, the federal banking agencies have also adopted safety and soundness guidelines with respect to asset quality and for evaluating and monitoring earnings to ensure that earnings are sufficient for the maintenance of adequate capital and reserves. These guidelines provide six standards for establishing and maintaining a system to identify problem assets and prevent those assets from deteriorating. Under these standards, an insured depository institution should: (i) conduct periodic asset quality reviews to identify problem assets; (ii) estimate the inherent losses in problem assets and establish reserves that are sufficient to absorb estimated losses; (iii) compare problem asset totals to capital; (iv) take appropriate corrective action to resolve problem assets; (v) consider the size and potential risks of material asset concentrations; and (vi) provide periodic asset quality reports with adequate information for management and the board of directors to assess the level of asset risk.

Community Reinvestment Act

The Community Reinvestment Act ("CRA") requires the federal banking regulatory agencies to assess all financial institutions that they regulate to determine whether these institutions are meeting the credit needs of the communities they serve, including their assessment area(s) (as established for these purposes in accordance with applicable regulations based principally on the location of branch offices). In addition to substantial penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities. Under the CRA, institutions are assigned a rating of "outstanding," "satisfactory," "needs to improve," or "unsatisfactory." An institution's record in meeting the requirements of the CRA is based on a performance-based evaluation system, and is made publicly available and is taken into consideration in evaluating any applications it files with federal regulators to engage in certain activities, including approval of a branch or other deposit facility, mergers and acquisitions, office relocations, or expansions into nonbanking activities. Our Bank received a "satisfactory" rating in its most recent CRA evaluation.

In April 2018, the U.S. Department of Treasury issued a memorandum to the federal banking regulators recommending changes to the CRA's regulations to reduce their complexity and associated burden on banks, and in December 2019, the FDIC and the Office of the Comptroller of the Currency (the "OCC") proposed for public comment rules to modernize the agencies' regulations under the CRA. The OCC adopted its final rules in May 2020, and then on December 14, 2021, the OCC rescinded the 2020 rules and replaced them with rules based on the rules adopted jointly by the federal bank regulatory agencies in 1995. We will continue to evaluate the impact of any changes to the CRA regulations.

Anti-Terrorism, Money Laundering Legislation and OFAC

The Bank is subject to the BSA and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act"). These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and accounts and other relationships intended to guard against money laundering and terrorism financing. The principal requirements for an insured depository institution include (i) establishment of an anti-money laundering program that includes training and audit components,

(ii) establishment of a "know your customer" program involving due diligence to confirm the identities of persons seeking to open accounts and to deny accounts to those persons unable to demonstrate their identities, (iii) the filing of currency transaction reports for deposits and withdrawals of large amounts of cash and suspicious activities reports for activity that might signify money laundering, tax evasion, or other criminal activities, (iv) additional precautions for accounts sought and managed for non-U.S. persons and (v) verification and certification of money laundering risk with respect to private banking and foreign correspondent banking relationships. For many of these tasks a bank must keep records to be made available to its primary federal regulator. Anti-money laundering rules and policies are developed by a bureau within the U.S. Department of the Treasury's Financial Crimes Enforcement Network ("FinCEN"), but compliance by individual institutions is overseen by its primary federal regulator.

The Bank has established appropriate anti-money laundering and customer identification programs. The Bank also maintains records of cash purchases of negotiable instruments, files reports of certain cash transactions exceeding $10,000 (daily aggregate amount), and reports suspicious activity that might signify money laundering, tax evasion, or other criminal activities pursuant to the BSA. The Bank otherwise has implemented policies and procedures to comply with the foregoing requirements.

The U.S Department of Treasury's Office of Foreign Assets Control ("OFAC"), administers and enforces economic and trade sanctions against targeted foreign countries and persons, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons that are the target of sanctions, including the List of Specially Designated Nationals and Blocked Persons. Financial institutions are responsible for, among other things, blocking accounts of and transactions with sanctioned persons and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked and rejected transactions after their occurrence. If the Company or the Bank finds a name or other information on any transaction, account or wire transfer that is on an OFAC list or that otherwise indicates that the transaction involves a target of sanctions, the Company or the Bank generally must freeze or block such account or transaction, file a suspicious activity report, and notify the appropriate authorities. Banking regulators examine banks for compliance with the economic sanctions regulations administered by OFAC.

The Bank has implemented policies and procedures to comply with the foregoing requirements.

Data Privacy and Cybersecurity

The federal bank regulatory agencies have adopted guidelines for safeguarding confidential, personal, non-public customer information. These guidelines require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to create, implement, and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazard to the security or integrity of such information, and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. We have adopted a customer information security program to comply with these requirements.

The GLB Act requires financial institutions to implement policies and procedures regarding the disclosure of non-public personal information about consumers to non-affiliated third parties. The GLB Act requires disclosures to consumers on policies and procedures regarding the disclosure of such non-public personal information and, except as otherwise required by law, prohibit disclosing such information except as provided in the Bank's policies and procedures. We have implemented privacy policies addressing these restrictions that are distributed regularly to all existing and new customers of the Bank.

In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing Internet-based services of the financial institution. The other statement indicates that a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If we fail to observe the regulatory guidance, we could be subject to various regulatory sanctions, including financial penalties.

In November 2021, the federal bank regulatory agencies issued a joint rule establishing computer-security incident notification requirements for banking organizations and their service providers. This rule requires new notification requirements where a banking organization experiences a computer-security incident.

State regulators have been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements.

Many states have also recently implemented or modified their data breach notification and data privacy requirements. In June 2018, the California legislature passed the California Consumer Privacy Act of 2018 (the "California Privacy Act"), which took effect on January 1, 2020. The California Privacy Act, which covers businesses that obtain or access personal information on California resident consumers, grants consumers enhanced privacy rights and control over their personal information and imposes significant requirements on covered companies with respect to consumer data privacy rights. We expect this trend of state-level activity to continue, and are continually monitoring developments in the states in which we operate.

The Consumer Financial Protection Bureau

The Dodd-Frank Act created the Consumer Financial Protection Bureau ("CFPB"), which is an independent bureau with broad authority to regulate the consumer finance industry, including regulated financial institutions, nonbanks and others involved in extending credit to consumers. The CFPB has authority through rulemaking, orders, policy statements, guidance, and enforcement actions to administer and enforce federal consumer financial laws, to oversee several entities and market segments not previously under the supervision of a federal regulator, and to impose its own regulations and pursue enforcement actions when it determines that a practice is unfair, deceptive, or abusive. The federal consumer financial laws and all the functions and responsibilities associated with them, many of which were previously enforced by other federal regulatory agencies, were transferred to the CFPB on July 21, 2011. While the CFPB has the power to interpret, administer, and enforce federal consumer financial laws, the Dodd-Frank Act provides that the federal banking regulatory agencies continue to have examination and enforcement powers over the financial institutions that they supervise relating to the matters within the jurisdiction of the CFPB if such institutions have less than $10 billion in assets. The Dodd-Frank Act also gives state attorneys general the ability to enforce federal consumer protection laws.

Mortgage Loan Origination

The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower's ability to repay. Under the Dodd-Frank Act and the implementing final rule adopted by the CFPB (the ATR/QM Rule), a financial institution may not make a residential mortgage loan to a consumer unless it first makes a "reasonable and good faith determination" that the consumer has a "reasonable ability" to repay the loan. In addition, the ATR/QM Rule limits prepayment penalties and permits borrowers to raise certain defenses to foreclosure if the financial institution has not complied with these requirements. The ATR/QM Rule defines a "qualified mortgage" to include a loan with a borrower debt-to-income (DTI) ratio of less than or equal to 43% or, alternatively, a loan eligible for purchase by Fannie Mae or Freddie Mac while they operate under federal conservatorship or receivership (the Fannie/Freddie QM Alternative), and loans that comply with similar ATR/QM rules established by the Federal Housing Administration, Veterans Administration, or United States Department of Agriculture. Additionally, a qualified mortgage may not: (i) contain excess upfront points and fees; (ii) have a term greater than 30 years; or (iii) include interest only or negative amortization payments. The ATR/QM Rule specifies the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for verification, and the required methods of calculating the loan's monthly payments. The ATR/QM Rule became effective in January 2014.

The CFPB amended the ATR/QM rule in December of 2020. One of the amendments modifies the requirements for a loan to qualify as a QM as well as certain other provisions in the ATR/QM Rule, and eliminates the Fannie/Freddie QM Alternative. This amendment essentially replaces the 43% DTI limit with an APR-based limitation, which for most loans requires that the loan's annual percentage rate (APR) not exceed the average prime offer rate for a comparable transaction by 2.25 percentage points or more as of the date the interest rate is set.

A second amendment creates a new class of QMs, called Seasoned QMs, which are essentially first-lien loans that could not be classified as QMs when originated for reason only that they had DTI ratios above 43%, but which have been held by the original creditor (or the first purchaser) for at least 36 months, during which time the borrower had no more than two 30-day delinquencies and no delinquencies of 60 days or more.

Both of these amendments were originally slated to become effective on March 1, 2021, but the amendment eliminating the Fannie/Freddie QM Alternative was given a mandatory compliance date of July 1, 2021 (the same date that the Fannie/Freddie QM Alternative was set to expire). However, the mandatory compliance date for the elimination of the Fannie/Freddie QM Alternative was subsequently extended until October of 2022. Despite this extension, Fannie and Freddie stopped buying loans, with application dates on or after July 1, 2021, that only qualified as QMs based on the Fannie/Freddie QM alternative.

The risks to lenders resulting from these amendments is as yet uncertain.

The Economic Growth, Regulatory Relief, and Consumer Protection Act enacted in 2018 (the "Regulatory Relief Act") provides that for certain insured depository institutions and insured credit unions with less than $10 billion in total consolidated assets, mortgage loans that are originated and retained in portfolio will automatically be deemed to satisfy the "ability to repay" requirement. To qualify for this, the insured depository institutions and credit unions must meet conditions relating to prepayment penalties, points and fees, negative amortization, interest-only features and documentation.

The Regulatory Relief Act also directs Federal banking agencies to issue regulations exempting certain insured depository institutions and insured credit unions with assets of $10 billion or less from the requirement to establish escrow accounts for certain residential mortgage loans.

It also exempts insured depository institutions and insured credit unions that originated fewer than 500 closed-end mortgage loans or 500 open-end lines of credit in each of the two preceding years from a subset of disclosure requirements (recently imposed by the CFPB) under the Home Mortgage Disclosure Act ("HMDA"), provided they have received certain minimum CRA ratings in their most recent examinations.

The Regulatory Relief Act also directs the Comptroller of the Currency to conduct a study assessing the effect of the exemption described above on the amount of HMDA data available at the national and local level.

In addition, Section 941 of the Dodd-Frank Act amended the Securities Exchange Act of 1934, as amended (the "Exchange Act") to require sponsors of asset-backed securities ("ABS") to retain at least 5% of the credit risk of the assets underlying the securities and generally prohibits sponsors from transferring or hedging that credit risk. In October 2014, the federal banking regulatory agencies adopted a final rule to implement this requirement (the "Risk Retention Rule"). Among other things, the Risk Retention Rule requires a securitizer to retain not less than 5% of the credit risk of any asset that the securitizer, through the issuance of an ABS, transfers, sells, or conveys to a third party; and prohibits a securitizer from directly or indirectly hedging or otherwise transferring the credit risk that the securitizer is required to retain. In certain situations, the final rule allows securitizers to allocate a portion of the risk retention requirement to the originator(s) of the securitized assets, if an originator contributes at least 20% of the assets in the securitization. The Risk Retention Rule also provides an exemption to the risk retention requirements for an ABS collateralized exclusively by Qualified Residential Mortgages ("QRMs"), and ties the definition of a QRM to the definition of a "qualified mortgage" established by the CFPB for purposes of evaluating a consumer's ability to repay a mortgage loan. The federal banking agencies have agreed to review the definition of QRMs in 2019, following the CFPB's own review of its "qualified mortgage" regulation. For purposes of residential mortgage securitizations, the Risk Retention Rule took effect on December 24, 2015. For all other securitizations, the rule took effect on December 24, 2016.

Other Provisions of the Dodd-Frank Act

The Dodd-Frank Act implements far-reaching changes across the financial regulatory landscape. In addition to the reforms previously mentioned, the Dodd-Frank Act also:

- requires BHCs and banks to be both well capitalized and well managed in order to acquire banks located outside their home state and requires any BHC electing to be treated as a financial holding company to be both well managed and well capitalized;

- eliminates all remaining restrictions on interstate banking by authorizing national and state banks to establish de novo branches in any state that would permit a bank chartered in that state to open a branch at that location; and

- repeals Regulation Q, the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.

Although a significant number of the rules and regulations mandated by the Dodd-Frank Act have been finalized, many of the requirements called for have yet to be implemented and will likely be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various agencies, the full extent of the impact such requirements will have on financial institutions' operations is unclear.

Other Laws and Regulations

Our operations are subject to several additional laws, some of which are specific to banking and others of which are applicable to commercial operations generally. For example, with respect to our lending practices, we are subject to the following laws and regulations, among several others:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

- HMDA, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;

- Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identity theft protections, and certain credit and other disclosures;

- Fair Debt Collection Practices Act, governing how consumer debts may be collected by collection agencies;

- Real Estate Settlement Procedures Act, requiring certain disclosures concerning loan closing costs and escrows, and governing transfers of loan servicing and the amounts of escrows for loans secured by one-to-four family residential properties;

- Rules and regulations established by the National Flood Insurance Program;

- Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

- Our deposit operations are subject to federal laws applicable to depository accounts, including:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Truth-In-Savings Act, requiring certain disclosures for consumer deposit accounts;

- Electronic Funds Transfer Act and Regulation E of the FRB, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

- Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

We are also subject to a variety of laws and regulations that are not limited to banking organizations. For example, in lending to commercial and consumer borrowers, and in owning and operating our own property, we are subject to regulations and potential liabilities under state and federal environmental laws. In addition, we must comply with privacy and data security laws and regulations at both the federal and state level.

The banking industry is heavily regulated by regulatory agencies at the federal and state levels. Like most of our competitors, we have faced and expect to continue to face increased regulation and regulatory and political scrutiny, which creates significant uncertainty for us, as well as for the financial services industry in general.

Enforcement Powers

The federal regulatory agencies have substantial penalties available to use against depository institutions and certain "institution-affiliated parties." Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants, such as attorneys, accountants, and others who participate in the conduct of the financial institution's affairs. An institution can be subject to an enforcement action due to the failure to timely file required reports, the filing of false or misleading information, or the submission of inaccurate reports, or engaging in other unsafe or unsound banking practices.

The Financial Institution Reform Recovery and Enforcement Act provided regulators with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties and to terminate an institution's deposit insurance. It also expanded the power of banking regulatory agencies to issue regulatory orders. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification, or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate. The Dodd-Frank Act increases regulatory oversight, supervision and examination of banks, BHCs, and their respective subsidiaries by the appropriate regulatory agency.

Federal Securities Laws

The shares of the Company's common stock are registered with the SEC under Section 12(b) of the Act and listed on the NASDAQ Global Select Market. The Company is subject to information reporting requirements, proxy solicitation requirements, insider trading restrictions and other requirements of the Exchange Act, including the requirements imposed under the Sarbanes-Oxley Act of 2002 and the rules of The NASDAQ Stock Market, LLC. Among other things, loans to and other transactions with insiders are subject to restrictions and heightened disclosure, directors and certain committees of the Board must satisfy certain independence requirements, and the Company is generally required to comply with certain corporate governance requirements.

Governmental Monetary and Credit Policies and Economic Controls

The earnings and growth of the banking industry and ultimately of the Company are affected by the monetary and credit policies of governmental authorities, including the FRB. An important function of the FRB is to regulate the national supply of bank credit in order to control recessionary and inflationary pressures. Among the instruments of monetary policy used by the FRB to implement these objectives are open market operations in U.S. Government securities, changes in the federal funds rate, changes in the discount rate of member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth of bank loans, investments and deposits and may also affect interest rates charged on loans or paid for deposits. The monetary policies of the FRB authorities have had a significant effect on the operating results of commercial banks in the past and are expected to continue to have such an effect in the future. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities, including the FRB, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or their effect on the business and earnings of the Company and its subsidiaries.

AVAILABLE INFORMATION

The Company maintains an Internet site at www.shorebancshares.com on which it makes available, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to the foregoing as soon as reasonably practicable after these reports are electronically filed with, or furnished to, the SEC. In addition, stockholders may access these reports and documents on the SEC's website at www.sec.gov . The information on, or accessible through, our website or any other website cited in this Annual Report on Form 10-K is not part of, or incorporated by reference into, this Annual Report on Form 10-K and should not be relied upon in determining whether to make an investment decision.

Item 1A.   RISK FACTORS.

An investment in our common stock involves significant risks. You should consider carefully the risk factors included below together with all of the information included in or incorporated by reference into this annual report, as the same may be updated from time to time by our future filings with the SEC under the Exchange Act, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also have a material adverse effect on our business, financial condition and results of operations. If any of the matters included in the following information about risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially and adversely affected. In such case, you may lose all or a substantial part of your investment. To the extent that any of the information contained in this document constitutes forward-looking statements, the risk factors below should be reviewed as cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See "Cautionary note regarding forward-looking statements."

Risks Relating to Our Business

Our business is adversely affected by unfavorable economic, market, and political conditions.

In the event of an economic recession, our operating results could be adversely affected because we could experience higher loan and lease charge-offs and higher operating costs. Global economic conditions also affect our operating results because global economic conditions directly influence the U.S. economic conditions. Sources of global economic and market instability include, but are not limited to, the potential economic slowdown in United Kingdom, Europe and the United States, the impact of trade negotiations, economic conditions in China, including the global economic impacts of the Chinese economy, China's regulation of commerce, escalating military tensions in Europe as a result of Russia's invasion of Ukraine, and the effects of the recent pandemic or other health crises. Various market conditions also affect our operating results. Certain changes in interest rates, inflation, or the financial markets could affect demand for our products. Real estate market conditions directly affect performance of our loans secured by real estate. Debt markets affect the availability of credit which impacts the rates and terms at which we offer loans and leases. Stock market downturns often signal broader economic deterioration and/or a downward trend in business earnings which may adversely affect businesses' ability to raise capital and/or service their debts. Political and electoral changes, developments, conflicts, and conditions have in the past introduced, and may in the future introduce, additional uncertainty which may also affect our operating results.

Our performance could be negatively affected to the extent there is deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, which have direct or indirect material adverse impacts on us, our customers, and our counterparties. These conditions could result in one or more of the following:

- a decrease in the demand for our loans and leases and other products and services offered by us;

- a decrease in our deposit balances due to overall reductions in the accounts of customers;

- a decrease in the value of collateral securing our loans and leases;

- an increase in the level of nonperforming and classified loans and leases;

- an increase in provisions for credit losses and loan and lease charge-offs;

- a decrease in net interest income derived from our lending and deposit gathering activities;

- a decrease in the Company's stock price;

- a decrease in our ability to access the capital markets; or

- an increase in our operating expenses associated with attending to the effects of certain circumstances listed above.

Continued inflation poses risk to the economy overall, and could indirectly pose challenges to our clients and to our business. Elevated inflation can impact our business customers through the loss of purchasing power for their customers, leading to lower sales. Rising inflation can also increase input and inventory costs for our customers, forcing them to raise their prices or lower their profitability. Supply chain disruption, also leading to inflation, can delay our customers' shipping ability, or timing on receiving inputs for their production or inventory. Inflation can lead to higher wages for our business customers, increasing costs. All of these inflationary risks for our business customer base can be financially detrimental, leading to increased likelihood that the customer may default on a loan. In addition, sustained inflationary pressures have resulted in the FRB increasing interest rates by 475 basis points since January 1, 2022 with current federal funds rate range of between 4.75% to 5.00%. To the extent such conditions exist or worsen, we could experience adverse effects on our business, financial condition, and results of operations.

Adverse developments affecting financial institutions or the financial services industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and lidquidity.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions for the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank ("SVB") was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. Similarly, on March 12, 2023, Signature Bank was placed into receivership. Despite subsequent actions taken by the U.S. Department of the Treasury, the U.S. Federal Reserve and the FDIC to ensure that all depositors of SVB had access to all of their cash deposits following the closure of SVB, uncertainty remains with respect to the health of the U.S. banking system, particularly around liquidity, uninsured deposits and deposit concentration.

Inflation and rapid increases in interest rates have led to a decline in the fair value of securities portfolios with yields below current market interest rates. The U.S. Federal Reserve Board announced a program to provide up to $25 billion of loans to financial institutions secured by such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments. However, widespread demands for customer withdrawals or other needs of financial institutions for immediate liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, the U.S. Federal Reserve and the FDIC will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions in a timely fashion or at all.

If such levels of market disruption and volatility continue, there can be no assurance that we will not experience adverse effects, which may materially affect the market price of our common stock and/or our liquidity, financial condition and profitability.

A majority of our business is concentrated in Maryland and Delaware, a significant amount of which is concentrated in real estate lending, so a decline in the local economy and real estate markets could adversely impact our financial condition and results of operations.

Because most of our loans are made to customers who reside in Maryland and Delaware, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose loan portfolios are geographically diverse. Further, a significant portion of our loan portfolio is secured by real estate, including construction and land development loans, all of which are in greater demand when interest rates are low and economic conditions are good. Accordingly, a decline in local economic conditions would likely have an adverse impact on our financial condition and results of operations, and the impact on us would likely be greater than the impact felt by larger financial institutions whose loan portfolios are geographically diverse. We cannot guarantee that any risk management practices that we implement to address our geographic and loan concentrations will be effective in preventing losses relating to our loan portfolio.

Our concentrations of commercial real estate loans could subject us to increased regulatory scrutiny and directives, which could force us to preserve or raise capital and/or limit our future commercial lending activities.

The FRB and the FDIC, along with the other federal banking regulators, issued guidance in December 2006 entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" directed at institutions that have particularly high concentrations of commercial real estate loans within their lending portfolios. This guidance suggests that these institutions face a heightened risk of financial difficulties in the event of adverse changes in the economy and commercial real estate markets. Accordingly, the guidance suggests that institutions whose concentrations exceed certain percentages of capital should implement heightened risk management practices appropriate to their concentration risk. Federal bank regulatory guidelines identify institutions potentially exposed to commercial real estate concentration risk as those that have (i) experienced rapid growth in commercial real estate lending, (ii) notable exposure to a specific type of commercial real estate, (iii) total reported loans for construction, land development and other land loans representing 100% or more of the institution's capital, or (iv) total commercial real estate loans representing 300% or more of the institution's capital if the outstanding balance of the institution's commercial real estate loan portfolio has increased 50% or more during the prior 36 months. The guidance provides that banking regulators may require such institutions to reduce their concentrations and/or maintain higher capital ratios than institutions with lower concentrations in commercial real estate. Due to our emphasis on commercial real estate and construction lending, as of December 31, 2022, non-owner-occupied commercial real estate loans (including construction, land and land development loans) represented 290.4% of total risk-based capital. Construction, land and land development loans represent 69.8% of total risk-based capital. The commercial real estate portfolio has increased 117.7% during the prior 36 months. We may be subject to heightened supervisory scrutiny during future examinations and/or be required to maintain higher levels of capital as a result of our commercial real estate concentrations, which could require us to obtain additional capital, and may adversely affect shareholder returns. Management cannot predict the extent to which this guidance will impact our operations or capital requirements. Further, we cannot guarantee that any risk management practices we implement will be effective in preventing losses resulting from concentrations in our commercial real estate portfolio.

Interest rates and other economic conditions will impact our results of operations.

Our results of operations may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Our results of operations are significantly impacted by the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities (i.e., net interest income), including advances from the Federal Home Loan Bank (the "FHLB") of Atlanta. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities. If more assets reprice or mature than liabilities during a falling interest rate environment, then our earnings could be negatively impacted. Conversely, if more liabilities reprice or mature than assets during a rising interest rate environment, then our earnings could be negatively impacted.

Changes in market interest rates are affected by many factors beyond our control, including inflation, unemployment, money supply, international events, and events in world financial markets. In response to inflationary pressures, the FRB has increased interest rates by 475 basis points since January 1, 2022 with a current federal funds rate range of between 4.75% to 5.00%. Increases in interest rates could adversely affect borrowers' ability to pay the principal or interest on existing loans or reduce their desire to borrow more money. This may lead to an increase in our nonperforming assets, a decrease in loan originations, or a reduction in the value of and income from our loans, any of which could have a material and negative effect on our results of operations.

The Bank may experience credit losses in excess of its allowances, which would adversely impact our financial condition and results of operations.

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management at the Bank bases the allowance for credit losses upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. If management's assumptions and judgments prove to be incorrect and the allowance for credit losses is inadequate to absorb future losses, or if the bank regulatory authorities, as a part of their examination process, require the Bank to increase its allowance for credit losses, our earnings and capital could be significantly and adversely affected. We estimate losses inherent in our loan portfolio, the adequacy of our allowance for credit losses and the values of certain assets by using estimates based on difficult, subjective, and complex judgments, including estimates as to the effects of economic conditions and how those economic conditions might affect the ability of our borrowers to repay their loans or the value of assets. Material additions to the allowance for credit losses at the Bank would result in a decrease in the Bank's net income and capital and could have a material adverse effect on our financial condition.

Our investment securities portfolio is subject to credit risk, market risk and liquidity risk.

As of December 31, 2022, we had classified 12.9% of our debt securities as available-for-sale pursuant to the Accounting Standards Codification ("ASC") Topic 320 ("ASC 320") of the Financial Accounting Standards Board ("FASB") relating to accounting for investments. ASC 320 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in stockholders' equity (net of tax) as accumulated other comprehensive income (loss). The remaining debt securities are classified as held-to-maturity in accordance with ASC 320 and are stated at amortized cost. Equity securities with readily determinable fair values are recorded at fair value with changes in fair value recorded in earnings. Stockholders' equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. At December 31, 2022, the Company's accumulated other comprehensive loss amounted to $9.0 million. There can be no assurance that the market value of our investment portfolio will not continue to decline, causing a corresponding decline in stockholders' equity.

The Bank is a member of the FHLB of Atlanta and our investments include stock issued by the FHLB of Atlanta. These investments could be subject to future impairment charges and there can be no guaranty of future dividends.

Management believes that several factors will affect the market values of our investment portfolio. These risk factors include, but are not limited to, changes in interest rates, rating agency downgrades of the securities, defaults of the issuers of the securities, lack of market pricing of the securities, and instability in the credit markets. Lack of market activity with respect to some securities has, in certain circumstances, required us to base our fair market valuation on unobservable inputs. Any changes in these risk factors, in current accounting principles or interpretations of these principles could impact our assessment of fair value and thus the determination of other-than-temporary impairment of the securities in the investment securities portfolio. Write-downs of investment securities would negatively affect our earnings and regulatory capital ratios.

Impairment of investment securities, goodwill, other intangible assets, or deferred tax assets could require charges to earnings, which could result in a negative impact on our results of operations.

We are required to record a non-cash charge to earnings when management determines that an investment security is other-than-temporarily impaired. In assessing whether the impairment of an investment security is other-than-temporary, management considers the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability to retain our investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value in the near term.

Under current accounting standards, goodwill is not amortized but, instead, is subject to impairment tests on at least an annual basis or more frequently if an event occurs or circumstances change that reduce the fair value of a reporting unit below its carrying amount. Intangible assets other than goodwill are also subject to impairment tests at least annually. A decline in the price of the Company's common stock or occurrence of a triggering event following any of our quarterly earnings releases and prior to the filing of the periodic report for that period could, under certain circumstances, cause us to perform goodwill and other intangible assets impairment tests and result in an impairment charge being recorded for that period which was not reflected in such earnings release. In the event that we conclude that all or a portion of our goodwill or other intangible assets may be impaired, a non-cash charge for the amount of such impairment would be recorded to earnings. At December 31, 2022, we had recorded goodwill of $63.3 million and other intangible assets of $5.5 million, representing approximately 17.4% and 1.5% of stockholders' equity, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Assessing the need for, or the sufficiency of, a valuation allowance requires management to evaluate all available evidence, both negative and positive, including the recent trend of quarterly earnings. Positive evidence necessary to overcome the negative evidence includes whether future taxable income in sufficient amounts and character within the carryback and carryforward periods is available under the tax law, including the use of tax planning strategies. When negative evidence (e.g., cumulative losses in recent years, history of operating loss or tax credit carry forwards expiring unused) exists, more positive evidence than negative evidence will be necessary. At December 31, 2022, our gross deferred tax assets were approximately $15.1 million. There was a valuation allowance of deferred taxes of $791 thousand recorded at December 31, 2022 as management believes it is more likely than not that net operating losses for the parent company only will not be realized for state income tax purposes. The holding company files a separate return with the state of Maryland and does not expect that the holding company will generate sufficient taxable income to utilize its deferred tax assets. No valuation allowance is currently recorded for state deferred income taxes of the Company's subsidiaries or at the Federal level where the Company files consolidated tax return.

Changes in accounting standards or interpretation of new or existing standards may affect how we report our financial condition and results of operations.

From time to time the FASB and the SEC change accounting regulations and reporting standards that govern the preparation of the Company's financial statements. In addition, the FASB, SEC, bank regulators and the outside independent auditors may revise their previous interpretations regarding existing accounting regulations and the application of these accounting standards. These changes can be hard to predict and can materially impact how to record and report our financial condition and results of operations. In some cases, there could be a requirement to apply a new or revised accounting standard retroactively, resulting in the restatement of prior period financial statements.

Our future success will depend on our ability to compete effectively in the highly competitive financial services industry.

We face substantial competition in all phases of our operations from a variety of different competitors. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, money market funds and other mutual funds, as well as other local and community, super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere. Our future growth and success will depend on our ability to compete effectively in this highly competitive financial services environment. Failure to compete effectively to attract new or to retain existing, clients may reduce or limit our net income and our market share and may adversely affect our results of operations, financial condition and growth.

Our funding sources may prove insufficient to replace deposits and support our future growth.

We rely on customer deposits, advances from the FHLB, and lines of credit at other financial institutions to fund our operations. Although we have historically been able to replace maturing deposits and advances if desired, no assurance can be given that we would be able to replace such funds in the future if our financial condition or the financial condition of the FHLB or market conditions were to change. Our financial flexibility will be severely constrained and/or our cost of funds will increase if we are unable to maintain our access to funding or if financing necessary to accommodate future growth is not available at favorable interest rates. Finally, if we are required to place greater reliance on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our profitability would be adversely affected.

The cost savings that we estimate for mergers and acquisitions may not be realized.

The success of our mergers and acquisitions may depend, in part, on the ability to realize the estimated cost savings from combining the acquired businesses with our existing operations. It is possible that the potential cost savings could turn out to be more difficult to achieve than anticipated. The cost savings estimates also depend on the ability to combine the businesses in a manner that permits those cost savings to be realized. If the estimates turn out to be incorrect or there is an inability to combine successfully, the anticipated cost savings may not be realized fully or at all or may take longer to realize than expected.

Combining acquired businesses may be more difficult, costly, or time-consuming than expected, or could result in the loss of customers.

It is possible that the process of merger integration of acquired companies could result in the loss of key employees, the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect the ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger or acquisition. There also may be disruptions that cause the Bank to lose customers or cause customers to withdraw their deposits. Customers may not readily accept changes to their banking arrangements or other customer relationships after the merger or acquisition.

The loss of key personnel could disrupt our operations and result in reduced earnings.

Our growth and profitability will depend upon our ability to attract and retain skilled managerial, marketing and technical personnel. Competition for qualified personnel in the financial services industry is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel.

Our lending activities subject us to the risk of environmental liabilities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage.

Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations of enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

Income from mortgage-banking operations is volatile and we may incur losses with respect to our mortgage-banking operations that could negatively affect our earnings.

One component of our strategy is to sell on the secondary market the longer term, conforming fixed-rate residential mortgage loans that we originate, earning noninterest income in the form of gains on the sale of the loans. When interest rates rise, as they have since the first quarter of 2022, the demand for mortgage loans tends to fall and may reduce the number of loans we can originate for sale. Weak or deteriorating economic conditions also tend to reduce loan demand. Although we sell, and intend to continue selling, most loans in the secondary market with limited or no recourse, we are required, and will continue to be required, to give customary representations and warranties to the buyers relating to compliance with applicable law. If we breach those representations and warranties, the buyers will be able to require us to repurchase the loans and we may incur a loss on the repurchase. We have not been required to repurchase any loans as of December 31, 2022.

We provide banking services to customers who do business in the cannabis industry and the strict enforcement of federal laws regarding cannabis would likely result in our inability to continue to provide banking services to these customers and we could have legal action taken against us by the federal government.

We have deposit and loan customers that are licensed by the state of Maryland to do business in the cannabis industry as growers, processors, and dispensaries. While cannabis is legal in the state of Maryland, it remains classified as a Schedule I controlled substance under the Federal Controlled Substances Act ("CSA"). As such, the cultivation, use, distribution, and possession of cannabis is a violation of federal law that is punishable by imprisonment and fines. Moreover, the U.S. Supreme Court ruled in *USA v. Oakland Cannabis Buyers' Coop.* that the federal government has the authority to regulate and criminalize cannabis, including medical marijuana.

In January 2018, the U.S. Department of Justice ("DOJ") rescinded the "Cole Memo" and related memoranda which characterized the enforcement of the CSA against persons and entities complying with state regulatory systems permitting the use, manufacture and sale of medical marijuana as an inefficient use of their prosecutorial resources and discretion. The impact of the DOJ's rescission of the Cole Memo and related memoranda is unclear, but may result in the DOJ increasing its enforcement actions against the regulated cannabis industry generally.

As in past years, the U.S. Congress has enacted an omnibus spending bill that includes a provision prohibiting the DOJ and the U.S. Drug Enforcement Administration from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision was recently renewed as part of the Consolidated Appropriations Act of 2022. While this provision has been re-enacted every year since 2014, and is expected to continue to be re-enacted in future federal spending bills, if Congress and the President fail to further renew the provision, then the ability of medical cannabis businesses to act in this area, and the Bank's ability to provide banking products and services to such businesses, may be impeded. Further, the U.S. Court of Appeals for the Ninth Circuit held in *USA v. McIntosh* that this provision prohibits the DOJ from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. There is no guarantee that the U.S. Congress will extend this provision or that U.S. Federal courts located outside the Ninth Circuit will follow the ruling in *USA v. McIntosh*. As of the date of filing this Annual Report on Form 10-K, we are aware of no federal or state court in or for Maryland that has addressed the merits of the *McIntosh* ruling.

Federal prosecutors have significant discretion and there can be no assurance that the federal prosecutor for the District of Maryland will not choose to strictly enforce the federal laws governing cannabis, including medical-use cannabis, or that the federal courts in Maryland will follow the Ninth Circuit's ruling in *USA v. McIntosh*. Any change in the federal government's enforcement position, could cause us to immediately cease providing banking services to the medical-use cannabis industry in Maryland.

Additionally, as the possession and use of cannabis remains illegal under the CSA, we may be deemed to be aiding and abetting illegal activities through the services that we provide to these customers and could have legal action taken against us by the Federal government, including imprisonment and fines. Any change in position or potential action taken against us could result in significant financial damage to us and our stockholders.

The FinCEN published guidelines in 2014 for financial institutions servicing state legal cannabis business. These guidelines were issued for the explicit purpose so "that financial institutions can provide services to marijuana-related businesses in a manner consistent with their obligations to know their customers and to report possible criminal activity." The Bank has and will continue to follow this and other FinCEN guidance in the areas of cannabis banking. Any adverse change in this FinCEN guidance, any new regulations or legislation, any change in existing regulations or oversight, whether a change in regulatory policy or a change in a regulator's interpretation of a law or regulation, could have a negative impact on our interest income and noninterest income, as well as the cost of our operations, increasing our cost of regulatory compliance and of doing business, and/or otherwise affect us, which may materially affect our profitability.

We may be subject to other adverse claims.

We may from time to time be subject to claims from customers for losses due to alleged breaches of fiduciary duties, errors and omissions of employees, officers and agents, incomplete documentation, the failure to comply with applicable laws and regulations, or many other reasons. Also, our employees may knowingly or unknowingly violate laws and regulations. Management may not be aware of any violations until after their occurrence. This lack of knowledge may not insulate us or our subsidiary from liability. Claims and legal actions may result in legal expenses and liabilities that may reduce our profitability and hurt our financial condition.

We depend on the accuracy and completeness of information about customers and counterparties and our financial condition could be adversely affected if we rely on misleading information.

In deciding whether to extend credit or to enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information, which we do not independently verify. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to customers, we may assume that a customer's audited financial statements conform with U.S. GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

Our exposure to operational, technological and organizational risk may adversely affect us.

We are exposed to many types of operational risks, including reputation, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees or operational errors, clerical or record-keeping errors, and errors resulting from faulty or disabled computer or telecommunications systems.

Certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon automated systems to record and process transactions may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (for example, computer viruses or electrical or telecommunications outages), which may give rise to disruption of service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as are we) and to the risk that our (or our vendors') business continuity and data security systems prove to be inadequate.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. We, our customers, and other financial institutions with which we interact, are subject to ongoing, continuous attempts to penetrate key systems by individual hackers, organized criminals, and in some cases, state-sponsored organizations. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems, misappropriation of funds, and theft of proprietary Company or customer data. The occurrence of any failure, interruption or security breach of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, revenues and competitive position.

Our reliance on third party vendors could expose us to additional cyber risk and liability.

The operation of our business involves outsourcing of certain business functions and reliance on third-party providers, which may result in transmission and maintenance of personal, confidential, and proprietary information to and by such vendors. Although we require third-party providers to maintain certain levels of information security, such providers remain vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious attacks that could ultimately compromise sensitive information possessed by our company. Although we contract to limit our liability in connection with attacks against third-party providers, we remain exposed to risk of loss associated with such vendors.

We outsource certain aspects of our data processing to certain third-party providers which may expose us to additional risk.

We outsource certain key aspects of our data processing to certain third-party providers. While we have selected these third-party providers carefully, we cannot control their actions. If our third-party providers encounter difficulties, including those which result from their failure to provide services for any reason or their poor performance of services, or if we have difficulty in communicating with them, our ability to adequately process and account for customer transactions could be affected, and our business operations could be adversely impacted. Replacing these third-party providers could also entail significant delay and expense.

Our third-party providers may be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. Threats to information security also exist in the processing of customer information through various other third-party providers and their personnel. We may be required to expend significant additional resources to protect against the threat of such security breaches and computer viruses, or to alleviate problems caused by such security breaches or viruses. To the extent that the activities of our third-party providers or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation and other possible liabilities.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have an adverse effect on our financial condition and results of operations.

Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. We outsource many of our major systems, such as data processing and deposit processing systems. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to provide customer service, compromise our ability to operate effectively, damage our reputation, result in a loss of customer business and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

In addition, we provide our customers the ability to bank remotely, including online over the Internet. The secure transmission of confidential information is a critical element of remote banking. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. Further, we outsource some of the data processing functions used for remote banking, and accordingly we are dependent on the expertise and performance of our third-party providers. To the extent that our activities, the activities of our customers, or the activities of our third-party service providers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could adversely affect our reputation, results of operations and ability to attract and maintain customers and businesses. In addition, a security breach could also subject us to additional regulatory scrutiny, expose us to civil litigation and possible financial liability and cause reputational damage.

Technological changes affect our business, and we may have fewer resources than many competitors to invest in technological improvements.

Our future success will depend, in part, upon our ability to use technology to provide products and services that provide convenience to customers and to create additional efficiencies in operations. We may need to make significant additional capital investments in technology in the future, and we may not be able to effectively implement new technology-driven products and services.

The replacement of the LIBOR benchmark interest rate may have an impact on our business, financial condition, or results of operations.

Certain loans made by us were made at variable rates that use LIBOR as a benchmark for establishing the interest rate. In addition, we also have investments, debt instruments and interest rate derivatives that reference LIBOR. On July 27, 2017, the United Kingdom's Financial Conduct Authority ("FCA") announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. On November 30, 2020 to facilitate an orderly LIBOR transition, the OCC, the FDIC, and the Federal Reserve jointly announced that entering into new contacts using LIBOR as a reference rate after December 31, 2021 would create a safety and soundness risk. On March 5, 2021, the FCA announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of 1-week and 2-month U.S. dollar LIBOR, and immediately after June 30, 2023, in the case of the remaining U.S. dollar LIBOR settings. In the United States, efforts to identify a set of alternative U.S. dollar reference interest rates are ongoing, and the Alternative Reference Rate Committee ("ARRC") has recommended the use of SOFR. SOFR is different from LIBOR in that it is a backward-looking secured rate rather than a forward-looking unsecured rate. These differences could lead to a greater disconnect between the Bank's costs to raise funds for SOFR as compared to LIBOR. For cash products and loans, the ARRC has also recommended Term SOFR, which is a forward-looking SOFR based on SOFR futures and may in part reduce differences between SOFR and LIBOR. To further reduce differences between replacement indices and substitute indices, market practitioners have also gravitated towards credit sensitive rates, the leading among them being the Bloomberg Short-Term Bank Yield Index ("BSBY"). The ARRC announced on October 21, 2020 that they are not well positioned to adjudicate the development of a credit sensitive rate and will not criticize firms solely for using reference rates other than SOFR, such as BSBY. After an extended analysis by a multidisciplinary project team to identify operational and contractual best practices, assess our risks, and identify the detailed list of all financial instruments impacted, we adopted the SOFR family of interest rates for our financial instruments going forward. Under the oversight of our Enterprise Risk Committee, we are managing the transition, facilitating communication with our customers and counterparties, and monitoring the impacts of this transition.

There are also operational issues which may create a delay in the transition to SOFR or other substitute indices, leading to uncertainty across the industry. The implementation of a substitute index or indices for the calculation of interest rates under our loan agreements with our borrowers may incur significant expenses in effecting the transition, may result in reduced loan balances if borrowers do not accept the substitute index or indices, and may result in disputes or litigation with customers over the appropriateness or comparability to LIBOR of the substitute index or indices, which could have an adverse effect on our results of operations. The transition from LIBOR could create considerable costs and additional risk. The discontinuance of LIBOR and related uncertainty may adversely affect the market value of, the return on, or the expenses associated with our financial assets and liabilities that are based on or are linked to LIBOR. In addition, the market transition away from LIBOR could prompt inquiries or other actions from regulators in respect of our preparation and readiness for the replacement of LIBOR with an alternative reference rate. Although we are currently unable to assess the ultimate impact of the transition from LIBOR, the failure to adequately manage the transition could have a material adverse effect on our business, financial condition, and results of operations.

Climate change manifesting as physical or transition risks could adversely affect our operations, businesses and customers.

There is an increasing concern over the risks of climate change and related environmental sustainability matters. The physical risks of climate change include discrete events, such as flooding and wildfires, and longer-term shifts in climate patterns, such as extreme heat, sea level rise, and more frequent and prolonged drought. Under medium or longer-term scenarios, such events, if uninterrupted or unaddressed, could disrupt our operations or those of our customers or third parties on which we rely, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility. Additionally, transitioning to a low-carbon economy may entail extensive policy, legal, technology and market initiatives. Transition risks, including changes in consumer preferences and additional regulatory requirements or supervisory expectations or taxes, could increase our expenses and undermine our strategies. In addition, our reputation and client relationships may be damaged as a result of our practices related to climate change, including our involvement, or our customers' involvement, in certain industries or projects, in the absence of mitigation and/or transition measures, associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change. As climate risk is interconnected with all key risk types, we have developed and continue to enhance processes to embed climate risk considerations into our risk management strategies established for risks such as market, credit and operational risks; however, because the timing and severity of climate change may not be predictable, our risk management strategies may not be effective in mitigating climate risk exposure.


Risks Relating to the Regulation of our Industry


We operate in a highly regulated environment, which could restrain our growth and profitability.

Banking is highly regulated under federal and state law. As such, we are subject to extensive regulation, supervision and legal requirements that govern almost all aspects of our operations. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional operating costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, enforcement actions and fines and other penalties, any of which could adversely affect our results of operations, regulatory capital levels and the price of our securities. Further, any new laws, rules and regulations, such as the Dodd-Frank Act, could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition and results of operations.

Federal regulators periodically examine our business, and we may be required to remediate adverse examination findings.

The FRB and the OCC periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, the FRB or the OCC were to determine that our financial condition, capital resource, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. Any regulatory action against us could have a material adverse effect on our business, financial condition and results of operations.

Our FDIC deposit insurance premiums and assessments may increase.

The deposits of the Bank are insured by the FDIC up to legal limits and, accordingly, subject to the payment of FDIC deposit insurance assessments. The Bank's regular assessments are determined by its risk classifications, which are based on its regulatory capital levels and the level of supervisory concern that it poses. Further increase in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisition activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

We are subject to evolving and extensive regulations and requirements. Our failure to adhere to these requirements or the failure or circumvention of our controls and procedures could seriously harm our business.

We are subject to extensive regulation as a financial institution and are also required to follow the corporate governance and financial reporting practices and policies required of a company whose stock is registered under the Exchange Act and listed on the NASDAQ Global Select Market. Compliance with these requirements means we incur significant legal, accounting and other expenses. Compliance also requires a significant diversion of management time and attention, particularly with regard to disclosure controls and procedures and internal control over financial reporting. Although we have reviewed, and will continue to review, our disclosure controls and procedures in order to determine whether they are effective, our controls and procedures may not be able to prevent errors or frauds in the future.

Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established controls and procedures may make it difficult for us to ensure that the objectives of the control system will be met. A failure of our controls and procedures to detect other than inconsequential errors or fraud could seriously harm our business and results of operations.

We face a risk of noncompliance and enforcement action with the BSA and other anti-money laundering statues and regulations.

The BSA, the USA PATRIOT Act of 2001 and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the Company's Securities

Our common stock is not insured by any governmental entity.

Our common stock is not a deposit account or other obligation of any bank and is not insured by the FDIC or any other governmental entity. Investment in our common stock is subject to risk, including possible loss.

Our ability to pay dividends is limited by law and contract.

The continued ability to pay dividends to shareholders depends in part on dividends from the Bank. The amount of dividends that the Bank may pay to the Company is limited by federal laws and regulations. The ability of the Bank to pay dividends is also subject to its profitability, financial condition and cash flow requirements. There is no assurance that the Bank will be able to pay dividends to the Company in the future. The decision may be made to limit the payment of dividends even when the legal ability to pay them exists, in order to retain earnings for other uses.

Our 2035 Debentures contain restrictions on our ability to declare and pay dividends on or repurchase our common stock.

Under the terms of our Junior Subordinated Debt Securities due 2035 (the "2035 Debentures"), if (i) there has occurred and is continuing an event of default; (ii) we are in default with respect to payment of any obligations under the related guarantee; or (iii) we have given notice of our election to defer payments of interest on the 2035 Debentures by extending the interest distribution period as provided in the indenture governing the 2035 Debentures and such period, or any extension thereof, has commenced and is continuing, then we may not, among other things, declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock, including our common stock. As of December 31, 2022, we were current on all interest due on the 2035 Debentures.

The shares of our common stock are not heavily traded.

Shares of our common stock are listed on the NASDAQ Global Select Market, but are not heavily traded. Securities that are not heavily traded can be more volatile than stock trading in an active public market. Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly and may decline in response to a variety of factors.

Management cannot predict the extent to which an active public market for the shares of the common stock will develop or be sustained in the future. Accordingly, holders of shares of our common stock may not be able to sell them at the volumes, prices, or times that they desire. General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of operating results. We urge you to obtain current market quotations for our common stock when you consider investing in our common stock.

Future sales of our common stock or other securities may dilute the value and adversely affect the market price of our common stock.

In many situations, the board of directors has the authority, without any vote of our shareholders, to issue shares of authorized but unissued stock, including shares authorized and unissued under our equity incentive plans. In the future, additional securities may be issued, through public or private offerings, in order to raise additional capital. Any such issuance would dilute the percentage of ownership interest of existing shareholders and may dilute the per share book value of our common stock. In addition, option holders may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

Provisions in our governing documents and Maryland law may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.

Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our board of directors or management.

In addition, certain provisions of Maryland law may delay, discourage or prevent an attempted acquisition or change in control. Furthermore, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution or its holding company. These laws include the BHC Act and the Change in Bank Control Act. These laws could delay or prevent an acquisition.

We may issue debt and equity securities that are senior to the common stock as to distributions and in liquidation, which could negatively affect the value of the common stock.

In the future, we may increase our capital resources by entering into debt or debt-like financing or issuing debt or equity securities, which could include issuances of senior notes, subordinated notes, preferred stock or common stock. In the event of our liquidation, our lenders and holders of our debt or preferred securities would receive a distribution of our available assets before distributions to the holders of our common stock. Our decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond our control. We cannot predict or estimate the amount, timing or nature of its future offerings and debt financings. Future offerings could reduce the value of shares of our common stock and dilute a stockholder's interest in us.

Risks related to the Proposed Merger

We expect to continue to incur substantial costs related to the Merger and integration.

We have incurred and will continue to incur substantial costs in connection with the proposed Merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, retention, severance and employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs, closing, integration and other related costs. While we have attempted to accurately forecast these costs, factors that are beyond our control or that we have failed to accurately estimate could result in us incurring future charges in excess of our current estimates. These charges could be material and could materially adversely affect our future earnings. If the merger is not completed, we would have incurred these expenses without realizing the expected benefits of the Merger.

Failure to complete the proposed Merger could negatively impact Shore.

If the Merger with TCFC is not completed for any reason there may be various adverse consequences and we may experience negative reactions from the financial markets and from our customers and employees. For example, our business may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, the benefits from which may not be realized. Additionally, if the merger agreement is terminated, the market price of our common stock could decline to the extent that current market prices reflect a market assumption that the Merger will be beneficial and will be completed. We also could be subject to litigation related to any failure to complete the Merger or to proceedings commenced against us to perform obligations under the merger agreement. If the merger agreement is terminated under certain circumstances, we may be required to pay a termination fee of $10.5 million to TCFC.

The proposed integration of Shore and TCFC may be more difficult, costly or time consuming than expected and Shore may fail to realize the anticipated benefits of the proposed Merger.

The success of the proposed Merger will depend, in part, on the ability to realize the anticipated growth opportunities and cost savings from combining the businesses of Shore and TCFC. To realize the anticipated benefits and cost savings from the proposed Merger, we must successfully integrate and combine the businesses of Shore and TCFC in a manner that permits those cost savings to be realized. If we are not able to successfully achieve these objectives, or if we have failed to accurately estimate the anticipated benefits of the proposed Merger, the anticipated benefits may not be realized fully or at all, they may take longer to realize than expected, and we may incur additional unforeseen expenses.

The integration process could result in the loss of key employees, diversion of management attention and resources, the disruption of the combined company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company's ability to maintain relationships with clients, customers, depositors and employees.

Furthermore, the board of directors and executive leadership of the combined company will consist of former directors and executive officers from each of Shore and TCFC. Combining the boards of directors and management teams of each company into a single board and a single management team could require the reconciliation of differing priorities and philosophies.

We will be subject to business uncertainties and contractual restrictions while the proposed Merger with TCFC is pending.

Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on Shore. These uncertainties may impair our ability to attract, retain and motivate key personnel until the Merger is completed, and could cause customers and others that deal with us to seek to change existing business relationships with Shore. In addition, subject to certain exceptions, we have agreed to operate our business in the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect our ability to consummate the transactions contemplated by the merger agreement on a timely basis without the consent of TCFC. These restrictions may prevent us from pursuing attractive business opportunities that may arise prior to the completion of the Merger.

Our future results may suffer if we do not effectively manage our expanded operations.

As a result of the proposed Merger, the size, scope, and complexity of our business would increase significantly beyond that of either Shore's or TCFC's business prior to the proposed Merger. Our future success will depend, in part, upon our ability to manage and achieve the benefits we have anticipated will be associated with this expanded business, challenges, including challenges related to the management and monitoring of new operations, and the associated increased costs and complexity. There can be no assurances that we will be successful or that we will realize the expected operating efficiencies, cost savings, growth opportunities, revenue enhancements or other benefits currently anticipated.

Item 1B.   Unresolved Staff Comments.

None.

Item 2.   Properties.

Our offices are listed in the tables below. The address of the Company and Bank's main office is 18 East Dover Street in Easton, Maryland. The Company owns the real property at 28969 Information Lane in Easton, Maryland, which also houses the Operations, Information Technology, and Human Resources departments of the Company and its subsidiaries.

Shore United Bank, N.A.

Branches

Main Office [1]
18 East Dover Street
Easton, Maryland 21601

Elliott Road Branch [1]
8275 Elliott Road
Easton, Maryland 21601

Tred Avon Square Branch [1]
212 Marlboro Road
Easton, Maryland 21601

St. Michaels Branch [2]
1013 South Talbot Street
St. Michaels, Maryland 21663

Sunburst Branch [1]
424 Dorchester Avenue
Cambridge, Maryland 21613

Centreville Branch [1]
109 North Commerce Street
Centreville, Maryland 21617

Route 213 South Branch [1]
2609 Centreville Road
Centreville, Maryland 21617

Chester Branch [1]
300 Castle Marina Road
Chester, Maryland 21619

Denton Branch [1]
850 South 5th Avenue
Denton, Maryland 21629

Grasonville Branch [1]
202 Pullman Crossing
Grasonville, Maryland 21638

Stevensville Branch [1]
408 Thompson Creek Road
Stevensville, Maryland 21666

Tuckahoe Branch [1]
22151 WES Street
Ridgely, Maryland 21660

Washington Square Branch [1]
899 Washington Avenue
Chestertown, Maryland 21620

Felton Branch [2]
120 West Main Street
Felton, Delaware 19943

Milford Branch [2]
698-A North Dupont Boulevard
Milford, Delaware 19963

Camden Branch [1]
4580 South DuPont Highway
Camden, Delaware 19934

Dover Branch [1]
800 S. Governors Avenue
Dover, Delaware 19904

Arbutus Branch [1]
1101 Maiden Choice Lane
Baltimore, MD 21229

Elkridge Branch [1]
6050 Marshalee Drive
Elkridge, MD 21075

Owings Mills Branch [1]
9612 Reisterstown Road
Owings Mills, MD 21117

Onley Branch [2]
25306 Lankford Highway
Onley, VA 23418

West Ocean City Branch [2]
12905B Ocean Gateway
Ocean City, MD 21842

Westgate Branch [1]
200 Westgate Circle
Annapolis, MD 21401

Annapolis Branch [1]
1917 West Street
Annapolis, MD 21401

Crofton Branch [2]
2151 Defense Highway
Crofton, MD 21114

Edgewater Branch [2]
3083 Solomon's Island Road
Edgewater, MD 21037

Glen Burnie Branch [1]
413 Crain Highway, S.E.
Glen Burnie, MD 21061

Lothian Branch [2]
5401 Southern Maryland B
Lothian, MD 20711

Severna Park Branch [2]
598 Benfield Road
Severna Park, MD 21146

Ocean City Branch [2]
3409 Coastal Highway
Ocean City, MD 21842

Rehoboth Beach Branch [2]
19358 Miller Road
Rehoboth Beach, DE 19971

ATMs (standalone)

University of Maryland Shore
Medical Center at Easton
219 South Washington Street
Easton, Maryland 21601

Offices

Division Office - Wye Financial
Partners [2]
16 North Washington Street,
Suite 1
Easton, Maryland 21601

Loan Production Office –
Middletown [2]
102 Sleepy Hollow
Unit 204
Middletown, Delaware 19709

Administrative Office [1] – 28969
Information Lane
Easton, Maryland 21601

Administrative Office [1] – 23
South Harrison Street
Easton, Maryland 21601

Mortgage Loan Office [2] –
Greenbelt
5411 Ivy Lane
Suite 5056
Greenbelt, MD 20770

Mortgage Loan Office [2] –
Frederick
5291 Corporate Drive
Suite 202
Frederick, MD 21703

Mortgage Loan Office [2] –
Rehoboth Beach
19716 Sea Air Ave#3
Rehoboth Beach, DE 19971

(1) Branch/Office is owned by Company
(2) Branch/Office is leased by Company

For information about rent expense for all leased premises, see Note 5 to the Consolidated Financial Statements appearing in Item 8 of Part II of this annual report.

Item 3.   Legal Proceedings.

We are at times, in the ordinary course of business, subject to legal actions. Management, upon the advice of counsel, believes that losses, if any, resulting from current legal actions will not have a material adverse effect on our financial condition or results of operations.

Item 4.   Mine Safety Disclosures.

This item is not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

MARKET INFORMATION, HOLDERS AND CASH DIVIDENDS

The shares of the Company's common stock are listed on the NASDAQ Global Select Market under the symbol "SHBI". As of March 1, 2023, the Company had approximately 1,916 registered holders of record.

Shareholders received quarterly cash dividends on shares of common stock totaling $9.5 million in 2022 and $6.6 million in 2021. Dividends remained at $0.12 for the entire year of 2022.   As a general matter, the payment of dividends is at the discretion of the Company's Board of Directors, based on such factors as operating results, financial condition, capital adequacy, regulatory requirements, and stockholder return. The Company anticipates continuing a regular quarterly cash dividend, although future dividend increases must be approved by TCFC prior to the planned merger in accordance with agreement and plan of merger signed December 14, 2022. However, we have no obligation to pay dividends and we may change our dividend policy at any time without notice to shareholders. Any future determination to pay dividends to holders of our common stock will depend on our results of operations, financial condition, capital requirements, banking regulations, contractual restrictions and any other factors that our board of directors may deem relevant.

The transfer agent for the Company's common stock is:

> Broadridge
> 51 Mercedes Way
> Edgewood, NY 11717
> Investor Relations: 1-800-353-0103
> E-mail for investor inquiries: shareholder@broadridge.com .
> www.broadridge.com

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2022, with respect to options outstanding and shares available for future awards under the Company's active equity incentive plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)] (c)
Equity compensation plans approved by security holders	—	—	499,870
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	499,870

All other information required by this item is incorporated herein by reference to the section of the Company's definitive proxy statement to be filed in connection with the 2023 Annual Meeting of Stockholders entitled "Beneficial Ownership of Common Stock".

UNREGISTERED SALES OF EQUITY SECURITIES AND ISSUER PURCHASES OF EQUITY SECURITIES

There were no unregistered sales of the Company's stock during the fourth quarter of 2022.

The Company announced a new stock repurchase program that was approved on July 6, 2022. Under the new stock repurchase program, the Company is authorized to repurchase up to $5.0 million of the Company's Common Stock, representing approximately 1.4% of its issued and outstanding Common Stock based on the closing price of the Company's Common Stock on July 5, 2022. The program may be limited or terminated at any time without prior notice. The program will expire March 31, 2023. There were no purchases made by or on behalf of us or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Exchange Act) of our common stock during the fourth quarter of 2022.

Item 6.   Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion compares the Company's financial condition at December 31, 2022 to its financial condition at December 31, 2021 and the results of operations for the years ended December 31, 2022 and 2021. This discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto appearing in Item 8 of Part II of this annual report.

PERFORMANCE OVERVIEW

The Company recorded net income of $31.2 million for 2022 and net income of $15.4 million for 2021. The basic and diluted income per share was $1.57 and $1.17 for fiscal year 2022 and 2021, respectively. When comparing net income for 2022 to 2021, earnings increased due to increases in net interest income $37.2 million and noninterest income of $9.6 million primarily offset by an increase in noninterest expense of $23.5 million related to increases in salaries and wages, employee benefits, and other loan and customer expenses primarily due to the acquisition of Severn Bancorp, Inc. ("Severn") in the fourth quarter of 2021.

Total assets were $3.477 billion at December 31, 2022, a $17.1 million, or less than 1.0%, increase when compared to $3.460 billion at the end of 2021. During 2022, the Company shifted its asset mix by deploying cash and cash equivalents into higher yielding loans and investment securities.

Total deposits decreased $16.5 million, or less than 1%, when compared to December 31, 2021. The decrease in total deposits was due to decreases in money market and savings accounts of $85.7 million, noninterest-bearing deposits of $65.5 million and time deposits of $35.2 million, partially offset by an increase in interest bearing checking accounts of $170.0 million.

Total stockholders' equity increased $13.6 million, or 3.9%, when compared to December 31, 2021, primarily due to current year earnings, partially offset by unrealized losses on available for sale securities of $9.1 million and dividends paid to common stockholders of $9.5 million. At December 31, 2022, the ratio of total equity to total assets was 10.48% and the ratio of total tangible equity to total tangible assets was 8.67%, compared to 10.14% and 8.25% for 2021.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with GAAP and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

The most significant accounting policies that the Company follows are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the disclosures presented in the notes to the financial statements and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has determined that the accounting policies with respect to the allowance for credit losses, accounting for loans acquired in business combinations, and goodwill are critical accounting policies. These policies are considered critical because they relate to accounting areas that require the most subjective or complex judgments, and, as such, could be most subject to revision as new information becomes available.

Loans Acquired in a Business Combination

Acquired loans are classified as either (i) purchase credit-impaired ("PCI") loans or (ii) purchased performing loans and are recorded at fair value on the date of acquisition.

PCI loans are those for which there is evidence of credit deterioration since origination and for which it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments. When determining fair value, PCI loans are aggregated into pools of loans based on common risk characteristics as of the date of acquisition such as loan type, date of origination, and evidence of credit quality deterioration such as internal risk grades and past due and nonaccrual status. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the "nonaccretable difference." Any excess of cash flows expected at acquisition over the estimated fair value is referred to as the "accretable yield" and is recognized as interest income over the remaining life of the loan when there is a reasonable expectation about the amount and timing of such cash flows.

On a quarterly basis, we evaluate our estimate of cash flows expected to be collected on PCI loans. Estimates of cash flows for PCI loans require significant judgment. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses resulting in an increase to the allowance for loan losses. Subsequent significant increases in cash flows may result in a reversal of post-acquisition provision for loan losses or a transfer from nonaccretable difference to accretable yield that increases interest income over the remaining life of the loan, or pool(s) of loans. Disposals of loans, which may include sale of loans to third parties, receipt of payments in full or in part from the borrower or foreclosure of the collateral, result in removal of the loan from the PCI loan portfolio at its carrying amount.

PCI loans are not classified as nonperforming by the Company at the time they are acquired, regardless of whether they had been classified as nonperforming by the previous holder of such loans, and they will not be classified as nonperforming so long as, at quarterly re-estimation periods, we believe we will fully collect the new carrying value of the pools of loans.

The Company accounts for purchased performing loans using the contractual cash flows method of recognizing discount accretion based on the acquired loans' contractual cash flows. Purchased performing loans are recorded at fair value, including a credit discount. The fair value discount is accreted as an adjustment to yield over the estimated lives of the loans. There is no allowance for loan losses established at the acquisition date for purchased performing loans. A provision for loan losses may be required for any deterioration in these loans in future periods.

Allowance for Credit Losses

The allowance for credit losses represents management's estimate of probable credit losses inherent in the loan portfolio as of the balance sheet date. Determining the amount of the allowance for credit losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of similar loans based on historical loss experience, and consideration of current economic trends and conditions and other factors impacting the loan portfolio, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheets. Note 1 to the Consolidated Financial Statements describes the methodology used to determine the allowance for credit losses. A discussion of the allowance determination and factors driving changes in the amount of the allowance for credit losses is included in the Asset Quality - Provision for Credit Losses and Risk Management section below.

Goodwill Impairment

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Determining fair value is subjective, requiring the use of estimates, assumptions and management judgment. Goodwill is tested at least annually for impairment, usually during the fourth quarter, and on an interim basis if circumstances dictate. Impairment testing requires a qualitative assessment or that the fair value of each of the Company's reporting units be compared to the carrying amount of its net assets, including goodwill. If the fair value of a reporting unit is less than book value, an expense may be required to write down the related goodwill to record an impairment loss. As of December 31, 2022, the Company had banking and mortgage reporting units.

RECENT ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The Notes to the Consolidated Financial Statements discuss the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects our financial condition, results of operations or liquidity, the impacts are discussed in the applicable section(s) of this discussion and Notes to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

Net Interest Income and Net Interest Margin

Net interest income remains the most significant factor affecting our results of operations. Net interest income represents the excess of interest and fees earned on total average earning assets (loans, investment securities, federal funds sold and interest-bearing deposits with other banks) over interest owed on average interest-bearing liabilities (deposits and borrowings). Tax-equivalent net interest income is net interest income adjusted for the tax-favored status of income from certain loans and investments. As shown in the table below, tax-equivalent net interest income for 2022 was $101.5 million. This represented a $37.2 million, or 57.8%, increase from 2021. The increase in net interest income when comparing 2022 to 2021 was primarily the result of higher average balances on earnings assets of $1.04 billion, or 47.4%, partially offset by an increase in interest bearing deposits of $684.5 million, higher rates paid on interest bearing deposits of 16bps, and additional interest on subordinated debt acquired in the 4th quarter of 2021. This was the result of a full year of integration with Severn, significant loan growth, and a rising interest rate environment resulting in higher yields on loans and deposits.

Our net interest margin (i.e., tax-equivalent net interest income divided by average earning assets) is managed through loan and deposit pricing and asset/liability strategies. The net interest margin was 3.15% for 2022 and 2.94% for 2021. The net interest margin increased when comparing 2022 to 2021 primarily due to an increase in the average yield on total earning assets of 33bps, partially offset by higher interest rates paid on interest bearing deposits and borrowings. The net interest spread, which is the difference between the average yield on earning assets and the average rate paid for interest-bearing liabilities was 2.96% for 2022 and 2.80% for 2021.

The following table sets forth the major components of net interest income, on a tax-equivalent basis, for the presented years ended December 31.

(Dollars in thousands)	2022 Average Balance	2022 Interest (1)	2022 Yield/ Rate	2021 Average Balance	2021 Interest (1)	2021 Yield/ Rate
Earning assets						
Loans (2), (3)	$ 2,293,627	$ 99,276	4.33 %	$ 1,568,468	$ 64,945	4.14 %
Investment securities:						
Taxable	589,729	11,507	1.95	329,890	5,006	1.52
Tax-exempt	113	7	6.19	—	—	—
Interest-bearing deposits	337,203	3,210	0.95	286,765	368	0.13
Total earning assets	3,220,672	114,000	3.54 %	2,185,123	70,319	3.21 %
Cash and due from banks	18,158			19,838		
Other assets	221,592			127,704		
Allowance for credit losses	(15,441)			(15,068)		
Total assets	$ 3,444,981			$ 2,317,597		
Interest-bearing liabilities						
Demand deposits	$ 638,105	3,869	0.61 %	$ 450,399	633	0.14 %
Money market and savings deposits	1,043,032	3,609	0.35	695,056	1,433	0.21
Certificates of deposit $100,000 or more	239,927	1,364	0.57	144,209	1,214	0.84
Other time deposits	204,536	1,141	0.56	151,429	1,181	0.78
Interest-bearing deposits	2,125,600	9,983	0.47	1,441,093	4,461	0.31
Securities sold under retail repurchase agreements and federal funds purchased	683	2	0.29	3,017	8	0.27
Advances from FHLB - short-term	1,863	72	3.86	—	—	—
Advances from FHLB - long-term	7,701	35	0.46	1,671	10	0.60
Subordinated debt	42,917	2,451	5.71	27,528	1,560	5.67
Total interest-bearing liabilities	2,178,764	12,543	0.58 %	1,473,309	6,039	0.41 %
Noninterest-bearing deposits	888,509			574,531		
Other liabilities	21,858			45,702		
Stockholders' equity	355,850			224,055		
Total liabilities and stockholders' equity	$ 3,444,981			$ 2,317,597		
Net interest spread		$ 101,457	2.96 %		$ 64,280	2.80 %
Net interest margin			3.15 %			2.94 %

(1) All amounts are reported on a tax-equivalent basis computed using the statutory federal income tax rate of 21% for 2022 and 2021, exclusive of nondeductible interest expense. The tax-equivalent adjustment amounts used in the above table to compute yields aggregated $155 thousand in 2022 and $150 thousand in 2021.
(2) Average loan balances include nonaccrual loans and loans held for sale.
(3) Interest income on loans includes amortized loan fees, net of costs, and accretion of discounts on acquired loans, which are included in the yield calculations.

On a tax-equivalent basis, total interest income was $114.0 million for 2022 compared to $70.3 million for 2021. The increase in interest income for 2022 compared to 2021 was primarily due to the increase in the average balance in earning assets of $1.04 billion which was due to both the acquisition of Severn and organic growth in 2022. The interest on loans had the most significant impact on total interest income, which increased $34.3 million in 2022, due to the increase in the average balance of loans of $725.2 million, or 46.2%, combined with accretion income of approximately $3.0 million in relation to acquired loans. The increase in interest income on taxable investment securities and interest-bearing deposits was due to increases in their respective average balances of $259.8 million and $50.4 million. As a percentage of total average earning assets, loans, investment securities, and interest-bearing deposits were 71.2%, 18.3%, and 10.5%, respectively, for 2022. The comparable percentages for 2021 were 71.8%, 15.1%, and 13.1%, respectively.

Interest expense was $12.5 million for 2022 compared to $6.0 million for 2021. The increase in interest expense for 2022 was primarily due to the increase in the average rates paid on interest-bearing deposits, and a full year of interest on subordinated debt acquired from Severn. During 2022, money market/savings deposits, demand deposits and certificates of deposit over $100 thousand experienced significant growth with increases in the average balances of $348.0 million, $187.7 million and $95.7 million, respectively, while the average rates paid on these deposits increased 47 and 14bps on demand deposits and money market/savings deposits, respectively and decreased 27bps on certificates of deposit over $100 thousand.

The following Rate/Volume Variance Analysis identifies the portion of the changes in tax-equivalent net interest income attributable to changes in volume of average balances or to changes in the yield on earning assets and rates paid on interest-bearing liabilities. The rate and volume variance for each category has been allocated on a consistent basis between rate and volume variances, based on a percentage of rate, or volume, variance to the sum of the absolute two variances.

(Dollars in thousands)	2022 over (under) 2021		
	Total Variance	Caused By	
		Rate	Volume
Interest income from earning assets:			
Loans	$ 34,331	$ 3,100	31,231
Taxable investment securities	6,501	1,718	4,783
Tax-exempt investment securities	7	—	7
Interest-bearing deposits	2,842	2,764	78
Total interest income	43,681	7,582	36,099
Interest expense on deposits and borrowed funds:			
Interest-bearing demand deposits	3,236	2,878	358
Money market and savings deposits	2,176	1,243	933
Time deposits	110	(862)	972
Securities sold under repurchase agreements and federal funds purchased	(6)	1	(7)
Advances from FHLB - Short-term	72	—	72
Advances from FHLB - Long-term	25	(2)	27
Subordinated debt	891	11	880
Total interest expense	6,504	3,269	3,235
Net interest income	$ 37,177	$ 4,313	$ 32,864

Noninterest Income

Noninterest income increased $9.6 million, or 71.0%, in 2022 when compared to 2021. The increase in noninterest income primarily consisted of increases in revenue associated with the mortgage division of $4.3 million, service charges on deposit accounts of $2.3 million, revenue from Mid-Maryland Title of $1.1 million and other noninterest income of $1.2 million. The increase in other noninterest income was primarily due to increases in rental fee income of $1.3 million. These changes were all primarily attributable to the acquisition of Severn in the 4th quarter of 2021.

The following table summarizes our noninterest income for the presented years ended December 31.

| (Dollars in thousands) | Years Ended | | Change from Prior Year 2022/ 21 | |
	2022	2021	Amount	Percent
Service charges on deposit accounts	$ 5,652	$ 3,396	$ 2,256	66.4 %
Trust and investment fee income	1,784	1,881	(97)	(5.2)
Gains on sales and calls of investment securities	—	2	(2)	(100.0)
Interchange credits	4,812	3,964	848	21.4
Mortgage-banking revenue	5,210	948	4,262	449.6
Title Company revenue	1,340	247	1,093	442.5
Other noninterest income	4,288	3,060	1,228	40.1
Total	$ 23,086	$ 13,498	$ 9,588	71.0

Noninterest Expense

Noninterest expense, excluding merger related expenses, increased $29.9 million, or 62.0%, when compared to the same period in 2021. The increase was mainly the result of increases in salaries and wages, employee related benefits, occupancy expense, data processing, amortization of intangible assets, FDIC insurance premium expense, and legal and professional fees which were all significantly impacted by adding Severn and its operations for the full year of 2022 as well as the addition of two new branches in 2022

The Company had 464 full-time equivalent employees at December 31, 2022, and 454 full-time equivalent employees at December 31, 2021.

The following table summarizes our noninterest expense for the years ended December 31.

| (Dollars in thousands) | Years Ended | | Change from Prior Year 2022/ 21 | |
	2022	2021	Amount	Percent
Salaries and wages	$ 35,931	$ 21,222	$ 14,709	69.3 %
Employee benefits	9,908	7,262	2,646	36.4
Occupancy expense	6,242	3,690	2,552	69.2
Furniture and equipment expense	2,018	1,553	465	29.9
Data processing	6,890	5,001	1,889	37.8
Directors' fees	839	620	219	35.3
Amortization of intangible assets	1,988	734	1,254	170.8
FDIC insurance premium expense	1,426	1,015	411	40.5
Other real estate owned expenses, net	65	4	61	1,525.0
Legal and professional fees	2,840	1,742	1,098	63.0
Merger related expenses	2,098	8,530	(6,432)	(75.4)
Other noninterest expenses	10,077	5,433	4,644	85.5
Total	$ 80,322	$ 56,806	$ 23,516	41.4

Income Taxes

The Company reported an income tax expense of $11.0 million for 2022, compared to an income tax expense of $5.8 million for 2021. The effective tax rate was 26.0% for 2022 and 27.4% for 2021. The Company's effective tax rate decreased in 2022 primarily due to nondeductible expenses related to the acquisition of Severn in 2021, higher pre-tax earnings and reapportionment of assets and revenue for state income tax purposes. Please refer to Note 18 of the Notes to Consolidated Financial Statements included in Part II of this Annual Report on Form 10-K for further information.

REVIEW OF FINANCIAL CONDITION

Asset and liability composition, capital resources, asset quality, market risk, interest sensitivity and liquidity are all factors that affect our financial condition. The following sections discuss each of these factors.

<u>Assets</u>

Interest-Bearing Deposits with Other Banks and Federal Funds Sold

The Company invests excess cash balances (i.e., the excess cash remaining after funding loans and investing in securities with deposits and borrowings) in interest-bearing accounts and federal funds sold offered by our correspondent banks. These liquid investments are maintained at a level that management believes is necessary to meet current liquidity needs. Total interest-bearing deposits with other banks decreased $548.9 million from $566.7 million at December 31, 2021 to $17.8 million at December 31, 2022. The Company principally utilized the excess liquidity to fund increases in both loans held for investment of $436.9 million and investment securities of $128.3 million as compared to the prior year end.

Investment Securities

The investment portfolio is structured to provide us with liquidity and also plays an important role in the overall management of interest rate risk. Investment securities available for sale are stated at estimated fair value based on quoted prices and may be sold as part of the asset/liability management strategy or which may be sold in response to changing interest rates. Net unrealized holding gains and losses on available for sale debt securities are reported net of related income taxes as accumulated other comprehensive income (loss), a separate component of stockholders' equity. Investment securities in the held to maturity category are stated at cost adjusted for amortization of premiums and accretion of discounts. We have the intent and current ability to hold such securities until maturity. At December 31, 2022, 14% of the portfolio was classified as available for sale and 86% as held to maturity. At December 31, 2021, 23% of the portfolio was classified as available for sale and 77% as held to maturity. Total investment securities increased $128.3 million from $527.1 million at December 31, 2021 to $655.4 million at December 31, 2022. The Bank purchased $208.1 million in debt securities in 2022, all of which were classified as held to maturity. The investment strategy remained relatively consistent when comparing 2022 to 2021 due to excess liquidity, which was partially utilized to purchase securities with higher average yields than the then current overnight Fed funds rate. The larger percentage of securities designated as held to maturity reflects the amount that management believes is not needed to support our anticipated growth and liquidity needs.

Investment securities available for sale were $83.6 million at the end of 2022 and $117.0 million at the end of 2021. The Bank did not purchase any available for sale securities in 2022 and 2021. At year-end 2022, 21.7% of the available for sale securities in the portfolio were U.S. Government agencies, 76.0% of the securities were mortgage-backed securities and 2.3% were corporate bonds, compared to 19.1%, 79.2% and 1.7%, respectively, at year-end 2021. Our investments in mortgage-backed securities are issued or guaranteed by U.S. Government agencies or government-sponsored agencies.

Investment securities held to maturity amounted to $559.5 million at the end of 2022 and $404.6 million at the end of 2021. The Bank purchased $208.1 million in held to maturity securities in 2022 and $255.5 million for 2021. During 2022, the Bank purchased twenty-two mortgage-backed securities totaling $142.2 million, eleven government agency bonds totaling $62.4 million, two subordinated debt instruments from other banks amounting to $2.0 million and three community reinvestment bonds amounting to $1.5 million. In 2021, the Bank purchased thirty-two mortgage-backed securities totaling $177.1 million, fifteen government agency bonds amounting to 75.9 million and two subordinated debt instruments from other banks amounting to $2.5 million. At year-end 2022, 27.2% of the held to maturity securities in the portfolio were U.S. Government agencies, 70.4% of the securities were mortgage-backed securities, 2.1% were subordinated debt instruments and less than 1% were community reinvestment bonds. At year-end 2021, 21.5% of the held to maturity securities in the portfolio were U.S. Government agencies, 74.8% of the securities were mortgage-backed securities, 3.6% of the securities were subordinated debt instruments and less than 1% were community reinvestment bonds.

The following tables set forth the weighted average yields by maturity category of the bond investment portfolio as of December 31.

(Dollars in thousands)	1 Year or Less Average Yield	1-5 Years Average Yield	5-10 Years Average Yield	Over 10 Years Average Yield
2022				
Available for sale:				
U.S. Government agencies	— %	4.49 %	1.53 %	— %
Mortgage-backed	1.89	2.19	2.20	1.89
Other Debt Securities	—	—	2.95	—
Total available for sale	1.89	2.34	1.82	1.89
Held to maturity:				
U.S. Government agencies	0.40 %	2.57 %	2.42 %	3.08 %
Mortgage-backed	(1.24)	0.26	3.13	2.21
States and political subdivisions[1]	—	4.52	—	4.63
Other Debt Securities	—	8.37	4.64	—
Total held to maturity	0.33	2.47	2.36	2.24

[1]   Yields have been adjusted to reflect a tax equivalent basis using the statutory federal tax rate of 21%.

(Dollars in thousands)	1 Year or Less Average Yield	1-5 Years Average Yield	5-10 Years Average Yield	Over 10 Years Average Yield
2021				
Available for sale:				
U.S. Government agencies	— %	1.46 %	1.13 %	1.73 %
Mortgage-backed	1.60	1.68	1.94	0.83
Other Debt Securities	—	—	2.95	—
Total available for sale	1.60	1.66	1.64	0.85
Held to maturity:				
U.S. Government agencies	— %	1.05 %	1.26 %	1.79 %
Mortgage-backed	—	(1.01)	0.43	1.54
States and political subdivisions[2]	5.20	—	—	—
Other Debt Securities	2.68	6.50	4.21	—
Total held to maturity	3.03	1.74	1.27	1.55

[2]   Yields have been adjusted to reflect a tax equivalent basis using the statutory federal tax rate of 21%.

Loans Held for Sale

We originate residential mortgage loans for sale on the secondary market, which we have elected to carry at fair value. At December 31, 2022, the fair value of loans held for sale amounted to $4.2 million and $37.7 million at December 31, 2021.

When we sell mortgage loans we make certain representations to the purchaser related to loan ownership, loan compliance and legality, and accurate documentation, among other things. If a loan is found to be out of compliance with any of the representations subsequent to the date of purchase, we may be required to repurchase the loan or indemnify the purchaser.

The Company was not required to repurchase any loans during 2021 or 2022.

Loans Held for Investment

The loan portfolio is the primary source of our income. Loans totaled $2.6 billion at December 31, 2022, an increase of $437.0 million, or 20.6%, from year end 2021.

The following table represents the composition of the Company's loan portfolio for the presented years ended December 31.

(Dollars in thousands)	Legacy Loans		Loans acquired from Severn acquisition		Total Loans	
			December 31, 2022			
Construction	$	226,908	$	19,411	$	246,319
Residential real estate		680,423		130,074		810,497
Commercial real estate		879,265		186,144		1,065,409
Commercial		111,826		35,843		147,669
Consumer		285,315		711		286,026
Total loans excluding PPP loans		2,183,737		372,183		2,555,920
PPP loans		187		—		187
Total loans	$	2,183,924	$	372,183	$	2,556,107
Allowance for credit losses						(16,643)
Total loans, net					$	2,539,464

(Dollars in thousands)	Legacy Loans		Loans acquired from Severn acquisition		Total Loans	
			December 31, 2021			
Construction	$	145,151	$	94,202	$	239,353
Residential real estate		469,863		184,906		654,769
Commercial real estate		679,816		216,413		896,229
Commercial		128,485		47,332		175,817
Consumer		124,496		951		125,447
Total loans excluding PPP loans		1,547,811		543,804		2,091,615
PPP loans		18,371		9,189		27,560
Total loans	$	1,566,182	$	552,993	$	2,119,175
Allowance for credit losses						(13,944)
Total loans, net					$	2,105,231

The acquisition of Severn added $584.6 million in total loans as of the acquisition date, of which $372.2 million in total loans remained outstanding as of December 31, 2022. Excluding these loans and legacy PPP loans, total legacy loans increased $635.9 million, or 41.1%, when compared to December 31, 2021. At December 31, 2022 and December 31, 2021, PPP loans accounted for $187 thousand and $27.6 million of total loans, respectively. Most of our loans, excluding PPP loans, are secured by real estate and are classified as construction, residential or commercial real estate loans. The increase in legacy loans, excluding PPP loans, was comprised of increases in residential real estate of $210.6 million, or 44.8%, commercial real estate loans of $199.4 million, or 29.3%, consumer loans of $160.8 million, or 129.2%, and construction loans of $81.8 million, or 56.3%, offset by a decrease in commercial loans $16.7 million, or 13.0%, at December 31, 2022 compared to December 31, 2021. At December 31, 2022, the legacy loan portfolio, excluding PPP loans, was comprised of 40.3% commercial real estate, 31.2% residential real estate, 10.4% construction, 5.1% commercial and 13.1% consumer. That compares to 43.9%, 30.4%, 9.4%, 8.3% and 8.0, respectively, at December 31, 2021. At December 31, 2022, 22.9% of the loan portfolio had fixed interest rates and 77.1% had adjustable interest rates, compared to 72.6% and 27.4%, respectively, at December 31, 2021. See the discussion below under the caption "Asset Quality - Provision for Credit Losses and Risk Management" and Note 4, "Loans and Allowance for Credit Losses", in the Notes to Consolidated Financial Statements for additional information. We do not engage in foreign or subprime lending activities.

The following table below sets forth the maturities and interest rate sensitivity of the loan portfolio at December 31, 2022.

(Dollars in thousands)	Maturing within one year	Maturing after one but within five years	Maturing after five but within fifteen years	Maturing after fifteen years	Total
Construction	$ 146,613	$ 50,236	$ 38,947	$ 10,523	$ 246,319
Residential real estate	16,411	103,747	157,854	532,485	810,497
Commercial real estate	37,479	384,861	544,919	98,150	1,065,409
Commercial	7,588	83,894	33,250	23,124	147,856
Consumer	1,182	47,202	96,970	140,672	286,026
Total	$ 209,273	$ 669,940	$ 871,940	$ 804,954	$ 2,556,107
Rate terms:					
Fixed-interest rate loans	$ 32,900	$ 39,772	$ 109,519	$ 404,193	$ 586,384
Adjustable-interest rate loans	176,373	630,168	762,421	400,761	1,969,723
Total	$ 209,273	$ 669,940	$ 871,940	$ 804,954	$ 2,556,107

Liabilities

Deposits

The Bank uses deposits primarily to fund loans and to purchase investment securities. Total deposits decreased from $3.03 billion at December 31, 2021 to $3.01 billion at December 31, 2022. When compared to December 31, 2021 total deposits decreased $16.5 million, or less than 1%. The decrease in deposit products consisted of the following: money market/savings deposits of $85.7, noninterest-bearing deposits of $65.5 million and time deposits of $35.2 million. Interest bearing checking accounts increased $170.0 million.

The following table sets forth the average balances of deposits and the percentage of each category to total average deposits for the years ended December 31.

(Dollars in thousands)	Average Balances			
	2022		2021	
Noninterest-bearing demand	$ 888,509	29.5 %	$ 574,531	28.5 %
Interest-bearing deposits				
Demand	638,105	21.2	450,399	22.3
Money market and savings	1,043,032	34.6	695,056	34.5
Certificates of deposit, $100,000 to $249,999	170,443	5.6	93,898	4.7
Certificates of deposit, $250,000 or more	69,484	2.3	50,311	2.5
Other time deposits	204,536	6.8	151,429	7.5
Total	$ 3,014,109	100.0 %	$ 2,015,624	100.0 %

Average interest-bearing deposits increased $684.5 million, or 47.5%, in 2022, compared to an increase of $384.5 million, or 36.4%, in 2021. Average noninterest-bearing deposits increased $314.0 million, or 54.6%, in 2022, compared to an increase of $143.2 million, or 33.2%, in 2021. Deposits provided funding for approximately 93.6% and 92.2% of average earning assets for 2022 and 2021, respectively.

The following table sets forth the maturity ranges of certificates of deposit with balances of $250,000 or more as of December 31, 2022.

(Dollars in thousands)			Uninsured
Three months or less	$	8,921 $	2,576
Over three through 6 months		7,799	2,049
Over 6 through 12 months		24,258	9,008
Over 12 months		36,734	11,234
Total	$	77,712 $	24,867

Total estimated uninsured deposits amounted to $871.5 million and $974.8 million at December 31, 2022 and December 31, 2021, respectively.

Securities Sold Under Retail Repurchase Agreements

Securities sold under agreements to repurchase are issued in conjunction with cash management services for commercial depositors. There were no securities sold under retail purchase agreements at the end of 2022.

Short-Term and Long-Term Advances from the FHLB

The Company occasionally borrows from the FHLB to meet longer term liquidity needs, specifically to fund loan growth when liquidity from deposit growth is not sufficient. We also borrow from FHLB on a short-term basis to meet short term liquidity needs. At the end of 2022 short-term advances from FHLB were $40 million. There were no long-term FHLB borrowings at the end of 2022.

Subordinated Debt

Legacy

On August 25, 2020, the Company entered into Subordinated Note Purchase Agreements with certain accredited purchasers pursuant to which the Company issued and sold $25.0 million in aggregate principal amount with an initial interest rate of 5.375% Fixed-to-Floating Rate Subordinated Notes due September 1, 2030.

The Company has used the net proceeds of the offering for general corporate purposes, organic growth and to support the Bank's regulatory capital ratios. The Notes were structured to qualify as Tier 2 capital of the Company for regulatory capital purposes. The Notes bear an initial interest rate of 5.375% until September 1, 2025, with interest during this period payable semi-annually in arrears. From and including September 1, 2025, to but excluding the maturity date or early redemption date, the interest rate will reset quarterly to an annual floating rate equal to three-month SOFR, plus 526.5 basis points, with interest during this period payable quarterly in arrears. The Notes are redeemable by the Company at its option, in whole or in part, on or after September 1, 2025. Initial debt issuance costs were $611 thousand. The debt balance of $24.7 million is presented net of unamortized issuance costs of $326 thousand at December 31, 2022.

Acquired from Severn

On October 31, 2021, the Company acquired from the Severn merger, Junior Subordinated Debt Securities due in 2035 ("2035 Debentures") which had an outstanding principal balance of $20.6 million. The debt balance of $18.4 million is presented net of the remaining $2.2 million acquisition discount at December 31, 2022.

The 2035 Debentures were issued pursuant to an Indenture dated as of December 17, 2004 (the "2035 Indenture") between the Company and Wells Fargo Bank, National Association as Trustee. The 2035 Debentures pay interest quarterly at a floating rate of interest of 3-month LIBOR plus 200 basis points and mature on January 7, 2035. Payments of principal, interest, premium, and other amounts under the 2035 Debentures are subordinated and junior in right of payment to the prior payment in full of all senior indebtedness of the Company, as defined in the 2035 Indenture. The 2035 Debentures are currently redeemable, in whole or in part, by the Company. U.S. regulators have directed banks to cease offering new

LIBOR-based products after December 31, 2021. Existing LIBOR contracts, per above, can continue to be serviced through the June 30, 2023 cessation date; however, Wells Fargo Bank, as Trustee, will be working with holders of the 2035 Debentures to move to an (ARR) in advance of LIBOR cession, where possible.

The 2035 Debentures were issued and sold to Severn Capital Trust I (the "Trust"), of which 100% of the common equity is owned by the Company. The Trust was formed for the purpose of issuing corporation-obligated mandatorily redeemable Capital Securities ("Capital Securities") to third-party investors and using the proceeds from the sale of such Capital Securities to purchase the 2035 Debentures. The 2035 Debentures held by the Trust are the sole assets of the Trust. Distributions on the Capital Securities issued by the Trust are payable quarterly at a rate per annum equal to the interest rate being earned by the Trust on the 2035 Debentures. The Capital Securities are subject to mandatory redemption, in whole or in part, upon repayment of the 2035 Debentures. We have entered into an agreement which, taken collectively, fully and unconditionally guarantees the Capital Securities subject to the terms of the guarantee.

Under the terms of the 2035 Debentures, we are permitted to defer the payment of interest on the 2035 Debentures for up to 20 consecutive quarterly periods, provided that no event of default has occurred and is continuing. As of December 31, 2022, we were current on all interest due on the 2035 Debentures.

Capital Resources Management

Total stockholders' equity was $364.3 million at December 31, 2022, compared to $350.7 million at December 31, 2021. The increase in stockholders' equity in 2022 was primarily due to current year earnings, partially offset by an increase in unrealized losses on available for sale securities of $9.1 million, net of tax, and dividends paid to stockholders of $9.5 million. The ratio of period-end equity to total assets was 10.48% for 2022, as compared to 10.14% for 2021.

We record unrealized holding gains (losses), net of tax, on investment securities available for sale as accumulated other comprehensive income (loss), a separate component of stockholders' equity. At December 31, 2022, the portion of the investment portfolio designated as "available for sale" had a net unrealized holding loss, net of tax, of $9.0 million compared to net unrealized holding gain, net of tax, of $56 thousand at December 31, 2021.

The Bank and Company are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of common equity Tier 1, Tier 1, and total capital as a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 1,250%. The Bank is also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio.

In July 2013, federal bank regulatory agencies issued a final rule that revised their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with certain standards that were developed by Basel III and certain provisions of the Dodd-Frank Act. The final rule currently applies to all depository institutions and bank holding companies and savings and loan holding companies with total consolidated assets of more than $3 billion. The Company had total consolidated assets of more than $3 billion as of December 31, 2021, due to the acquisition of Severn in the fourth quarter of 2021. As such, the Company was required to comply with the consolidated capital requirements for the first quarterly report date following the effective date of the business combination as its total assets exceeded $3 billion.

As of December 31, 2022, the Bank and Company were in compliance with all applicable regulatory capital requirements to which they were subject, and the Bank was classified as "well capitalized" for purposes of the prompt corrective action regulations.

The following table compares the Company's capital ratios to the minimum regulatory requirements as of December 31.

(Dollars in thousands)	2022	2021	Minimum Regulatory Requirements for 2022
Common equity Tier 1 capital	$ 304,493	$ 279,681	
Tier 1 capital	322,891	279,681	
Tier 2 capital	41,528	57,015	
Total risk-based capital	364,419	336,696	
Net risk-weighted assets	2,619,400	2,191,557	
Adjusted average total assets	3,390,516	2,966,412	
Risk-based capital ratios:			
Common equity Tier 1	11.62 %	12.76 %	7.00*
Tier 1	12.33	12.76	8.50*
Total capital	13.91	15.36	10.50*
Tier 1 leverage ratio	9.52	9.43	4.00

* includes phased in capital conservation buffer of 2.50%

See Note 20 to the Consolidated Financial Statements for further information about the regulatory capital positions of the Bank and Company.

Asset Quality - Provision for Credit Losses and Risk Management

Originating loans involves a degree of risk that credit losses will occur in varying amounts according to, among other factors, the types of loans being made, the credit-worthiness of the borrowers over the terms of the loans, the quality of the collateral for the loans, if any, as well as general economic conditions. Through the Company's and the Bank's Asset/Liability Management Committees, the Company's Audit Committee and the Company's Board actively reviews critical risk positions, including credit, market, liquidity and operational risk. The Company's goal in managing risk is to reduce earnings volatility, control exposure to unnecessary risk, and ensure appropriate returns for risk assumed. Senior members of management actively manage risk at the product level, supplemented with corporate level oversight through the Asset/Liability Management Committee and internal audit function. The risk management structure is designed to identify risk through a systematic process, enabling timely and appropriate action to avoid and mitigate risk.

Credit risk is mitigated through loan portfolio diversification, limiting exposure to any single industry or customer, collateral protection, and prudent lending policies and underwriting criteria. The following discussion provides information and statistics on the overall quality of the Company's loan portfolio. Note 1 to the Consolidated Financial Statements describes the accounting policies related to nonperforming loans (nonaccrual and delinquent 90 days or more), TDRs and loan charge-offs and describes the methodologies used to develop the allowance for credit losses, including the specific, historical formula, and qualitative formula components (also discussed below). Management believes the policies governing nonperforming loans, TDRs and charge-offs are consistent with regulatory standards. The amount of the allowance for credit losses and the resulting provision are reviewed monthly by senior members of management and approved quarterly by the Board of Directors.

The allowance is increased by provisions for credit losses charged to expense and recoveries of loans previously charged off. It is decreased by loans charged off in the current period. Loans, or portions thereof, are charged off when considered uncollectible by management. Provisions for credit losses are made to bring the allowance for credit losses within the range of balances that are considered appropriate.

The adequacy of the allowance for credit losses is determined based on management's estimate of the inherent risks associated with lending activities, estimated fair value of collateral or expected future cash flows, past experience and present indicators such as loan delinquency trends, nonaccrual loans and current market conditions. Management believes the current allowance is adequate to provide for probable and estimable losses inherent in our loan portfolio; however, future changes in the composition of the loan portfolio and financial condition of borrowers may result in additions to the allowance. Examination of the portfolio and allowance by various regulatory agencies and consultants engaged by the Company may result in the need for additional provisions based on information available at the time of the examination. The Bank's allowance for credit losses, is available to absorb losses from all loan segments of the portfolio. The allowance set by the Bank is subject to regulatory examination and determination as to its adequacy.

The allowance for credit losses is comprised of three parts: (i) the specific allowance; (ii) the historical formula allowance; and (iii) the qualitative formula allowance. The specific allowance is established against impaired loans until charge offs are made. Loans are considered impaired when it is probable that the Company will not collect all principal and interest payments according to the loan's contractual terms when due. The qualitative formula allowance is determined based on management's assessment of industry trends, economic factors in the markets in which we operate, as well as other portfolio related factors. The determination of the qualitative formula allowance involves a higher risk of uncertainty and considers current risk factors that may not have yet manifested themselves in our historical loss factors.

The specific allowance is used to individually allocate an allowance to loans identified as impaired. An impaired loan may involve deficiencies in the borrower's overall financial condition, payment history, support available from financial guarantors and/or the fair market value of collateral. If it is determined that there is a loss associated with an impaired loan, a specific allowance is established until a charge off is made. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

The historical formula allowance is used to estimate the loss on internally risk-rated loans, exclusive of those identified as impaired. Loans are grouped by type (construction, residential real estate, commercial real estate, commercial or consumer). Each loan type is assigned allowance factors based on management's estimate of the risk, within a particular category using average historical charge-offs by segment over the last 16 quarters.

The qualitative formula allowance is used to estimate the losses on loans stemming from more global factors such as delinquencies, loss history, effects of changes in lending policy, the experience and depth of management, national and local economic trends, concentrations of credit, the quality of the loan review system and the effect of external factors that would cause current estimated losses to deviate from the historical loss experience. Loans that are identified as pass-watch, special mention, substandard and doubtful are considered to have elevated credit risk. These loans are assigned higher allowance factors than favorably rated loans due to management's concerns regarding collectability or management's knowledge of particular elements regarding the borrower.

The provision for credit losses was $1.9 million for 2022 and $(358) thousand for 2021. The increase in provision for credit losses was primarily a result of the increase in loans held for investment in 2022 of $436.9 million. Net loan recoveries totaled $774 thousand in 2022, compared to net loan recoveries of $414 thousand in 2021.

The allowance for credit losses was $16.6 million, or 0.78% of period end loans, excluding PPP loans, acquired loans and the associated purchase discount mark on the acquired loans from both Severn and Northwest, at December 31, 2022, compared to an allowance of $13.9 million, or 0.93% of period end loans, excluding PPP loans, acquired loans and the associated purchase discount mark on the acquired loans from both Severn and Northwest, at December 31, 2021. The decrease in the percentage of the allowance for credit losses to total period end loans was primarily driven by lower historical loss experience and the elimination of pandemic related qualitative factors. The ratio of net (recoveries) to average loans was (0.03) % for 2022, compared to (0.03) % for 2021.

Nonperforming loans increased at year end 2022 as compared to 2021 primarily due to increases in loans 90 days past due and still accruing of $1.3 million which was primarily a result of timing of the renewal process for certain loans that had matured, and not specific credit concerns related to the underlying borrowers. Accruing TDRs declined $1.3 million when comparing 2022 to 2021 which reflects continued workout efforts on outstanding problem loans. When comparing 2022 to 2021 loan risk categories, special mention and substandard loans decreased $4.4 million and $1.3 million, respectively. The decrease in substandard and special mention loans was primarily due to payoffs and credit risk rating upgrades during 2022. Pass/Watch loans decreased $46.4 million during 2022 when compared to 2021. Management will continue to monitor and charge off nonperforming assets as rapidly as possible and focus on the generation of healthy loan growth and new business development opportunities.

The following table sets forth a summary of our loan loss experience for the presented years ended December 31.

(Dollars in thousands)	December 31, 2022			December 31, 2021		
	Average balances	Net (charge-offs) recoveries	Percentage of net charge-offs (recoveries) (annualized) to average loans outstanding during the year	Average balances	Net (charge-offs) recoveries	Percentage of net charge-offs (recoveries) (annualized) to average loans outstanding during the year
Construction	$ 243,045 $	13	(0.01)% $	150,669 $	278	(0.18)%
Residential real estate	707,965	137	(0.02)	503,794	82	(0.02)
Commercial real estate	965,108	945	(0.10)	645,595	114	(0.02)
Commercial	159,288	(319)	0.20	188,420	(42)	0.02
Consumer	202,979	(2)	-	79,990	(18)	0.02
Total	$ 2,278,385 $	774	(0.03)% $	1,568,468 $	414	(0.03)%
Allowance for credit losses at period end as a percentage of total period end loans [1]			0.65 %			0.66 %
Allowance for credit losses at period end as a percentage of total period end loans [2]			0.78 %			0.93 %
Allowance for credit losses at period end as a percentage of average loans [3]			0.73 %			0.89 %
Allowance for credit losses at period end as a percentage of period end nonaccrual loans			872.27 %			695.81 %

(1) As of December 31, 2022 and December 31, 2021, these ratios included all loans held for investment, including PPP loans of $187 thousand and $27.6 million, respectively.

(2) As of December 31, 2022 and December 31, 2021, these ratios exclude PPP loans, acquired loans and the associated purchase discount mark on the acquired loans from both Severn and Northwest.

(3) As of December 31, 2022 and December 31, 2021, these ratios included all loans held for investment, including PPP loans of $6.7 million and $85.5 million, respectively.

The following table sets forth the allocation of the allowance for credit losses and the percentage of loans in each category to total loans for the presented years ended December 31.

(Dollars in thousands)	2022		2021	
	Amount	% of Loans	Amount	% of Loans
Construction	$ 2,973	17.9 % $	2,454	11.3 %
Residential real estate	2,622	15.8	2,858	30.9
Commercial real estate	4,899	29.4	4,598	42.3
Commercial	1,652	9.9	2,070	9.6
Consumer	4,497	27.0	1,964	5.9
Total	$ $16,643	100.0 % $	$13,944	100.0 %

At December 31, 2022, nonperforming assets were $3.9 million, an increase of $902 thousand, or 29.6%, when compared to December 31, 2021. The increase in nonperforming assets was primarily due to the increase in loans 90 days past due and still accruing, partially offset by a decrease in other real estate owned properties. Accruing TDRs were $4.4 million at December 31, 2022, a decrease of $1.3 million, or 22.3%, when compared to December 31, 2021. At December 31, 2022, the ratio of nonaccrual loans to total assets was 0.05%, a decrease from 0.06% at December 31, 2021. The ratio of accruing TDRs to total assets at December 31, 2022 was 0.13% improving from 0.16% at December 31, 2021.

The Company continues to focus on the resolution of its nonperforming and problem loans. The efforts to accomplish this goal include frequently contacting borrowers until the delinquency is cured or until an acceptable payment plan has been agreed upon; obtaining updated appraisals; provisioning for credit losses; charging off loans; transferring loans to other real estate owned; aggressively marketing other real estate owned; and selling loans. The reduction of nonperforming and problem loans is and will continue to be a high priority for the Company.

The following table summarizes our nonperforming assets and accruing TDRs for the years ended December 31.

(Dollars in thousands)	2022		2021	
Nonperforming assets				
Nonaccrual loans	$	1,908	$	2,004
Total loans 90 days or more past due and still accruing		1,841		508
Other real estate owned		197		532
Total nonperforming assets	$	3,946	$	3,044
Total accruing TDRs	$	4,405	$	5,667
As a percent of total loans:				
Nonaccrual loans		0.07 %		0.09 %
Accruing TDRs		0.17 %		0.27 %
Nonaccrual loans and accruing TDRs		0.25 %		0.36 %
As a percent of total loans and other real estate owned:				
Nonperforming assets		0.15 %		0.14 %
Nonperforming assets and accruing TDRs		0.33 %		0.41 %
As a percent of total assets:				
Nonaccrual loans		0.05 %		0.06 %
Nonperforming assets		0.11 %		0.09 %
Accruing TDRs		0.13 %		0.16 %
Nonperforming assets and accruing TDRs		0.24 %		0.25 %

Market Risk Management and Interest Sensitivity

The Company's net income is largely dependent on its net interest income. Net interest income is susceptible to interest rate risk to the extent that interest-bearing liabilities mature or re-price on a different basis than interest-earning assets. When interest-bearing liabilities mature or re-price more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or re-price more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income. Net interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest-bearing deposits and stockholders' equity.

The Company's interest rate risk management goals are (1) to increase net interest income at a growth rate consistent with the growth rate of total assets, and (2) to minimize fluctuations in net interest margin as a percentage of interest-earning assets. Management attempts to achieve these goals by balancing, within policy limits, the volume of floating-rate liabilities with a similar volume of floating-rate assets; by keeping the average maturity of fixed-rate asset and liability contracts reasonably matched; by maintaining a pool of administered core deposits; and by adjusting pricing rates to market conditions on a continuing basis.

The Company's Board of Directors has established a comprehensive asset liability management policy, which is administered by management's Asset Liability Management Committee ("ALCO"). The policy establishes limits on risk, which are quantitative measures of the percentage change in net interest income (a measure of net interest income at risk) and the fair value of equity capital (a measure of economic value of equity or "EVE" at risk) resulting from a hypothetical change in the yield curve of U.S. Treasury interest rates for maturities from one day to thirty years. The Company evaluates the potential adverse impacts that changing interest rates may have on its short-term earnings, long-term value, and liquidity by outsourcing simulation analysis through the use of computer modeling. The simulation model captures optionality factors such as call features and interest rate caps and floors imbedded in investment and loan portfolio contracts. As with any method of gauging interest rate risk, there are certain shortcomings inherent in the interest rate modeling methodology used by the Company. When interest rates change, actual movements in different categories of interest-earning assets and interest-bearing liabilities, loan prepayments, and withdrawals of time and other deposits, may deviate significantly from assumptions used in the model. As an example, certain money market deposit accounts are assumed to reprice at 50% of the interest rate change in each of the up rate shock scenarios even though this is not a contractual requirement. As a practical matter, management would likely lag the impact of any upward movement in market rates on these accounts as a mechanism to manage the Company's net interest margin. Finally, the methodology does not measure or reflect the impact that higher rates may have on adjustable-rate loan customers' ability to service their debts, or the impact of rate changes on demand for loan, lease, and deposit products.

The Company presents a current base case and several alternative simulations at least once a quarter and reports the analysis to the Board of Directors. In addition, more frequent forecasts could be produced when interest rates are particularly uncertain or when other business conditions so dictate.

The statement of condition is subject to quarterly testing for six alternative interest rate shock possibilities to indicate the inherent interest rate risk. Average interest rates are shocked by +/- 100, 200, 300 and 400 basis points ("bp"), although the Company may elect not to use particular scenarios that it determines are impractical in a current rate environment. It is management's goal to structure the balance sheet so that net interest earnings at risk over a twelve-month period and the economic value of equity at risk do not exceed policy guidelines at the various interest rate shock levels.

Measures of net interest income at risk produced by simulation analysis are indicators of an institution's short-term performance in alternative rate environments. These measures are typically based upon a relatively brief period, usually one year. They do not necessarily indicate the long-term prospects or economic value of the institution.

The measures of equity value at risk indicate the ongoing economic value of the Company by considering the effects of changes in interest rates on all of the Company's cash flows, and by discounting the cash flows to estimate the present value of assets and liabilities. The difference between these discounted values of the assets and liabilities is the EVE, which, in theory, approximates the fair value of the Company's net assets.

The following tables present the projected change in the Bank's net interest income and EVE at December 31, 2022 and 2021 that would occur upon an immediate change in interest rates based on independent analysis, but without giving effect to any steps that management might take to counteract that change:

Estimated Changes in Net Interest Income

Change in Interest Rates:	+400 bp	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp
Policy Limit	+/- 40 %	+/- 30 %	+/- 20 %	+/- 10 %	+/-10 %	+/- 20 %
December 31, 2022	**(11.7)%**	**(8.6)%**	**(5.5)%**	**(2.6)%**	**(5.1)%**	**(11.5)%**
December 31, 2021	23.5 %	18.0 %	12.6 %	6.7 %	(7.0)%	(10.6)%

Estimated Changes in Economic Value of Equity

Change in Interest Rates:	+400 bp	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp
Policy Limit	+/- 25 %	+/- 20 %	+/- 15 %	+/- 10 %	+/- 20 %	+/- 35 %
December 31, 2022	**(25.3)%**	**(18.9)%**	**(12.4)%**	**(6.0)%**	**0.1 %**	**(2.6)%**
December 31, 2021	(2.1)%	(0.5)%	1.0 %	1.1 %	(10.9)%	(23.0)%

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the tables.

Inflation

The Consolidated Financial Statements and related consolidated financial data presented herein have been prepared in accordance with GAAP and practices within the banking industry which require the measurement of financial condition and operating results in terms of historical dollars, without considering the changes in the relative purchasing power of money over time due to inflation. As a financial institution, virtually all of our assets and liabilities are monetary in nature and interest rates have a more significant impact on our performance than the effects of general levels of inflation. A prolonged period of inflation could cause interest rates, wages, and other costs to increase and could adversely affect our results of operations unless mitigated by increases in our revenues correspondingly.

Off-Balance Sheet Arrangements

Credit Commitments

In the normal course of business, to meet the financing needs of its customers, the Bank is party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. The Bank's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of the instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they use for on-balance sheet instruments. The Bank generally requires collateral or other security to support the financial instruments with credit risk. The amount of collateral or other security is determined based on management's credit evaluation of the counterparty. The Bank evaluates each customer's creditworthiness on a case-by-case basis.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Further information about these arrangements is provided in Note 23 to the Consolidated Financial Statements.

Management does not believe that any of the foregoing arrangements have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Derivatives

We maintain and account for derivatives, in the form of interest rate lock commitments ("IRLCs") and mandatory forward contracts, in accordance with the Financial Accounting Standards Board ("FASB") guidance on accounting for derivative instruments and hedging activities. We recognize gains and losses on IRLCs, mandatory forward contracts, and best effort forward contracts on the loan pipeline through mortgage-banking revenue in the Consolidated Statements of Income. IRLCs on mortgage loans that we intend to sell in the secondary market are considered derivatives. We are exposed to price risk from the time a mortgage loan is locked in until the time the loan is sold. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 14 days to 120 days. For these IRLCs, we attempt to protect the Bank from changes in interest rates through the use of to be announced ("TBA") securities, which are forward contracts, as well as loan level commitments, on a limited basis, in the form of best efforts and mandatory forward contracts. Mandatory forward contracts are also considered derivatives. Best efforts forward contracts are not derivatives, however, we have elected to measure and report these commitments at fair value. These assets and liabilities are included in the Consolidated Statements of Financial Condition in other assets and accrued expenses and other liabilities, respectively. See Note 15 to the Consolidated Financial Statements contained in this Annual Report on Form 10-K for more information on our derivatives.

Liquidity Management

Liquidity describes our ability to meet financial obligations that arise during the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of customers and to fund current and planned expenditures. Liquidity is derived through increased customer deposits, maturities in the investment portfolio, loan repayments and income from earning assets. To the extent that deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds markets. We have arrangements with correspondent banks whereby we have $15 million available in federal funds lines of credit and a reverse repurchase agreement available to meet any short-term needs which may not otherwise be funded by the Bank's portfolio of readily marketable investments that can be converted to cash. The Bank is also a member of the FHLB, which provides another source of liquidity, and had credit availability of approximately $298.7 million from the FHLB as of December 31, 2022.

At December 31, 2022, our loan to deposit ratio was approximately 85.0%, higher than the 70.0% at year-end 2021. This increase is the result of our loans increasing $436.9 million, or 20.6% since year end 2021. Investment securities available for sale totaling $83.6 million at the end of 2022 were available for the management of liquidity and interest rate risk, subject to certain pledging requirements, which can be easily transitioned to held to maturity securities. The comparable amount was $117.0 million at December 31, 2021. Cash and cash equivalents were $55.5 million at December 31, 2022, a decrease of $528.1 million, or 90.5%, compared to the $583.6 million at year-end 2021, which reflects the use of such funds to invest in loans and investment securities during 2022. Management is not aware of any demands, commitments, events or uncertainties that will materially affect our ability to maintain liquidity at satisfactory levels.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

The information required by this item may be found in Item 7 of Part II of this annual report under the caption "Market Risk Management and Interest Sensitivity", which is incorporated herein by reference.

Item 8.   Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Shore Bancshares, Inc. (the "Company") is responsible for the preparation, integrity and fair presentation of the consolidated financial statements included in this annual report. The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include some amounts that are based on the best estimates and judgments of management.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system is designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of the Company's financial reporting and the preparation and presentation of financial statements for external reporting purposes in conformity with accounting principles generally accepted in the United States of America, as well as to safeguard assets from unauthorized use or disposition. The system of internal control over financial reporting is evaluated for effectiveness by management and tested for reliability through a program of internal audit with actions taken to correct potential deficiencies as they are identified. Because of inherent limitations in any internal control system, no matter how well designed, misstatement due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, based upon criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this assessment and on the foregoing criteria, management has concluded that, as of December 31, 2022, the Company's internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's independent registered public accounting firm, regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in its annual report.

March 30, 2023

/s/ Lloyd L. Beatty, Jr.

Lloyd L. Beatty, Jr.
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Vance Adkins

Vance Adkins
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Shore Bancshares, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Shore Bancshares, Inc. and its subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1)

relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses – Qualitative Formula Allowance

As described in Note 1 (Summary of Significant Accounting Policies) and Note 4 (Loans and Allowance for Credit Losses) to the consolidated financial statements, the Company maintains an allowance for credit losses to provide for probable losses inherent in the loan portfolio, which totaled $16,643,000 at December 31, 2022. The Company's allowance for credit losses consists of three components: (i) the specific allowance; (ii) the historical formula allowance; and (iii) the qualitative formula allowance. For loans that are not individually evaluated for impairment, the qualitative formula allowance uses certain qualitative factors to develop loss percentages which are applied to the loan portfolio, by loan pool, based on management's assessment of shared risk characteristics within groups of similar loans. The qualitative formula allowance is determined based on management's continuing evaluation of internal and external factors (described in Note 1), which may impact the underlying quality of the loan portfolio.

Management exercised significant judgment when assessing the factors which serve as the basis for the qualitative formula allowance component of the allowance for credit losses estimate. We identified the assessment of those qualitative factors and the determination of the qualitative formula allowance as a critical audit matter as auditing the qualitative factors and the resultant qualitative formula allowance involved especially complex and subjective auditor judgment in evaluating management's assessment of the inherently subjective estimates.

How We Addressed the Matter in Our Audit

The primary audit procedures we performed to address this critical audit matter included:
- Obtaining an understanding of the Company's processes for evaluating qualitative factors, including the development of the data inputs used.
- Substantively testing management's process, including evaluating their judgments and assumptions for developing the qualitative formula allowance, which included:
  - Evaluating the completeness and accuracy of data inputs used as a basis for the qualitative factors.
  - Evaluating the reasonableness of management's judgments related to the determination of qualitative factors.
  - Evaluating the qualitative factors for directional consistency and for reasonableness.
  - Testing the mathematical accuracy of the allowance calculation, including the application of the qualitative factors.

/s/ Yount, Hyde & Barbour, P.C.

We have served as the Company's auditor since 2017.

Winchester, Virginia
March 30, 2023

SHORE BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31,

(In thousands, except share and per share data)	December 31, 2022		December 31, 2021	
ASSETS				
Cash and due from banks	$	**37,661**	$	16,919
Interest-bearing deposits with other banks		**17,838**		566,694
Cash and cash equivalents		**55,499**		583,613
Investment securities:				
Available-for-sale, at fair value		**83,587**		116,982
Held to maturity, at amortized cost - fair value of $494,627 (2022) and $401,524 (2021)		**559,455**		404,594
Equity securities, at fair value		**1,233**		1,372
Restricted securities, at cost		**11,169**		4,159
Loans held for sale, at fair value		**4,248**		37,749
Loans held for investment		**2,556,107**		2,119,175
Less: allowance for credit losses		**(16,643)**		(13,944)
Loans, net		**2,539,464**		2,105,231
Premises and equipment, net		**51,488**		51,624
Goodwill		**63,266**		63,421
Other intangible assets, net		**5,547**		7,535
Other real estate owned, net		**197**		532
Mortgage servicing rights, at fair value		**5,275**		4,087
Right-of-use assets		**9,629**		11,370
Cash surrender value on life insurance		**59,218**		47,935
Other assets		**28,001**		19,932
TOTAL ASSETS	$	**3,477,276**	$	3,460,136
LIABILITIES				
Deposits:				
Noninterest-bearing	$	**862,015**	$	927,497
Interest-bearing		**2,147,769**		2,098,739
Total deposits		**3,009,784**		3,026,236
Securities sold under retail repurchase agreements		**—**		4,143
Advances from FHLB - short-term		**40,000**		—
Advances from FHLB - long-term		**—**		10,135
Subordinated debt		**43,072**		42,762
Total borrowings		**83,072**		57,040
Lease liabilities		**9,908**		11,567
Other liabilities		**10,227**		14,600
TOTAL LIABILITIES		**3,112,991**		3,109,443
COMMITMENTS AND CONTINGENCIES				
STOCKHOLDERS' EQUITY				
Common stock, par value $.01 per share; shares authorized - 35,000,000; shares issued and outstanding - 19,849,563 (2022) and 19,807,533 (2021)		**199**		198
Additional paid in capital		**201,494**		200,473
Retained earnings		**171,613**		149,966
Accumulated other comprehensive (loss) income		**(9,021)**		56
TOTAL STOCKHOLDERS' EQUITY		**364,285**		350,693
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**3,477,276**	$	3,460,136

The notes to the consolidated financial statements are an integral part of these statements.

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31,

(In thousands, except per share data)	2022	2021
INTEREST INCOME		
Interest and fees on loans	$ 99,122	$ 64,795
Interest and dividends on taxable investment securities	11,507	5,006
Interest and dividends on tax-exempt investment securities	6	—
Interest on deposits with other banks	3,210	368
Total interest income	113,845	70,169
INTEREST EXPENSE		
Interest on deposits	9,983	4,461
Interest on short-term borrowings	74	8
Interest on long-term borrowings	2,486	1,570
Total interest expense	12,543	6,039
NET INTEREST INCOME	101,302	64,130
Provision for credit losses	1,925	(358)
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	99,377	64,488
NONINTEREST INCOME		
Service charges on deposit accounts	5,652	3,396
Trust and investment fee income	1,784	1,881
Gains on sales and calls of investment securities	—	2
Interchange credits	4,812	3,964
Mortgage-banking revenue	5,210	948
Title Company revenue	1,340	247
Other noninterest income	4,288	3,060
Total noninterest income	23,086	13,498
NONINTEREST EXPENSE		
Salaries and wages	35,931	21,222
Employee benefits	9,908	7,262
Occupancy expense	6,242	3,690
Furniture and equipment expense	2,018	1,553
Data processing	6,890	5,001
Directors' fees	839	620
Amortization of other intangible assets	1,988	734
FDIC insurance premium expense	1,426	1,015
Other real estate owned expenses, net	65	4
Legal and professional fees	2,840	1,742
Merger-related expenses	2,098	8,530
Other noninterest expenses	10,077	5,433
Total noninterest expense	80,322	56,806
Income before income taxes	42,141	21,180
Income tax expense	10,964	5,812
NET INCOME	$ 31,177	$ 15,368
Basic and diluted net income per common share	$ 1.57	$ 1.17
Dividends paid per common share	$ 0.48	$ 0.48

The notes to the consolidated financial statements are an integral part of these statements.

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31,

(In thousands)		2022		2021
Net income	$	**31,177**	$	15,368
Other comprehensive (loss):				
Investment securities:				
Unrealized holding (losses) on available-for-sale-securities		**(12,488)**		(2,027)
Tax effect		**3,411**		554
Total other comprehensive (loss)		**(9,077)**		(1,473)
Comprehensive income	$	**22,100**	$	13,895

The notes to the consolidated financial statements are an integral part of these statements.

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2022 and 2021

(In thousands)	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Stockholders' Equity
Balances, January 1, 2022	$ 198	$ 200,473	$ 149,966	$ 56	$ 350,693
Net income	—	—	5,613	—	5,613
Other comprehensive (loss)	—	—	—	(2,228)	(2,228)
Common shares issued for employee stock purchase plan	—	37	—	—	37
Stock-based compensation	—	130	—	—	130
Cash dividends declared	—	—	(2,381)	—	(2,381)
Balances, March 31, 2022	$ 198	$ 200,640	$ 153,198	$ (2,172)	$ 351,864
Net Income	—	—	7,499	—	7,499
Other comprehensive (loss)	—	—	—	(4,479)	(4,479)
Common shares issued for employee stock purchase plan	—	102	—	—	102
Stock-based compensation	—	172	—	—	172
Cash dividends declared	—	—	(2,381)	—	(2,381)
Balances, June 30, 2022	$ 198	$ 200,914	$ 158,316	$ (6,651)	$ 352,777
Net Income	—	—	9,658	—	9,658
Other comprehensive (loss)	—	—	—	(3,130)	(3,130)
Common shares issued for employee stock purchase plan	1	124	—	—	125
Stock-based compensation	—	175	—	—	175
Cash dividends declared	—	—	(2,384)	—	(2,384)
Balances, September 30, 2022	$ 199	$ 201,213	$ 165,590	$ (9,781)	$ 357,221
Net Income	—	—	8,407	—	8,407
Other comprehensive income	—	—	—	760	760
Common shares issued for employee stock purchase plan	—	122	—	—	122
Stock-based compensation	—	159	—	—	159
Cash dividends declared	—	—	(2,384)	—	(2,384)
Balances, December 31, 2022	$ 199	$ 201,494	$ 171,613	$ (9,021)	$ 364,285

(In thousands)	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balances, January 1, 2021	$ 118	$ 52,167	$ 141,205	$ 1,529	$ 195,019
Net Income	—	—	3,998	—	3,998
Other comprehensive (loss)	—	—	—	(782)	(782)
Retirement of common stock	—	(819)	—	—	(819)
Stock-based compensation	—	97	—	—	97
Cash dividends declared	—	—	(1,409)	—	(1,409)
Balances, March 31, 2021	$ 118	$ 51,445	$ 143,794	$ 747	$ 196,104
Net Income	—	—	4,031	—	4,031
Other comprehensive (loss)	—	—	—	(141)	(141)
Stock-based compensation	—	99	—	—	99
Cash dividends declared	—	—	(1,411)	—	(1,411)
Balances, June 30, 2021	$ 118	$ 51,544	$ 146,414	$ 606	$ 198,682
Net Income	—	—	4,616	—	4,616
Other comprehensive (loss)	—	—	—	(378)	(378)
Stock-based compensation	—	91	—	—	91
Exercise of options, net of shares surrendered	—	6	—	—	6
Cash dividends declared	—	—	(1,410)	—	(1,410)
Balances, September 30, 2021	$ 118	$ 51,641	$ 149,620	$ 228	$ 201,607
Net Income	—	—	2,723	—	2,723
Other comprehensive (loss)	—	—	—	(172)	(172)
Severn Bank acquisition - 8,053,088 shares	80	148,741	—	—	148,821
Stock-based compensation	—	91	—	—	91
Cash dividends declared	—	—	(2,377)	—	(2,377)
Balances, December 31, 2021	$ 198	$ 200,473	$ 149,966	$ 56	$ 350,693

The notes to the consolidated financial statements are an integral part of these statements.

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,

(In thousands)	For Year Ended December 31, 2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	**$ 31,177**	$ 15,368
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Net accretion of acquisition accounting estimates	**(1,768)**	(440)
Provision for credit losses	**1,925**	(358)
Depreciation and amortization	**5,861**	3,086
Net amortization of securities	**1,414**	1,579
Amortization of debt issuance costs	**122**	123
(Gain) on mortgage banking activities	**(3,918)**	(918)
Proceeds from sale of mortgage loans held for sale	**131,286**	15,562
Originations of loans held for sale	**(102,144)**	(42,199)
Stock-based compensation expense	**636**	378
Deferred income tax expense (benefit)	**(1,182)**	278
(Gains) on sales and calls of securities	**—**	(2)
(Gains) loss on valuation adjustments on mortgage servicing rights	**(372)**	59
Losses on sales and disposals of premises and equipment	**183**	4
Losses on sales and valuation adjustments on other real estate owned	**44**	2
Fair value adjustment on equity securities	**157**	40
Bank owned life insurance income	**(1,118)**	(1,090)
Net changes in:		
Accrued interest receivable	**(2,665)**	2,145
Other assets	**(1,450)**	(3,045)
Accrued interest payable	**297**	(5)
Other liabilities	**(5,838)**	1,930
Net cash (used in) provided by operating activities	**52,647**	(7,503)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from maturities and principal payments of investment securities available for sale	**20,441**	40,656
Purchases of investment securities available for sale	**—**	—
Proceeds from maturities and principal payments of investment securities held to maturity	**52,324**	40,274
Purchases of securities held to maturity	**(208,133)**	(255,514)
Purchases of equity securities	**(18)**	(17)
Purchase of restricted securities	**(8,560)**	—
Net change in loans	**(426,973)**	(79,771)
Purchases of premises and equipment	**(2,415)**	(3,450)
Proceeds from sales of premises and equipment	**17**	—
Proceeds from sales of other real estate owned	**394**	—
Improvements to other real estate owned	**(34)**	—
Redemption of restricted securities	**1,550**	437
Purchases of bank owned life insurance	**(10,165)**	(10,203)
Cash acquired in the acquisition of Severn, net of cash paid	**—**	305,781
Net cash (used in) provided by investing activities	**(581,572)**	38,193
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net changes in:		
Noninterest-bearing deposits	**(65,482)**	35,821
Interest-bearing deposits	**49,580**	334,512
Short-term borrowings	**35,857**	3,093
Repayment of long-term borrowings	**(10,000)**	—
Common stock dividends paid	**(9,530)**	(6,607)
Retirement of common stock	**—**	(819)
Issuance of common stock	**386**	6
Net cash provided by financing activities	**811**	366,006
Net (decrease) increase in cash and cash equivalents	**(528,114)**	396,696
Cash and cash equivalents at beginning of period	**583,613**	186,917
Cash and cash equivalents at end of period	**$ 55,499**	$ 583,613

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the Years Ended December 31,

Supplemental cash flows information:				
Interest paid	**$**	**12,621**	$	6,007
Income taxes paid	**$**	**11,851**	$	6,253
Recognition (remeasurement of) lease liabilities arising from right-of-use assets	**$**	**(456)**	$	1,383
Transfer from loans held for sale to loans held for investment	**$**	**7,791**	$	—
Transfers from loans to other real estate owned	**$**	**69**	$	205
Unrealized (loss) on securities available for sale	**$**	**(12,488)**	**$**	(2,027)

The notes to consolidated financial statements are an integral part of these statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Shore Bancshares, Inc. and its subsidiaries (collectively referred to in these Notes as the "Company"), with all significant intercompany transactions eliminated. The investments in subsidiaries are recorded on the Company's books (Parent only) on the basis of its equity in the net assets of the subsidiaries. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). For purposes of comparability, certain reclassifications have been made to amounts previously reported to conform with the current period presentation. Reclassifications had no effect on prior year net income or stockholders' equity.

Nature of Operations

The Company engages in the banking business through Shore United Bank, N.A., a Maryland commercial bank with trust powers. The Company's primary source of revenue is derived from interest earned on commercial, residential mortgage and other loans, and fees charged in connection with lending and other banking services located in Maryland, Delaware and the Eastern Shore of Virginia. The Company engages in the trust services business through the trust department at Shore United Bank, N.A. under the trade name Wye Financial Partners and conducts secondary market lending activities through a division of the Bank. The Title Company engages in title work related to real estate transactions.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues earned and expenses incurred during the reporting period. Actual results could differ from those estimates. Estimates that could change significantly relate to the determination of the allowance for loan losses, loans acquired in business combinations, and the subsequent evaluation of goodwill for impairment.

Loans Acquired in a Business Combination

Loans acquired in a business combination, such as the Company's acquisition of Severn, are recorded at estimated fair value on the date of acquisition without the carryover of the related allowance for loan losses. Purchased credit-impaired (PCI) loans are those for which there is evidence of credit deterioration since origination and for which it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments. When determining fair value, PCI loans were aggregated into pools of loans based on common risk characteristics as of the date of acquisition such as loan type, date of origination, and evidence of credit quality deterioration such as internal risk grades and past due and nonaccrual status. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the "nonaccretable difference," and is not recorded. Any excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable yield and is recognized as interest income over the remaining life of the loan when there is a reasonable expectation about the amount and timing of such cash flows. On a quarterly basis, the Company evaluates its estimate of cash flows expected to be collected. Estimates of cash flows for PCI loans require significant judgment. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses, while subsequent increases in cash flows may result in a reversal of post-acquisition provision for loan losses, or a transfer from nonaccretable difference to accretable yield that increases interest income over the remaining life of the loan or pool(s) of loans. Disposals of loans, which may include sale of loans to third parties, receipt of payments in full or part from the borrower or foreclosure of the collateral, result in removal of the loan from the PCI loan portfolio at its carrying amount.

PCI loans are not classified as nonperforming loans by the Company at the time they are acquired, regardless of whether they had been classified as nonperforming by the previous holder of such loans, and they will not be classified as nonperforming so long as, at quarterly re-estimation periods, we believe we will fully collect the new carrying value of the pools of loans.

Loans not designated PCI loans as of the acquisition date are designated purchased performing loans. The Company accounts for purchased performing loans using the contractual cash flows method of recognizing discount accretion based on the acquired loans' contractual cash flows. Purchased performing loans are recorded at fair value, including a credit discount. The fair value discount is accreted as an adjustment to yield over the estimated lives of the loans. There is no allowance for loan losses established at the acquisition date for purchased performing loans. A provision for loan losses may be required in future periods for any deterioration in these loans in future periods.

Investment Securities Available for Sale

Investment securities available for sale are stated at estimated fair value based on quoted prices. They represent those debt securities which management may sell as part of its asset/liability management strategy or which may be sold in response to changing interest rates, changes in prepayment risk or other similar factors. Realized gains and losses are recorded in noninterest income and are determined on a trade date basis using the specific identification method. Premiums and discounts are amortized or accreted into interest income using the interest method over the lives of the individual securities. Interest on investment securities is recognized in interest income on an accrual basis. Net unrealized holding gains and losses on these securities are reported as accumulated other comprehensive income, a separate component of stockholders' equity, net of related income taxes. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value and are reflected in earnings as realized losses. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrade of the security by a rating agency, a significant deterioration in the financial condition of the issuer, or a determination that management has the intent to sell the security or will be required to sell the security before recovery of its amortized cost.

Investment Securities Held to Maturity

Investment securities held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. The Company intends and has the ability to hold such securities until maturity. Declines in the fair value of individual held-to-maturity securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrade of the security by a rating agency, a significant deterioration in the financial condition of the issuer, or a determination that management has the intent to sell the security or will be required to sell the security before recovery of its amortized cost.

Equity Securities

Equity securities with readily determinable fair values are carried at fair value, with changes in fair value reported in net income. Any equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments. Restricted equity securities are carried at cost and are periodically evaluated for impairment based on the ultimate recovery of par value. The entirety of any impairment on equity securities is recognized in earnings.

Loans Held for Sale ("LHFS")

The Company has elected to carry its mortgage loans originated for sale at fair value. Fair value is determined based on outstanding investor commitments or, in the absence of such commitments, on current investor yield requirements or third-party pricing models. Fair value adjustments are recorded at each balance sheet date with the changes in fair value recognized in mortgage banking revenue in the Consolidated Statements of Income. Gains and losses on loan sales are determined based on the differential between a loan's carrying value and sales price and are recognized through mortgage-banking revenue in the Consolidated Statements of Income. LHFS are sold either with the mortgage servicing rights ("MSRs") released or retained by the Bank.

Mortgage Servicing Rights

When mortgage loans are sold with servicing retained, the MSRs are initially recorded at fair value with the income statement effect recorded in mortgage banking revenue. Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The Company measures servicing rights at fair value at each reporting date and records the changes in fair value of servicing assets in earnings in the period in which the changes occur. These gains or losses are included in mortgage banking revenue in the Consolidated Statements of Income. Servicing fee income is also recorded in the mortgage banking revenue line item.

Transfers of LHFS to Loans Held for Investment (LHFI)

The Company may, from time to time, transfer LHFS to LHFI. Transfers of LHFS to LHFI are accounted for in accordance with the underlying accounting applied to the loan prior to its transfer. For loans where the fair value option had been elected, the Company continues to account for the loan at fair value in the LHFI portfolio. Subsequent changes in the fair value of these loans are recorded in interest income. During the year ended December 31, 2022, the Company transferred LHFS accounted for under the fair value option totaling approximately $7.8 million from LHFS to LHFI There were no transfers between LHFS and LHFI during the year ended December 31, 2021.

Loans

Loans are stated at their principal amount outstanding net of any deferred fees, premiums, discounts and costs and net of any partial charge-offs. Interest income on loans is accrued at the contractual rate based on the principal amount outstanding. Fees charged and costs capitalized for originating loans are being amortized substantially on the interest method over the term of the loan. A loan is placed on nonaccrual (i.e., interest income is no longer accrued) when it is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more, unless the loan is well secured and in the process of collection. Any unpaid interest previously accrued on those loans is reversed from income. Interest payments received on nonaccrual loans are applied as a reduction of the loan principal balance unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is considered impaired if it is probable that the Company will not collect all principal and interest payments according to the loan's contractual terms when due. An impaired loan may show deficiencies in the borrower's overall financial condition, payment history, support available from financial guarantors and/or the fair market value of collateral. The impairment of a loan is measured at the present value of expected future cash flows using the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Generally, the Company measures impairment on such loans by reference to the fair value of the collateral or the present value of expected future cash flows. Once the amount of impairment has been determined, the uncollectible portion is charged off. Income on nonaccrual impaired loans is recognized on a cash basis, and payments are first applied against the principal balance outstanding (i.e., placing impaired loans on nonaccrual status). Generally, interest income is not recognized on impaired loans unless the likelihood of further loss is remote or the impairment analysis yielded no impairment for the loan. The allowance for credit losses may include specific reserves related to impaired loans. Specific reserves remain until charge offs are made. Reserves for probable credit losses related to these loans are based on historical loss ratios and an analysis of qualitative factors and are included in the formula portion of the allowance for credit losses. See additional discussion below under the section, "Allowance for Credit Losses".

A loan is considered a troubled debt restructuring ("TDR") if a borrower is experiencing financial difficulties and a creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses. Loans are identified to be restructured when signs of impairment arise such as borrower interest rate reduction request, slowness to pay, or when an inability to repay becomes evident. The terms being offered are evaluated to determine if they are more liberal than those that would be indicated by policy or industry standards for similar, untroubled credits. In those situations where the terms or the interest rates are considered to be more favorable than industry standards or the current underwriting guidelines of the Company's banking subsidiary, the loan is classified as a TDR. All loans designated as TDRs are considered impaired loans and may be on either accrual or nonaccrual status. In instances where the loan has been placed on nonaccrual status, six consecutive months of timely payments are required prior to returning the loan to accrual status.

All loans classified as TDRs which are restructured and accrue interest under revised terms require a full and comprehensive review of the borrower's financial condition, capacity for repayment, realistic assessment of collateral values, and the assessment of risk entered into any workout agreement. Current financial information on the borrower, guarantor, and underlying collateral is analyzed to determine if it supports the ultimate collection of principal and interest. For commercial loans, the cash flows are analyzed, both for the underlying project and globally. For consumer loans, updated salary, credit history and cash flow information is obtained. Current market conditions are also considered. Following a full analysis, the determination of the appropriate loan structure is made. The Company does not participate in any specific government or Company sponsored loan modification programs. All TDR loan agreements are contracts negotiated with each of the borrowers.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio as of the balance sheet date and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and geographical areas, including unemployment levels, and other pertinent factors, including regulatory guidance and general economic conditions and other observable data. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows or collateral value of impaired loans, estimated losses on pools of similar loans that are based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Loans, or portions thereof, that are considered uncollectible are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. The criteria for charge offs are addressed in the Bank's Collection and Workout Policy. Per the policy, the recognition of the loss of loans or portions of loans will occur when there is a reasonable probability of loss. When the amount of loss can be readily calculated, the loss will be recognized. In cases where a probable charge-off amount cannot be calculated, specific reserves will be maintained. A provision for credit losses is charged to income based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary.

The allowance for credit losses is an estimate of the probable losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) Topic 450, " *Contingencies* ", of the Financial Accounting Standards Board's Accounting Standards Codification ("ASC"), which requires that losses be accrued when they are probable of occurring and estimable; and (ii) ASC Topic 310, " *Receivables* ", which requires that losses be accrued based on the differences between the loan balance and the value of collateral, present value of future cash flows or values that are observable in the secondary market. Management uses many factors to estimate the inherent loss that may be present in our loan portfolio as discussed further below. Actual losses could differ significantly from management's estimates. In addition, GAAP itself may change from one previously acceptable method to another. Although the economics of transactions would be the same, the timing of events that would impact the transactions could change.

Three basic components comprise our allowance for credit losses: (i) the specific allowance; (ii) the historical formula allowance; and (iii) the qualitative formula allowance. Each component is determined based on estimates that can and do change when the actual events occur. The specific allowance is established against impaired loans based on our assessment of the losses that may be associated with the individual loans. The specific allowance remains until charge-offs are made or the metrics underlying the impairment calculation change. An impaired loan may show deficiencies in the borrower's overall financial condition, payment history, support available from financial guarantors and/or the fair market value of collateral.

The historical formula allowance is used to estimate the loss on internally risk-rated loans, exclusive of those identified as impaired. Loans are grouped by type (construction, residential real estate, commercial real estate, commercial or consumer) and similar risk characteristics. Each loan pool is assigned allowance factors based on management's estimate of the risk, complexity and size of individual loans within a particular category using average historical charge-offs by segment over the last 16 quarters. Loans identified as pass-watch, special mention, substandard, and doubtful are considered to have elevated credit risk. These loans are assigned higher allowance factors than favorably rated loans due to management's concerns regarding collectability or management's knowledge of particular elements regarding the borrower. The qualitative formula allowance captures losses that have impacted the portfolio but have yet to be recognized in either the specific or historical formula allowance. A pass-watch loan has adequate risk and may include loans which may have been upgraded from another higher risk category. A special mention loan has potential weaknesses that could result in a future loss to the Company if the weaknesses are realized. A substandard loan has certain deficiencies that could result in a future loss to the Company if these deficiencies are not corrected. A doubtful loan has enough risk that there is a high probability that the Company will sustain a loss.

The qualitative formula allowance is used to adjust the historical formula allowance to an amount that is reflective of the probable losses inherent in the loan portfolio. The qualitative formula allowance is established through the evaluation of various qualitative factors which are used to develop loss percentages that are applied to the identified pools of loans that are not individually evaluated for impairment. Management has significant discretion in making the adjustments inherent in the determination of the provision and allowance for credit losses, including the establishment of the allowance factors in the qualitative formula allowance component of the allowance. The establishment of the qualitative factors used in the qualitative formula allowance is a continuing exercise, based on management's ongoing assessment of the totality of all factors, including, but not limited to, delinquencies, loss history, effects of changes in lending policy, the experience and depth of management, national and local economic trends, concentrations of credit, the quality of the loan review system and the effect of other factors as deemed appropriate, and their impact on the portfolio. Allowance factors may change from period to period, resulting in an increase or decrease in the amount of the provision or allowance, based on the same volume and classification of loans. Changes in allowance factors will have a direct impact on the amount of the provision, and a corresponding effect on net income. Errors in management's perception and assessment of these factors and their impact on the portfolio could result in the allowance not being adequate to cover losses in the portfolio, and may result in additional provisions or charge-offs.

Premises and Equipment

Land is carried at cost and premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. Useful lives range from three to 10 years for furniture, fixtures and equipment; three to five years for computer hardware and data handling equipment; and 10 to 40 years for buildings and building improvements. Land improvements are amortized over a period of 15 years and leasehold improvements are amortized over the term of the respective lease. Maintenance and repairs are charged to expense as incurred, while improvements which extend the useful life of an asset are capitalized and depreciated over the estimated remaining life of the asset.

Long-lived assets are evaluated periodically for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of a long-lived asset are less than its carrying value. In that event, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset.

Mergers and Acquisitions

Business combinations are accounted for under ASC 805, Business Combinations, using the acquisition method of accounting. The acquisition method of accounting requires an acquirer to recognize the assets acquired and the liabilities assumed at the acquisition date measured at their fair values as of that date. To determine the fair values, the Company relies on internal or third-party valuations, such as appraisals, valuations based on discounted cash flow analyses, or other valuation techniques. Under the acquisition method of accounting, the Company identifies the acquirer and the closing date and applies applicable recognition principles and conditions. Acquisition-related costs are costs the Company incurs to effect a business combination. Those costs include advisory, legal, accounting, valuation, and other professional or consulting fees. Some other examples of costs to the Company include systems conversions, integration planning consultants and advertising costs. The Company accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received, with one exception. The costs to issue debt or equity securities is recognized in accordance with other applicable GAAP. These acquisition-related costs have been and will be included within the consolidated statements of income classified within the noninterest expenses caption.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. Goodwill and other intangible assets are initially required to be recorded at fair value. Determining fair value is subjective, requiring the use of estimates, assumptions and management judgment.

Goodwill is tested at least annually for impairment, usually during the fourth quarter, or on an interim basis if circumstances dictate. Intangible assets that have finite lives are amortized over their estimated useful lives and also are subject to impairment testing.

If the fair value of a reporting unit is less than book value, an expense may be required to write down the related goodwill to record an impairment loss. As of December 31, 2022, the Company had two operating segments the Community Banking segment and Mortgage Banking segment.

Other intangible assets consist of core deposit intangible assets arising from whole bank and branch acquisitions and are amortized using an accelerated method over their estimated useful lives, which range from 7 to 10 years.

During 2022 and 2021, goodwill and other intangible assets were subjected to assessments for impairment. No impairment charges were recognized in either year. Our assessment of goodwill concluded it was not more likely that not that the fair value of the Company's reporting units were less than their carrying amount.

Other Real Estate Owned

Other real estate owned represents assets acquired in satisfaction of loans either by foreclosure or deeds taken in lieu of foreclosure. Properties acquired are recorded at fair value less estimated selling costs at the time of acquisition, establishing a new cost basis. Thereafter, costs incurred to operate or carry the properties as well as reductions in value as determined by periodic appraisals are charged to operating expense. Gains and losses resulting from the final disposition of the properties are included in noninterest expense.

Borrowings

Short-term and long-term borrowings are comprised primarily of FHLB borrowings. The Company's short-term borrowings may also include advances on other lines of credit with correspondent banks or re-purchase agreements with customers. The repurchase agreements are securities sold to the Company's customers, at the customers' request, under a continuing "roll-over" contract that matures in one business day. The underlying securities sold are U.S. Government agency securities, which are segregated from the Company's other investment securities by its safekeeping agents.

Subordinated Debt

Subordinated debt is carried at its outstanding principal balance, net of any unamortized issuance costs. For additional information on the Company's subordinated debt, refer to Note 12 of the Consolidated Financial Statements.

Income Taxes

The Company and its subsidiary file a consolidated federal income tax return. The Company accounts for income taxes using the liability method in accordance with required accounting guidance. Under this method, deferred tax assets and liabilities are determined by applying the applicable federal and state income tax rates to cumulative temporary differences. These temporary differences represent differences between financial statement carrying amounts and the corresponding tax bases of certain assets and liabilities. Deferred taxes result from such temporary differences.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent on the generation of a sufficient level of future taxable income, recoverable taxes paid in prior years and tax planning strategies. The Company evaluates all positive and negative evidence before determining if a valuation allowance is deemed necessary regarding the realization of deferred tax assets.

The Company recognizes accrued interest and penalties as a component of tax expense.

The provision for income taxes includes the impact of reserve provisions and changes in the reserves that are considered appropriate as well as the related net interest and penalties. In addition, the Company is subject to the continuous examination of its income tax returns by the IRS and other tax authorities which may assert assessments against the Company. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations and assessments to determine the adequacy of its provision for income taxes. The Company remains subject to examination for tax years ending on or after December 31, 2019.

Derivative Financial Instruments and Hedging

We account for derivatives in accordance with FASB literature on accounting for derivative instruments and hedging activities. When we enter into a derivative contract, we designate the derivative as held for trading, an economic hedge, or a qualifying hedge as detailed in the literature. The designation may change based upon management's reassessment or changing circumstances. Derivatives utilized by the Company include interest rate lock commitments ("IRLC") or ("IRLCs") and forward settlement contracts. IRLCs occur when we originate mortgage loans with interest rates determined prior to funding. Forward settlement contracts are agreements to buy or sell a quantity of a financial instrument, index, currency, or commodity at a predetermined future date, rate, or price.

We designate at inception whether a derivative contract is considered hedging or non-hedging. All of our derivatives are nonexchange traded contracts, and as such, their fair value is based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques for which the determination of fair value may require significant management judgement or estimation.

For qualifying hedges, we formally document at inception all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking various accounting hedges. We primarily utilize derivatives to manage interest rate sensitivity.,

At December 31, 2022 and 2021 we did not have any designated hedges.

Basic and Diluted Earnings Per Common Share

Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted-average number of common shares outstanding and does not include the effect of any potentially dilutive common stock equivalents. Included in this calculation due to dividend participation rights are restricted stock awards which have been granted. Diluted earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding, adjusted for the effect of any potentially dilutive common stock equivalents.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Cash and Cash Equivalents

Cash and due from banks, interest-bearing deposits with other banks and federal funds sold are considered "cash and cash equivalents" for financial reporting purposes. Certain interest-bearing deposits with banks may exceed balances that are recoverable under Federal Deposit Insurance ("FDIC") insurance. Balances in excess of FDIC insurance at December 31, 2022 were approximately $1.8 million.

Share-Based Compensation

The Company may grant share-based compensation to employees and non-employee directors in the form of restricted stock, restricted stock units and stock options. The fair value of restricted stock is determined based on the closing price of the Parent's common stock on the date of grant. The Company recognizes compensation expense related to restricted stock on a straight-line basis over the vesting period for service-based awards. The fair value of RSUs is initially valued based on the closing price of the Parent's common stock on the date of grant and is amortized in the statement of income over the vesting period. The RSUs are subsequently remeasured in each reporting period until settlement based on the quantity of awards for which it is probable that the performance conditions will be achieved. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model and related assumptions. The Company uses historical data to predict option exercise and employee termination behavior. Expected volatilities are based on the historical volatility of the Parent's common stock. The expected term of options granted is derived from actual historical exercise activity and represents the period of time that options granted are expected to be outstanding. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant based on the expected life of the option. The dividend yield is equal to the dividend yield of the Parent's common stock at the time of grant. Expense related to stock options is recorded in the statements of income as a component of salaries and benefits for employees and as a component of other noninterest expense for non-employee directors, with a corresponding increase to capital surplus in shareholders' equity.

Fair Value

The Company measures certain financial assets and liabilities at fair value and also makes disclosures about certain financial instruments that are not measured at fair value in the Consolidated Balance Sheets. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value estimates involve uncertainties and matters of significant judgement regarding interest rates, credit risk, and other factors, particularly in the absence of broad markets for specific terms. Changes in assumptions or in market conditions could significantly affect these estimates. See Note 22 for a further discussion of fair value.

Advertising Costs

Advertising costs are generally expensed as incurred. The Company incurred advertising costs of approximately $898 thousand for the year ended December 31, 2022 and $339 thousand for the year ended December 31, 2021.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) consists of unrealized gains and losses on available-for-sale securities net of any gains recognized from the sale of available-for-sale securities. There were no reclassifications from accumulated other comprehensive income in 2022 and 2021.

Recent Accounting Standards and Other Authoritative Guidance

ASU No. 2016-13 During June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." The ASU, as amended, requires an entity to measure expected credit losses for financial assets carried at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts. Among other things, the ASU also amended the impairment model for available for sale securities and addressed purchased financial assets with deterioration. The Company adopted ASU 2016-13 as of January 1, 2023 in accordance with the required implementation date. Transition adjustments during the first quarter of 2023, will primarily include increases in the allowance for credit losses on loans and the reserve for credit losses on unfunded commitments to extend credit as well as a reduction of total equity, net of taxes. This reduction of equity capital may, at the Company's election, be phased-in over a three-year period in accordance with regulatory guidelines. The final cumulative effect of the transition adjustments remains subject to completion by the Company but is estimated to reduce opening retained earnings in January 1, 2023 by a reasonable range of $7 million to $9 million. Subsequent to adoption, the Company will record adjustments to its allowance and reserve for unfunded commitments by recognizing a provision for credit losses in the consolidated statements of income.

The Company is utilizing a third-party model to tabulate its estimate of current expected credit losses, using a DCF methodology. In accordance with ASC 326, the Company has segmented its loan portfolio based on similar risk characteristics which included types of collateral, use, lien position, secured and unsecured lending, purchased portfolios and risk rating. The Company primarily utilizes a published unemployment rate forecast in its reasonable and supportable forecasting of current expected credit losses. To further adjust the allowance for credit losses for expected losses not already included within the quantitative component of the calculation, the Company may consider the following qualitative adjustment factors: underwriting standards, national, regional and local economic conditions, experience and depth of lending staff, past due loans, the strength of the credit review function, the value of underlying collateral, concentrations of credit, and other factors as deemed appropriate by management. The Company's CECL implementation process was overseen by a CECL Implementation Committee and included an assessment of data availability and gap analysis, data collection, consideration and analysis of multiple loss estimation methodologies, an assessment of relevant qualitative factors and correlation analysis of multiple potential loss drivers and their impact on the Company's historical loss experience. During 2022, the Company calculated its current expected credit losses model in parallel to its incurred loss model in order to further refine the methodology and model. In addition, the Company engaged a third-party audit firm to perform a comprehensive model validation.

Effective November 25, 2019, the SEC adopted Staff Accounting Bulletin (SAB) 119. SAB 119 updated portions of SEC interpretative guidance to align with FASB ASC 326, "Financial Instruments – Credit Losses." It covers topics including (1) measuring current expected credit losses; (2) development, governance, and documentation of a systematic methodology; (3) documenting the results of a systematic methodology; and (4) validating a systematic methodology.

ASU No. 2022-02 – In March 2022, the (FASB) issued (ASU) No. 2022-02, "Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures." ASU 2022-02 addresses areas identified by the FASB as part of its post-implementation review of the credit losses standard (ASU 2016-13) that introduced the CECL model. The amendments eliminate the accounting guidance for troubled debt restructurings by creditors that have adopted the CECL model and enhance the disclosure requirements for loan refinancing's and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require a public business entity to disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. The amendments in this ASU should be applied prospectively, except for the transition method related to the recognition and measurement of troubled debt restructurings (TDR), an entity has the option to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. For entities that have adopted ASU 2016-13, ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently assessing the impact that ASU 2022-02 will have on its consolidated financial statements.

ASU No. 2022-03 - In June 2022, the (FASB) issued (ASU) No. 2022-03, "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions". ASU 2022-03 clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The ASU is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted. The Company does not expect the adoption of ASU 2022-03 to have a material impact on its consolidated financial statements.

ASU No. 2020-04 – In March 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-04 "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference the London Inter-bank Offered Rate ("LIBOR") or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. Subsequently, in January 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2021-01 "Reference Rate Reform (Topic 848): Scope." This ASU clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The ASU also amends the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and to tailor the existing guidance to derivative instruments affected by the discounting transition. An entity may elect to apply ASU No. 2021-01 on contract modifications that change the interest rate used for margining, discounting, or contract price alignment retrospectively as of any date from the beginning of the interim period that includes March 12, 2020, or prospectively to new modifications from any date within the interim period that includes or is subsequent to January 7, 2021, up to the date that financial statements are available to be issued. An entity may elect to apply ASU No. 2021-01 to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020, and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. At present, the Bank has limited exposure to LIBOR based pricing. LIBOR based loans only comprise 16 loans or 3.1% of the loan portfolio. The Bank is confident it can successfully negotiate a migration to the Secured Overnight Financing Rate ("SOFR") between now and the implementation date. The Bank will notify customers within 120 days prior to migration to SOFR. The Bank acknowledges the replacement rate will be more volatile based on different countries migrating to different indexes and limited liquidity to support the rate. The Bank further acknowledges the volatility will be greatly influenced by the support provided by the Federal Reserve. The Company is assessing ASU 2020-04 and its impact on the Company's transition away from LIBOR for its loan and other financial instruments.

NOTE 2. BUSINESS COMBINATION

On October 31, 2021 ("Acquisition Date"), the Company completed the acquisition of Severn Bancorp, Inc. ("Severn"), a Maryland charted commercial bank, in accordance with the definitive agreement that was entered into on March 3, 2021, by and among the Company and Severn. The primary reasons for the Company to acquire Severn were to access and deploy excess capital and deposits into a high growth market, while also enhancing scale to drive efficiency and profitability. Additionally, this transaction is expected to enhance the Company's competitive position in the Columbia/Baltimore/Towson MSA, while filling in our market footprint. In connection with the completion of the merger, former Severn shareholders received 0.6207 shares of Shore common stock and $1.59 in cash for each share of Severn common stock. Based on the $18.48 per share closing price of the Company's common stock on October 29, 2021 and including the fair value of options cashed-out, the total transaction value was approximately $169.8 million. Upon completion of the acquisition, Shore shareholders owned approximately 59.6% of the combined company, and former Severn shareholders owned approximately 40.4%.

As of October 31, 2021, Severn, headquartered in Annapolis, MD, had more than $1.1 billion in assets and operated 7 full-service community banking offices throughout Anne Arundel County, Maryland.

The acquisition of Severn was accounted for as a business combination using the acquisition method of accounting and, accordingly, assets acquired, liabilities assumed, and consideration paid are recorded at estimated fair values on the Acquisition Date. The provisional amount of goodwill recognized as of the Acquisition Date was approximately $45.9 million. The Company kept the measurement of goodwill open for any additional adjustments to the fair value of certain accounts. The measurement period was closed within the first 12 months following the acquisition date. Adjustments to the provisional amount of goodwill recognized as of the Acquisition Date are detailed below. The goodwill is not expected to be deductible for tax purposes.

The consideration paid for Severn's common equity and outstanding stock options and the fair values of acquired identifiable assets and assumed identifiable liabilities as of the Acquisition Date were as follows:

(In thousands, except per share data)		
Purchase Price Consideration:		
Fair value of common shares issued (8,053,088 shares) based on Shore Bancshares, Inc. share price of $18.48	$	148,821
Cash consideration		20,631
Cash paid for cash-out Severn stock options		310
Cash for fractional shares		3
Total purchase price	$	169,765
Identifiable assets:		
Cash and cash equivalents	$	326,725
Total securities		146,292
Loans held for sale		9,613
Loans, net (1)		584,776
Premises and equipment, net		24,768
Other real estate owned		329
Core deposit intangible asset		6,550
Other assets (1)		20,319
Total identifiable assets	$	1,119,372
Identifiable liabilities:		
Deposits	$	955,288
Total debt		28,341
Other liabilities		11,727
Total identifiable liabilities	$	995,356
Fair value of net assets acquired including identifiable intangible assets		124,016
Resulting goodwill (1)	$	45,749

(1) Includes the effect of measurement period adjustments recorded during 2022 and reconciled in the table below. Measurement period adjustments included adjustments related to loan validations and the final accounting for the income taxes of Severn.

Goodwill at December 31, 2021	$	45,904
Effect of measurement period adjustments to:		
Loans, net		(192)
Other assets		37
Goodwill at December 31, 2022	$	45,749

Acquired loans

The following table outlines the contractually required payments receivable, cash flows we expect to receive, and the accretable yield for all Severn PCI loans as of the acquisition date.

Contractually required payments receivable	$	46,833
Nonaccretable difference		(3,364)
Cash flows expected to be collected		43,469
Accretable yield		(5,667)
Fair value	$	37,802

The Company recorded all loans acquired at the estimated fair value on the acquisition date with no carryover of the related allowance for loan losses.

The Company determined the net discounted value of cash flows on gross loans totaling $593.3 million, including 1,306 performing loans and 162 PCI loans. The valuation took into consideration the loans' underlying characteristics, including account types, remaining terms, annual interest rates, interest types, past delinquencies, timing of principal and interest payments, current market rates, loan-to-loan value ratios, loss exposures, and remaining balances. These performing loans were segregated into pools based on loan and payment type. The effect of the valuation process was a total net discount of $8.7 million at acquisition.

NOTE 3. INVESTMENT SECURITIES

The following table provides information on the amortized cost and estimated fair values of investment securities at December 31.

(Dollars in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value	
Available-for-sale securities:								
December 31, 2022								
U.S. Government agencies	$	**21,798**	$	**5**	$	**3,625**	$	**18,178**
Mortgage-backed		**72,183**		**2**		**8,666**		**63,519**
Otherd debt securities		**2,018**		**—**		**128**		**1,890**
Total	$	**95,999**	$	**7**	$	**12,419**	$	**83,587**
December 31, 2021								
U.S. Government agencies	$	22,932	$	7	$	634	$	22,305
Mortgage-backed		91,948		1,318		629		92,637
Other debt securities		2,026		14		—		2,040
Total	$	116,906	$	1,339	$	1,263	$	116,982

No available for sale securities were sold during 2022 and 2021.

(Dollars in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value	
Held-to-maturity securities:								
December 31, 2022								
U.S. Government agencies	$	**148,097**	$	**—**	$	**13,601**	$	**134,496**
Mortgage-backed		**398,884**		**—**		**50,464**		**348,420**
States and political subdivisions		**1,474**		**35**		**28**		**1,481**
Other debt securities		**11,000**		**—**		**770**		**10,230**
Total	$	**559,455**	$	**35**	$	**64,863**	$	**494,627**
December 31, 2021								
U.S. Government agencies	$	87,072	$	20	$	1,231	$	85,861
Mortgage-backed		302,604		301		2,248		300,657
States and political subdivisions		400		2		—		402
Other debt securities		14,518		95		9		14,604
Total	$	404,594	$	418	$	3,488	$	401,524

Equity securities with an aggregate fair value of $1.2 million at December 31, 2022 and $1.4 million at December 31, 2021 are presented separately on the balance sheet. The fair value adjustment recorded through earnings totaled $(157) thousand for 2022 and $(40) thousand for 2021, respectively.

The following table provides information about gross unrealized losses and fair value by length of time that the individual securities have been in a continuous unrealized loss position at December 31.

(Dollars in thousands)	Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	More than 12 Months Fair Value	More than 12 Months Unrealized Losses	Total Fair Value	Total Unrealized Losses
December 31, 2022						
Available-for-sale securities:						
U.S. Government agencies	$ 1,165	$ 4	$ 16,585	$ 3,588	$ 17,750	$ 3,592
Mortgage-backed	29,125	2,409	34,167	6,290	63,292	8,699
Other debt securities	1,890	128	—	—	1,890	128
Total	$ 32,180	$ 2,541	$ 50,752	$ 9,878	$ 82,932	$ 12,419
Held-to-maturity securities:						
U.S. Government agencies	$ 67,332	$ 2,786	$ 67,163	$ 10,815	$ 134,495	$ 13,601
Mortgage-backed	148,771	9,402	199,649	41,062	348,420	50,464
States and political subdivisions	780	28	—	—	780	28
Other debt securities	8,091	409	2,139	361	10,230	770
Total	$ 224,974	$ 12,625	$ 268,951	$ 52,238	$ 493,925	$ 64,863

(Dollars in thousands)	Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	More than 12 Months Fair Value	More than 12 Months Unrealized Losses	Total Fair Value	Total Unrealized Losses
December 31, 2021						
Available-for-sale securities:						
U.S. Government agencies	$ 1,561	$ 1	$ 17,368	$ 633	$ 18,929	$ 634
Mortgage-backed	39,851	593	3,562	36	43,413	629
Total	$ 41,412	$ 594	$ 20,930	$ 669	$ 62,342	$ 1,263
Held-to-maturity securities:						
U.S. Government agencies	$ 64,268	$ 1,005	$ 11,719	$ 226	$ 75,987	$ 1,231
Mortgage-backed	226,918	1,836	14,564	412	241,482	2,248
Other debt securities	491	9	—	—	491	9
Total	$ 291,677	$ 2,850	$ 26,283	$ 638	$ 317,960	$ 3,488

All of the securities with unrealized losses in the portfolio have modest duration risk, low credit risk, and minimal losses when compared to total amortized cost. The unrealized losses on debt securities that exist are the result of market changes in interest rates since original purchase and are not related to credit concerns. Because the Company does not intend to sell these securities and it is not more likely than not that the Company will be required to sell these securities before recovery of their amortized cost bases, which may be at maturity for debt securities, the Company considers the unrealized losses to be temporary. There were a hundred and sixteen available-for-sale securities and a hundred and ninety two held to maturity securities in an unrealized loss position at December 31, 2022. There were thirty-five available-for-sale securities and a hundred and fourteen held to maturity securities in an unrealized loss position at December 31, 2021.

The following table provides information on the amortized cost and estimated fair values of investment securities by maturity date at December 31, 2022.

(Dollars in thousands)	Available for sale Amortized Cost	Available for sale Fair Value	Held to maturity Amortized Cost	Held to maturity Fair Value
Due in one year or less	$ 75	$ 74	$ 2,117	$ 2,076
Due after one year through five years	6,658	6,351	108,632	101,165
Due after five years through ten years	42,689	37,856	73,054	66,502
Due after ten years	46,577	39,306	375,652	324,884
Total	$ 95,999	$ 83,587	$ 559,455	$ 494,627

The maturity dates for debt securities are determined using contractual maturity dates.

The following table sets forth the amortized cost and estimated fair values of securities which have been pledged as collateral for obligations to federal, state and local government agencies, and other purposes as required or permitted by law, or sold under agreements to repurchase at December 31, 2022 and 2021.

| | 2022 | | 2021 | |
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
(Dollars in thousands)				
Pledged available-for-sale securities	$ 83,288	72,108	$ 78,522	$ 78,352
Pledged held to maturity securities	19,158	16,305	913	915

There were no obligations of states or political subdivisions with carrying values, as to any issuer, exceeding 10% of stockholders' equity at December 31, 2022 or 2021.

NOTE 4. LOANS AND ALLOWANCE FOR CREDIT LOSSES

The Company makes residential mortgage, commercial and consumer loans to customers primarily in Anne Arundel County, Baltimore City, Baltimore County, Howard County, Kent County, Queen Anne's County, Caroline County, Talbot County, Dorchester County and Worcester County in Maryland, Kent and Sussex County, Delaware and in Accomack County, Virginia. The following table provides information about the principal classes of the loan portfolio at December 31.

(Dollars in thousands)	2022	2021
Construction	$ 246,319	$ 239,353
Residential real estate	810,497	654,769
Commercial real estate	1,065,409	896,229
Commercial	147,856	203,377
Consumer	286,026	125,447
Total loans [1]	2,556,107	2,119,175
Allowance for credit losses	(16,643)	(13,944)
Total loans, net	$ 2,539,464	$ 2,105,231

(1) Includes net origination costs totaling $1.4 million and $1.2 million as of December 31, 2022 and 2021, respectively.

In the normal course of banking business, loans are made to officers and directors and their affiliated interests. These loans are made on substantially the same terms and conditions as those prevailing at the time for comparable transactions with persons who are not related to the Company and are not considered to involve more than the normal risk of collectability. As of December 31, 2022 and 2021, such loans outstanding, both direct and indirect (including guarantees), to directors, their associates and policy-making officers, totaled approximately $24.1 million and $18.7 million, respectively. During 2022 and 2021, loan additions were approximately $7.6 million and $16.5 million of which $15.4 million were due to the acquisition of Severn and loan repayments were approximately $2.2 million and $1.5 million, respectively.

At December 31, 2022 and December 31, 2021 included in total loans were $22.9 million and $39.9 million in loans, respectively, acquired as part of the 2017 NWBI branch acquisition. These balances are presented net of the related discount which totaled $298 thousand at December 31, 2022 and $516 thousand at December 31, 2021. At December 31, 2022 and December 31, 2021 included in total loans were $372.2 million and $553.0 million in loans, acquired as part of the acquisition of Severn. These balances are presented net of the related discount which totaled $6.7 million at December 31, 2022 and $8.4 million at December 31, 2021.

The following table provides information about all loans acquired from Severn.

| (Dollars in thousands) | December 31, 2022 | | |
	Acquired Loans - Purchased Credit Impaired	Acquired Loans - Purchased Performing	Acquired Loans - Total
Outstanding principal balance	$ 29,620	$ 349,262	$ 378,882
Carrying amount			
Construction	$ 650	$ 18,761	$ 19,411
Residential real estate	13,956	116,118	130,074
Commercial real estate	11,866	174,278	186,144
Commercial	156	35,687	35,843
Consumer	14	697	711
Total loans	$ 26,642	$ 345,541	$ 372,183

| (Dollars in thousands) | December 31, 2021 | | |
	Acquired Loans - Purchased Credit Impaired	Acquired Loans - Purchased Performing	Acquired Loans - Total
Outstanding principal balance	$ 36,943	$ 524,474	$ 561,417
Carrying amount			
Construction	$ 2,379	$ 91,823	$ 94,202
Residential real estate	17,326	167,580	184,906
Commercial real estate	13,594	202,819	216,413
Commercial	321	56,200	56,521
Consumer	30	921	951
Total loans	$ 33,650	$ 519,343	$ 552,993

The following table presents a summary of the change in the accretable yield on PCI loans acquired from Severn.

(Dollars in thousands)	For the Year Ended December 31, 2022
Accretable yield, beginning of period	$ 5,367
Accretion	(1,603)
Reclassification of nonaccretable difference due to improvement in expected cash flows	469
Other changes, net	506
Accretable yield, end of period	$ 4,739

In April 2020, the Company began its participation in the Paycheck Protection Program ("PPP") and continued participation in the Program through its expiration in 2021. As of December 31, 2022, the Company held PPP loans with a total outstanding balance of $187 thousand. As of December 31, 2021, the Company held PPP loans with a total outstanding balance of $27.6 million, of which $9.2 million was acquired from Severn, which are included in the commercial loan segment in the table above. As compensation for originating the loans, the Company received lender processing fees from the SBA, which were deferred, along with the related loan origination costs. The net fees associated with the PPP loans have been accreted to interest income over the remaining contractual lives of the loans, with any unrecognized fees recorded in interest income upon forgiveness and repayment by the SBA.

At December 31, 2022, the Bank was servicing $343.8 million in loans for the Federal National Mortgage Association and $74.1 million in loans for the Federal Home Loan Mortgage Corporation.

In the normal course of banking business, risks related to specific loan categories are as follows:

Construction loans – Construction loans are offered primarily to builders and individuals to finance the construction of single-family dwellings. In addition, the Bank periodically finances the construction of commercial projects. Credit risk factors include the borrower's ability to successfully complete the construction on time and within budget, changing market conditions which could affect the value and marketability of projects, changes in the borrower's ability or willingness to repay the loan and potentially rising interest rates which can impact both the borrower's ability to repay and the collateral value.

Residential real estate – Residential real estate loans are typically made to consumers and are secured by residential real estate. Credit risk arises from the borrower's continuing financial stability, which can be adversely impacted by job loss, divorce, illness, or personal bankruptcy, among other factors. Also impacting credit risk would be a shortfall in the value of the residential real estate in relation to the outstanding loan balance in the event of a default or subsequent liquidation of the real estate collateral.

Commercial real estate – Commercial real estate loans consist of both loans secured by owner occupied properties and non-owner occupied properties where an established banking relationship exists and involves investment properties for warehouse, retail, and office space with a history of occupancy and cash flow. These loans are subject to adverse changes in the local economy and commercial real estate markets. Credit risk associated with owner occupied properties arises from the borrower's financial stability and the ability of the borrower and the business to repay the loan. Non-owner occupied properties carry the risk of a tenant's deteriorating credit strength, lease expirations in soft markets and sustained vacancies which can adversely impact cash flow.

Commercial – Commercial loans are secured or unsecured loans for business purposes. Loans are typically secured by accounts receivable, inventory, equipment and/or other assets of the business. Credit risk arises from the successful operation of the business which may be affected by competition, rising interest rates, regulatory changes and adverse conditions in the local and regional economy.

Consumer – Consumer loans include home equity loans and lines, installment loans and personal lines of credit. Credit risk is similar to residential real estate loans above as it is subject to the borrower's continuing financial stability and the value of the collateral securing the loan.

The following tables include impairment information relating to loans and the allowance for credit losses for the years ended December 31.

(Dollars in thousands)	Construction	Residential real estate	Commercial real estate	Commercial	Consumer	Total
December 31, 2022						
Loans individually evaluated for impairment	$ 331	$ 5,081	$ 2,540	$ 174	$ 28	$ 8,154
Loans collectively evaluated for impairment	236,901	791,460	1,051,003	147,526	285,984	2,512,874
Acquired loans - PCI	650	13,956	11,866	156	14	26,642
Total loans [1]	$ 237,882	$ 810,497	$ 1,065,409	$ 147,856	$ 286,026	$ 2,547,670
Allowance for credit losses allocated to:						
Loans individually evaluated for impairment	$ —	$ 127	$ —	$ —	$ —	$ 127
Loans collectively evaluated for impairment	2,973	2,495	4,899	1,652	4,497	16,516
Total allowance	$ 2,973	$ 2,622	$ 4,899	$ 1,652	$ 4,497	$ 16,643

(1) Excludes loans measured at fair value of $8.4 million at December 31, 2022.

(Dollars in thousands)	Construction	Residential real estate	Commercial real estate	Commercial	Consumer	Total
December 31, 2021						
Loans individually evaluated for impairment	$ 321	$ 3,717	$ 3,833	$ 226	$ —	$ 8,097
Loans collectively evaluated for impairment	236,653	633,726	878,802	202,830	125,417	2,077,428
Acquired loans - PCI	2,379	17,326	13,594	321	30	33,650
Total loans	$ 239,353	$ 654,769	$ 896,229	$ 203,377	$ 125,447	$ 2,119,175
Allowance for credit losses allocated to:						
Loans individually evaluated for impairment	$ —	$ 172	$ 1	$ —	$ —	$ 173
Loans collectively evaluated for impairment	2,454	2,686	4,597	2,070	1,964	13,771
Acquired loans - PCI	—	—	—	—	—	—
Total allowance	$ 2,454	$ 2,858	$ 4,598	$ 2,070	$ 1,964	$ 13,944

The allowance for loan losses was 0.65% of total loans and 0.65% when excluding PPP loans, at December 31, 2022 compared to 0.66% and 0.67% at December 31, 2021.

The following tables provide information on impaired loans and any related allowance by loan class as of December 31. The difference between the unpaid principal balance and the recorded investment is the amount of partial charge-offs that have been taken and interest paid on nonaccrual loans that has been applied to principal.

(Dollars in thousands)	Unpaid principal balance		Recorded investment with no allowance		Recorded investment with an allowance		Related allowance		Year-to-date average recorded investment		Interest income recognized	
December 31, 2022												
Impaired nonaccrual loans:												
Construction	$	297	$	297	$	—	$	—	$	309	$	—
Residential real estate		1,363		1,259		—		—		1,661		—
Commercial real estate		159		150		—		—		604		—
Commercial		359		174		—		—		227		—
Consumer		29		28		—		—		43		—
Total	$	2,207	$	1,908	$	—	$	—	$	2,844	$	—
Impaired accruing TDRs:												
Construction	$	10	$	10	$	—	$	—	$	16	$	1
Residential real estate		2,849		1,176		1,539		127		2,979		108
Commercial real estate		1,680		1,680		—		—		2,095		56
Commercial		—		—		—		—		—		—
Consumer		—		—		—		—		5		—
Total	$	4,539	$	2,866	$	1,539	$	127	$	5,095	$	165
Other impaired accruing loans:												
Construction	$	24	$	24	$	—	$	—	$	215	$	6
Residential real estate		1,107		1,107		—		—		474		3
Commercial real estate		710		710		—		—		553		30
Commercial		—		—		—		—		51		1
Consumer		—		—		—		—		15		—
Total	$	1,841	$	1,841	$	—	$	—	$	1,308	$	40
Total impaired loans:												
Construction	$	331	$	331	$	—	$	—	$	540	$	7
Residential real estate		5,319		3,542		1,539		127		5,114		111
Commercial real estate		2,549		2,540		—		—		3,252		86
Commercial		359		174		—		—		278		1
Consumer		29		28		—		—		63		—
Total	$	8,587	$	6,615	$	1,539	$	127	$	9,247	$	205

(Dollars in thousands)	Unpaid principal balance		Recorded investment with no allowance		Recorded investment with an allowance		Related allowance		Year-to-date average recorded investment		Interest income recognized	
December 31, 2021												
Impaired nonaccrual loans:												
Construction	$	297	$	297	$	—	$	—	$	297	$	—
Residential real estate		882		803		—		—		1,095		—
Commercial real estate		994		606		—		—		2,122		—
Commercial		380		216		—		—		242		—
Consumer		—		—		—		—		9		—
Total	$	2,553	$	1,922	$	—	$	—	$	3,765	$	—
Impaired accruing TDRs:												
Construction	$	24	$	24	$	—	$	—	$	30	$	3
Residential real estate		2,965		475		2,361		172		3,150		146
Commercial real estate		2,807		2,352		455		1		2,952		87
Commercial		—		—		—		—		—		—
Consumer		—		—		—		—		—		—
Total	$	5,796	$	2,851	$	2,816	$	173	$	6,132	$	236
Other impaired accruing loans:												
Construction	$	—	$	—	$	—	$	—	$	—	$	—
Residential real estate		78		78		—		—		465		21
Commercial real estate		420		420		—		—		470		17
Commercial		10		10		—		—		13		—
Consumer		—		—		—		—		—		—
Total	$	508	$	508	$	—	$	—	$	948	$	38
Total impaired loans:												
Construction	$	321	$	321	$	—	$	—	$	327	$	3
Residential real estate		3,925		1,356		2,361		172		4,710		167
Commercial real estate		4,221		3,378		455		1		5,544		104
Commercial		390		226		—		—		255		—
Consumer		—		—		—		—		9		—
Total	$	8,857	$	5,281	$	2,816	$	173	$	10,845	$	274

The following tables provide a roll-forward for troubled debt restructurings as of and for the years ended December 31.

(Dollars in thousands)	1/1/2022 TDR Balance	New TDRs	Disbursements (Payments)	Charge-offs	Reclassifications/ Transfer In/(Out)	Payoffs	12/31/2022 TDR Balance	Related Allowance
For the Year Ended December 31, 2022								
Accruing TDRs								
Construction	$ 24	$ —	$ (14)	$ —	$ —	$ —	$ 10	$ —
Residential real estate	2,836	—	(100)	—	(20)	(1)	2,715	127
Commercial real estate	2,807	—	(180)	—	—	(947)	1,680	—
Commercial	—	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—	—
Total	$ 5,667	$ —	$ (294)	$ —	$ (20)	$ (948)	$ 4,405	$ 127
Nonaccrual TDRs								
Construction	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential real estate	—	—	(6)	—	20	—	14	—
Commercial real estate	—	—	—	—	—	—	—	—
Commercial	216	—	(46)	—	—	—	170	—
Consumer	—	—	—	—	—	—	—	—
Total	$ 216	$ —	$ (52)	$ —	$ 20	$ —	$ 184	$ —
Total	$ 5,883	$ —	$ (346)	$ —	$ —	$ (948)	$ 4,589	$ 127

(Dollars in thousands)	1/1/2021 TDR Balance	New TDRs	Disbursements (Payments)	Charge-offs	Reclassifications/ Transfer In/(Out)	Payoffs	12/31/2021 TDR Balance	Related Allowance
For the Year Ended December 31, 2021								
Accruing TDRs								
Construction	$ 34	$ —	$ (10)	$ —	$ —	$ —	$ 24	$ —
Residential real estate	3,845	—	(109)	—	—	(900)	2,836	172
Commercial real estate	3,118	—	(311)	—	—	—	2,807	1
Commercial	—	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—	—
Total	$ 6,997	$ —	$ (430)	$ —	$ —	$ (900)	$ 5,667	$ 173
Nonaccrual TDRs								
Construction	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential real estate	—	—	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—	—	—
Commercial	258	—	(42)	—	—	—	216	—
Consumer	—	—	—	—	—	—	—	—
Total	$ 258	$ —	$ (42)	$ —	$ —	$ —	$ 216	$ —
Total	$ 7,255	$ —	$ (472)	$ —	$ —	$ (900)	$ 5,883	$ 173

There were no TDRs which subsequently defaulted within 12 months of modification for the years ended December 31, 2022 and 2021. Generally, a loan is considered in default when principal or interest is past due 90 days or more, the loan is placed on nonaccrual, the loan is charged off, or there is a transfer to OREO or repossessed assets.

Management uses risk ratings as part of its monitoring of the credit quality in the Company's loan portfolio. Loans that are identified as special mention, substandard or doubtful are adversely rated. These loans and the pass/watch loans are assigned higher qualitative factors than favorably rated loans in the calculation of the formula portion of the allowance for credit losses. At December 31, 2022, there were no nonaccrual loans classified as special mention or doubtful and $1.9 million of nonaccrual loans were classified as substandard. Similarly, at December 31, 2021, there were no nonaccrual loans classified as special mention or doubtful and $2.0 million of nonaccrual loans were classified as substandard.

The following tables provide information on loan risk ratings at December 31.

(Dollars in thousands)	Pass/Performing (1)	Pass/Watch	Special Mention	Substandard	Doubtful	PCI	Total
December 31, 2022							
Construction	$ 231,160	$ 14,212	$ —	$ 297	$ —	$ 650	$ 246,319
Residential real estate	761,405	32,467	1,239	1,430	—	13,956	810,497
Commercial real estate	929,501	121,711	1,814	517	—	11,866	1,065,409
Commercial	131,084	15,958	484	174	—	156	147,856
Consumer	285,786	196	2	28	—	14	286,026
Total	$ 2,338,936	$ 184,544	$ 3,539	$ 2,446	$ —	$ 26,642	$ 2,556,107

(1) Includes loans measured at fair value of $8.4 million at December 31, 2022.

(Dollars in thousands)	Pass/Performing	Pass/Watch	Special Mention	Substandard	Doubtful	PCI	Total
December 31, 2021							
Construction	$ 210,287	$ 24,513	$ 1,877	$ 297	$ —	$ 2,379	$ 239,353
Residential real estate	596,694	38,309	1,539	901	—	17,326	654,769
Commercial real estate	724,561	151,209	4,535	2,330	—	13,594	896,229
Commercial	186,176	16,654	—	226	—	321	203,377
Consumer	125,200	215	—	2	—	30	125,447
Total	$ 1,842,918	$ 230,900	$ 7,951	$ 3,756	$ —	$ 33,650	$ 2,119,175

The following tables provide information on the aging of the loan portfolio at December 31.

(Dollars in thousands)	Current (1)	30-59 days past due	60-89 days past due	Accruing Greater than 90 days	Total past due	Nonaccrual	PCI	Total
December 31, 2022								
Construction	$ 239,990	$ 4,343	$ 1,015	$ 24	$ 5,382	$ 297	$ 650	$ 246,319
Residential real estate	787,070	6,214	891	1,107	8,212	1,259	13,956	810,497
Commercial real estate	1,052,314	369	—	710	1,079	150	11,866	1,065,409
Commercial	147,511	15	—	—	15	174	156	147,856
Consumer	285,750	223	11	—	234	28	14	286,026
Total	$ 2,512,635	$ 11,164	$ 1,917	$ 1,841	$ 14,922	$ 1,908	$ 26,642	$ 2,556,107
Percent of total loans	98.3 %	0.4 %	0.1 %	0.1 %	0.6 %	0.1 %	1.0 %	100.0 %

(1) Includes loans measured at fair value of $8.4 million at December 31, 2022.

(Dollars in thousands)	Current	30-59 days past due	60-89 days past due	Accruing Greater than 90 days	Total past due	Nonaccrual	PCI	Total
December 31, 2021								
Construction	$ 235,757	$ 920	$ —	$ —	$ 920	$ 297	$ 2,379	$ 239,353
Residential real estate	635,166	1,371	25	78	1,474	803	17,326	654,769
Commercial real estate	881,350	259	—	420	679	606	13,594	896,229
Commercial	202,503	183	62	10	255	298	321	203,377
Consumer	125,130	287	—	—	287	—	30	125,447
Total	$ 2,079,906	$ 3,020	$ 87	$ 508	$ 3,615	$ 2,004	$ 33,650	$ 2,119,175
Percent of total loans	98.2 %	0.1 %	— %	— %	0.1 %	0.1 %	1.6 %	100.0 %

The following tables provide a summary of the activity in the allowance for credit losses allocated by loan class for the years ended December 31. Allocation of a portion of the allowance to one loan class does not preclude its availability to absorb losses in other loan classes.

(Dollars in thousands)	Construction	Residential real estate	Commercial real estate	Commercial	Consumer	Total
For the year ended December 31, 2022						
Allowance for credit losses:						
Beginning Balance	$ 2,454	$ 2,858	$ 4,598	$ 2,070	$ 1,964	$ 13,944
Charge-offs	—	(5)	(6)	(546)	(31)	(588)
Recoveries	13	142	951	227	29	1,362
Net (charge-offs) recoveries	13	137	945	(319)	(2)	774
Provision	506	(373)	(644)	(99)	2,535	1,925
Ending Balance	$ 2,973	$ 2,622	$ 4,899	$ 1,652	$ 4,497	$ 16,643

(Dollars in thousands)	Construction	Residential real estate	Commercial real estate	Commercial	Consumer	Total
For the year ended December 31, 2021						
Allowance for credit losses:						
Beginning Balance	$ 2,022	$ 3,699	$ 5,426	$ 2,089	$ 652	$ 13,888
Charge-offs	—	—	—	(235)	(28)	(263)
Recoveries	278	82	114	193	10	677
Net (charge-offs) recoveries	278	82	114	(42)	(18)	414
Provision	154	(923)	(942)	23	1,330	(358)
Ending Balance	$ 2,454	$ 2,858	$ 4,598	$ 2,070	$ 1,964	$ 13,944

Foreclosure Proceedings

Consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure totaled $263 thousand and $311 thousand as of December 31, 2022 and 2021, respectively. There were $18 thousand of residential real estate properties included in the balance of other real estate owned at December 31, 2022 and $203 thousand at December 31, 2021.

All accruing TDRs were in compliance with their modified terms. Both performing and non-performing TDRs had no further commitments associated with them as of December 31, 2022 and 2021.

NOTE 5. LEASES

Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor.

The Company's long-term lease agreements are classified as operating leases. Certain of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably certain of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

During 2021, the Company acquired long-term branch leases and equipment due to the acquisition of Severn. These leases were reassessed by management as of the acquisition date of October 31, 2021, which included updating the incremental borrowing rates and remaining lease terms.

The following tables present information about the Company's leases as of and for the years ended December 31.

(Dollars in thousands)	December 31, 2022		December 31, 2021	
Lease liabilities	$	9,908	$	11,567
Right-of-use assets	$	9,629	$	11,370
Weighted average remaining lease term	12.55	years	13.61	years
Weighted average discount rate	2.50	%	2.48	%

	For the Year Ended			
Lease cost (in thousands)	December 31, 2022		December 31, 2021	
Operating lease cost	$	1,355	$	902
Short-term lease cost		—		—
Total lease cost	$	1,355	$	902
Cash paid for amounts included in the measurement of lease liabilities	$	1,268	$	777

The following table presents a maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total of operating lease liabilities at December 31.

Lease payments due (in thousands)	As of December 31, 2022	
2023	$	1,231
2024		1,141
2025		917
2026		916
2027		849
Thereafter		6,584
Total undiscounted cash flows	$	11,638
Discount		1,730
Lease liabilities	$	9,908

Total gross rental income was $1.3 million and $180 thousand for the years ended December 31, 2022 and December 31, 2021, respectively. The following table presents our minimum future annual rental income on such leases at December 31.

(In thousands)	As of December 31, 2022	
2023	$	918
2024		701
2025		719
2026		737
2027		418
Thereafter		1,554
Total	$	5,047

NOTE 6. PREMISES AND EQUIPMENT

The following table provides information on premises and equipment at December 31.

(Dollars in thousands)	2022	2021
Land	$ 10,886	$ 10,886
Buildings and land improvements	48,605	47,002
Furniture and equipment	8,177	8,467
	67,668	66,355
Accumulated depreciation	(16,180)	(14,731)
Total	$ 51,488	$ 51,624

Depreciation expense totaled $2.4 million for 2022 and $1.5 million for 2021.

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table provides information on the significant components of goodwill and other acquired intangible assets at December 31.

December 31, 2022

(Dollars in thousands)	Gross Carrying Amount	Measurement Period Adjustments	Accumulated Impairment Charges	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life (in years)
Goodwill	$ 65,631	$ (155)	$ (1,543)	$ (667)	$ 63,266	—
Other intangible assets						
Amortizable						
Core deposit intangible	$ 10,504	$ —	$ —	$ (4,957)	$ 5,547	2.6
Total other intangible assets	$ 10,504	$ —	$ —	$ (4,957)	$ 5,547	

December 31, 2021

(Dollars in thousands)	Gross Carrying Amount	Additions	Accumulated Impairment Charges	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life (in years)
Goodwill	$ 19,727	$ 45,904	$ (1,543)	$ (667)	$ 63,421	—
Other intangible assets						
Amortizable						
Core deposit intangible	$ 3,954	$ 6,550	$ —	$ (2,969)	$ 7,535	2.9
Total other intangible assets	$ 3,954	$ 6,550	$ —	$ (2,969)	$ 7,535	

The aggregate amortization expense was $2.0 million and $734 thousand for the years ended December 31, 2022 and 2021, respectively.

The following table presents estimated future remaining amortization for amortizing intangibles at December 31, 2022.

(Dollars in thousands)	Amortization Expense
2023	$ 1,682
2024	1,376
2025	1,070
2026	765
2027	459
Thereafter	195
Total amortizing intangible assets	$ 5,547

NOTE 8. OTHER ASSETS

The Company had the following other assets at December 31.

(Dollars in thousands)	2022	2021
Accrued interest receivable	$ 9,384	$ 6,719
Deferred income taxes	7,357	2,926
Prepaid expenses	2,680	2,865
Income taxes receivable	74	616
Other assets	8,506	6,806
Total	$ 28,001	$ 19,932

NOTE 9. OTHER LIABILITIES

The Company had the following other liabilities at December 31.

(Dollars in thousands)	2022	2021
Accrued interest payable	$ 989	$ 692
Accrued salaries and wages	1,360	3,422
Accounts payable	353	2,745
Deferred compensation liability	5,679	4,660
Other liabilities	1,846	3,081
Total	$ 10,227	$ 14,600

NOTE 10. DEPOSITS

The approximate amount of certificates of deposit of $250,000 or more was $77.7 million and $78.0 million at December 31, 2022 and 2021, respectively.

The following table provides information on the approximate maturities of total time deposits at December 31.

(Dollars in thousands)	2022	2021
Due in one year or less	$ 231,089	$ 291,685
Due in one to three years	162,216	128,222
Due in three to five years	31,417	40,044
Total	$ 424,722	$ 459,951

As of December 31, 2022 and 2021, deposits, both direct and indirect, from directors, their associates and policy-making officers, totaled approximately $11.9 million and $7.7 million, respectively.

At December 31, 2022 and December 31, 2021, we had no brokered deposits.

NOTE 11. BORROWINGS

The Company may periodically borrow from a correspondent federal funds line of credit arrangement, under a secured reverse repurchase agreement, or from the FHLB to meet short-term liquidity needs.

The following table summarizes certain information on short-term borrowings as of and for the years ended December 31.

(Dollars in thousands)	2022		2021	
	Amount	Rate	Amount	Rate
Average for the Year				
Repurchase agreements	$ 683	0.25 %	$ 3,017	0.25 %
FHLB Advances	1,863	3.87	—	—
Overnight Fed Funds purchased	—	—	—	—
At Year End				
Repurchase agreements	$ —	— %	$ 4,143	0.18 %
FHLB Advances	40,000	4.57	—	—
Overnight Fed Funds purchased	—	—	—	—

Securities sold under agreements to repurchase are securities sold to customers, at the customers' request, under a "roll-over" contract that matures in one business day. The underlying securities sold are U.S. Government agency securities, which are segregated in the Company's custodial accounts from other investment securities.

The Bank had $15.0 million in federal funds lines of credit and a reverse repurchase agreement available on a short-term basis from correspondent banks at December 31, 2022 and 2021. In conjunction with the acquisition of Severn, the Company assumed $10.0 million in Long-term FHLB Advances which carried a contractual interest rate of 2.19%. The associated purchase premium at acquisition was $162 thousand which was amortized over the contractual life of the obligation which matured in October 2022. In addition, the Bank had secured credit availability of approximately $298.9 million and $363.9 million from the FHLB at December 31, 2022 and 2021, respectively. The Bank has pledged as collateral, under a blanket lien, all qualifying residential loans under borrowing agreements with the FHLB. The Bank had $40 million in short-term borrowings from the FHLB at December 31, 2022 and no short term FHLB borrowings at December 31, 2021.

NOTE 12. SUBORDINATED DEBT

On August 25, 2020, the Company entered into Subordinated Note Purchase Agreements with certain Purchasers pursuant to which the Company issued and sold $25.0 million in aggregate principal amount with an initial interest rate of 5.375% Fixed-to-Floating Rate Subordinated Notes due September 1, 2030.

The Notes were structured to qualify as Tier 2 capital for regulatory capital purposes and bear an initial interest rate of 5.375% until September 1, 2025, with interest during this period payable semi-annually in arrears. From and including September 1, 2025, to but excluding the maturity date or early redemption date, the interest rate will reset quarterly to an annual floating rate equal to three-month SOFR, plus 526.5 basis points, with interest during this period payable quarterly in arrears. The Notes are redeemable by the Company at its option, in whole or in part, on or after September 1, 2025. Initial debt issuance costs were $611 thousand. The debt balance of $24.7 million is presented net of unamortized issuance costs of $326 thousand at December 31, 2022.

In conjunction with the acquisition of Severn, the Company assumed $20.6 million in junior subordinated debt securities ("2035 Debentures"). The 2035 Debentures were issued and sold to Severn Capital Trust I (the "Trust"), of which 100% of the common equity is owned by the Company. The Trust was formed for the purpose of issuing corporation-obligated mandatorily redeemable Capital Securities ("Capital Securities") to third-party investors and using the proceeds from the sale of such Capital Securities to purchase the 2035 Debentures. The 2035 Debentures held by the Trust are the sole assets of the Trust. Distributions on the Capital Securities issued by the Trust are payable quarterly at a rate per annum equal to the interest rate being earned by the Trust on the 2035 Debentures. The Capital Securities are subject to mandatory redemption, in whole or in part, upon repayment of the 2035 Debentures. We have entered into an agreement which, taken collectively, fully and unconditionally guarantees the Capital Securities subject to the terms of the guarantee.

Under the terms of the 2035 Debentures, we are permitted to defer the payment of interest on the 2035 Debentures for up to 20 consecutive quarterly periods, provided that no event of default has occurred and is continuing. As of December 31, 2022, we were current on all interest due on the 2035 Debentures.

NOTE 13. BENEFIT PLANS

401(k) and Profit Sharing Plan

The Company has a 401(k) and profit sharing plan covering substantially all full-time employees. The plan calls for matching contributions by the Company, and the Company makes discretionary contributions based on profits. Company contributions to this plan included in noninterest expense totaled $1.3 million and $696 thousand for 2022 and 2021, respectively.

NOTE 14. STOCK-BASED COMPENSATION

At the 2016 annual meeting, stockholders approved the Shore Bancshares, Inc. 2016 Stock and Incentive Plan ("2016 Equity Plan"), replacing the Shore Bancshares, Inc. 2006 Stock and Incentive Plan ("2006 Equity Plan"), which expired on that date. The Company may issue shares of common stock or grant other equity-based awards pursuant to the 2016 Equity Plan. Stock-based awards granted to date generally are time-based, vest in equal installments on each anniversary of the grant date and range over a one- to three-year period of time, and, in the case of stock options, expire 10 years from the grant date. As part of the 2016 Equity Plan, a performance equity incentive award program, known as the "Long-term incentive plan" allows participating officers of the Company to earn incentive awards of performance share/restricted stock units if certain pre-determined targets are achieved at the end of a three-year performance cycle. Stock-based compensation expense based on the grant date fair value is recognized ratably over the requisite service period for all awards and reflects forfeitures as they occur. The 2016 Equity Plan originally reserved 750,000 shares of common stock for grant, and 499,870 shares remained available for grant at December 31, 2022.

The following tables provide information on stock-based compensation expense as of and for the years ended December 31.

	December 31,	
(Dollars in thousands)	**2022**	2021
Stock-based compensation expense	$ **636**	$ 378
Excess tax benefits related to stock-based compensation	**42**	9

	December 31,	
(Dollars in thousands)	**2022**	2021
Unrecognized stock-based compensation expense	$ **138**	$ 80
Weighted average period unrecognized expense is expected to be recognized	**0.2 years**	0.2 years

The following table summarizes restricted stock award activity for the Company under the 2016 Equity Plan for the years ended December 31.

| | 2022 | | 2021 | |
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at beginning of period	29,425	$ 13.95	24,505	$ 13.78
Granted	34,184	20.48	26,583	13.81
Vested	(26,749)	13.75	(20,240)	13.54
Forfeited	—	—	(1,423)	13.34
Nonvested at end of period	36,860	$ 20.15	29,425	$ 13.95

The fair value of restricted stock awards that vested during 2022 and 2021 was $532 thousand and $309 thousand, respectively.

There were no stock options granted during 2022 and 2021.

NOTE 15. DERIVATIVES

We maintain and account for derivatives, in the form of IRLCs and mandatory forward contracts, in accordance with the FASB guidance on accounting for derivative instruments and hedging activities. We recognize gains and losses through mortgage-banking revenue in the Consolidated Statements of Income.

IRLCs on mortgage loans that we intend to sell in the secondary market are considered derivatives. We are exposed to price risk from the time a mortgage loan is locked in until the time the loan is sold. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 14 days to 120 days. For these IRLCs, we attempt to protect the Bank from changes in interest rates through the use of TBA securities, which are forward contracts, as well as, to a lesser degree, loan level commitments in the form of best efforts and mandatory forward contracts. These assets and liabilities are included in the Consolidated Balance Sheets in other assets and accrued expenses and other liabilities, respectively.

The following table provides information pertaining to the carrying amounts of our derivative financial instruments at December 31.

| | December 31, 2022 | | December 31, 2021 | |
(Dollars in thousands)	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Asset - IRLCs	$ 4,166	$ 35	$ 17,557	$ 380
Asset - TBA securities	8,750	41	26,500	55
Liability - IRLCs	1,150	7	—	—
Liability - TBA securities	1,000	6	20,500	41

NOTE 16. DEFERRED COMPENSATION

The Company has multiple deferred compensation agreements with current and former employees. The Executive Deferred Compensation Plan (the "Plan") is reserved for members of management and highly compensated employees of the Company and the Bank. During 2019, the Plan was expanded to include additional officers who had not previously participated. The Plan permits a participant to elect, each year, to defer receipt of up to 100% of his or her salary and bonus to be earned in the following year. The Plan also permits the participant to defer the receipt of performance-based compensation not later than six months before the end of the period for which it is to be earned. The deferred amounts are credited to an account maintained on behalf of the participant and are invested at the discretion of each participant in certain deemed investment options selected by the Compensation Committee of the Board of the Company. The actual investments purchased are owned by the Company and held in a Rabbi Trust. The accounts of the Rabbi Trust are consolidated and the investments are included in other assets on the Consolidated Balance Sheets. The Company and the

Bank may also make matching, mandatory and discretionary contributions for certain participants. A participant is fully vested at all times in the amounts that he or she elects to defer. Any contributions by the Company will vest over a five-year period.

The following table provides information on Shore Bancshares, Inc.'s contributions and participant deferrals to the Plan for 2022 and 2021 and the related deferred compensation liability as of December 31.

(Dollars in thousands)	2022		2021	
Elective deferrals	$	238	$	192
Deferred compensation liability		948		972

During 2019, the Company introduced a new SERP plan for executive officers of the Company and the Bank. The related liability is unfunded; however, BOLI was purchased to offset the benefit costs. The following table provides information on the expense recognized during the years ended December 31, as well as the balance of the unfunded SERP liability and the cash surrender value of policies purchased to offset the SERP benefit costs as of December 31. The unfunded SERP liability and cash surrender value were included in other liabilities and other assets, respectively.

(Dollars in thousands)	2022		2021	
Cash surrender value	$	56,117	$	38,414
Deferred compensation liability - SERP		4,177		3,114
SERP Expense		1,063		1,455

Lastly, in 2016, the Bank assumed agreements held by the former CNB Bank under which its former directors had elected to defer part of their fees and compensation while serving on the former Board of CNB. The amounts deferred were invested in insurance policies on the lives of the respective individuals. Amounts available under the policies are to be paid to the individuals as retirement benefits over future years.

The following table includes information on the deferred compensation liability and cash surrender value as of December 31.

(Dollars in thousands)	2022		2021	
Deferred compensation liability	$	450	$	554
Cash surrender value		2,260		2,200

NOTE 17. OTHER EXPENSES

The following table summarizes the Company's other noninterest expenses for the years ended December 31.

(Dollars in thousands)	2022		2021	
Advertising and marketing	$	898	$	339
Other customer expense		1,075		693
Other expense		3,694		2,425
Other loan expense		1,670		188
Software expense		1,853		1,048
Travel and entertainment expense		478		216
Trust professional fees		409		524
Total other noninterest expense	$	10,077	$	5,433

NOTE 18. INCOME TAXES

The following table provides information on components of income tax expense for the years ended December 31.

(Dollars in thousands)	2022	2021
Current tax expense:		
Federal	$ 8,814	$ 3,920
State	3,332	1,614
	12,146	5,534
Deferred income tax (benefit) expense:		
Federal	(911)	136
State	(271)	142
	(1,182)	278
Total income tax expense	$ 10,964	$ 5,812

The following table provides a reconciliation of tax computed at the statutory federal tax rate to the actual tax expense for the years ended December 31.

	2022	2021
Tax at federal statutory rate	21 %	21 %
Tax effect of:		
Tax-exempt income	(1.0)	(1.6)
State income taxes, net of federal benefit	5.7	6.6
Other	0.3	1.4
Actual income tax expense rate	26.0 %	27.4 %

The following table provides information on significant components of the Company's deferred tax assets and liabilities for the years ended December 31.

(Dollars in thousands)	December 31, 2022	December 31, 2021
Deferred tax assets:		
Allowance for credit losses	$ 4,460	$ 3,728
Write-downs of other real estate owned	21	12
Nonaccrual loan interest	345	253
Lease liabilities	2,635	3,021
Deferred compensation	1,522	1,246
Deferred loan costs	1,183	730
Unrealized losses on available-for-sale securities	3,399	—
Other	1,487	903
Total deferred tax assets	15,052	9,893
Less valuation allowance	(791)	(474)
Deferred tax assets, net of valuation allowance	14,261	9,419
Deferred tax liabilities:		
Depreciation	2,491	1,030
Right-of-use assets	2,560	2,968
Mortgage servicing rights	1,405	1,084
Acquisition accounting adjustments	57	986
Deferred capital gain on branch sale	220	228
Unrealized gains on available-for-sale securities	—	13
Other	171	184
Total deferred tax liabilities	6,904	6,493
Net deferred tax assets	$ 7,357	$ 2,926

NOTE 19. EARNINGS PER COMMON SHARE

Basic earnings per common share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents (stock-based awards). The following table provides information relating to the calculation of earnings per common share for the years ended December 31.

	For the Year Ended December 31,	
(In thousands, except per share data)	**2022**	2021
Net Income	$ **31,177**	$ 15,368
Weighted average shares outstanding - Basic and Diluted	**19,847**	13,119
Earnings per common share - Basic and Diluted	$ **1.57**	$ 1.17

There were no weighted average common stock equivalents excluded from the calculation of diluted earnings per share for the years ended December 31, 2022 and 2021.

NOTE 20. REGULATORY CAPITAL REQUIREMENTS

Banks and bank holding companies are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain amounts and ratios (set forth in the table below) of Common Equity Tier 1, Tier 1 and total capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (leverage ratio). As of December 31, 2022, management believes that the Company and the Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2022, the most recent notification from our primary regulator categorized Shore United Bank, N.A., as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes would change the Bank's classification. To be categorized as well capitalized, the Bank must maintain minimum common equity Tier 1, Tier 1 risk-based and total risk-based capital ratios, and Tier 1 leverage ratios, which are described below.

The minimum ratios for capital adequacy purposes are 7.00%, 8.50%, 10.50% and 4.00% for the common equity Tier 1, Tier 1 risk-based capital, total risk-based capital and leverage ratios, respectively which include a capital conservation buffer of 2.50% respectively. To be categorized as well capitalized, a bank must maintain minimum ratios of 6.50%, 8.00%, 10.00% and 5.00% for its common equity Tier 1, Tier 1 risk-based capital, total risk-based capital and leverage ratios, respectively.

The following tables present the capital amounts and ratios at December 31.

(Dollars in thousands) 2022	Common Equity Tier 1 Capital	Tier 1 Capital	Total Risk-Based Capital	Net Risk-Weighted Assets	Adjusted Average Total Assets	Common Equity Tier 1 ratio	Tier 1 Risk-Based Capital Ratio	Total Risk-Based Capital Ratio	Tier 1 Leverage Ratio
Shore Bancshares, Inc.	$ 304,493	$ 322,891	$ 364,419	$ 2,619,400	$ 3,390,516	11.62 %	12.33 %	13.91 %	9.52 %
Shore United Bank, N.A.	$ 335,802	$ 335,802	$ 352,657	$ 2,618,939	$ 3,386,771	12.82 %	12.82 %	13.47 %	9.92 %

(Dollars in thousands) 2021	Common Equity Tier 1 Capital	Tier 1 Capital	Total Risk-Based Capital	Net Risk-Weighted Assets	Adjusted Average Total Assets	Common Equity Tier 1 ratio	Tier 1 Risk-Based Capital Ratio	Total Risk-Based Capital Ratio	Tier 1 Leverage Ratio
Shore Bancshares, Inc.	$ 279,681	$ 279,681	$ 336,696	$ 2,191,557	$ 2,966,412	12.76 %	12.76 %	15.36 %	9.43 %
Shore United Bank, N.A.	$ 304,362	$ 304,362	$ 318,614	$ 2,189,775	$ 2,965,319	13.90 %	13.90 %	14.55 %	9.48 %

Bank and holding company regulations impose certain restrictions on dividend payments by the Bank, as well as restricting extensions of credit and transfers of assets between the Bank and the Company.

At December 31, 2022, the Bank could pay dividends to the parent to the extent of its earnings so long as it maintained required capital ratios. The Bank issued a dividend to Shore Bancshares, Inc. in the fourth quarter of 2021 of $25.0 million in relation to the purchase of Severn.

NOTE 21. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The Company records unrealized holding gains (losses), net of tax, on investment securities available for sale as accumulated other comprehensive income (loss), a separate component of stockholders' equity. The following table provides information on the changes in the components of accumulated other comprehensive income (loss) for the years ended December 31.

(Dollars in thousands)	Unrealized gains (losses) on available for sale securities
Balance, December 31, 2021	$ 56
Other comprehensive (loss)	(9,077)
Balance, December 31, 2022	$ (9,021)
Balance, December 31, 2020	$ 1,529
Other comprehensive (loss)	(1,473)
Balance, December 31, 2021	$ 56

NOTE 22. FAIR VALUE MEASUREMENTS

Accounting guidance under GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This accounting guidance also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available for sale and equity securities with readily determinable fair values are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans, loans held for sale and other real estate owned (foreclosed assets). These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Under fair value accounting guidance, assets and liabilities are grouped at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine their fair values. These hierarchy levels are:

Level 1 inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Assets Measured at Fair Value on a Recurring Basis

Investment Securities Available for Sale

Fair value measurement for investment securities available for sale is based on quoted prices from an independent pricing service. The fair value measurements consider observable data that may include present value of future cash flows, prepayment assumptions, credit loss assumptions and other factors. The Company classifies its investments in U.S. Treasury securities, if any, as Level 1 in the fair value hierarchy, and it classifies its investments in U.S. Government agencies securities and mortgage-backed securities issued or guaranteed by U.S. Government sponsored entities as Level 2.

Equity Securities

Fair value measurement for equity securities is based on quoted market prices retrieved by the Company via on-line resources. Although these securities have readily available fair market values, the Company deems that they be classified as level 2 investments in the fair value hierarchy due to not being considered traded in a highly active market.

LHFS

LHFS are carried at fair value, which is determined based on Mark to Trade (MTT) for allocated/committed loans or Mark to Market (MTM) analysis for unallocated/uncommitted loans based on third-party pricing models using quoted prices for similar loans and adjusted for observable inputs related to the loans.

LHFI, at fair value

Certain loans that have been transferred from LHFS to LHFI have and continue to be accounted for under the fair value option as described in Note 1. These loans are valued based on third-party pricing models using quoted prices for similar loans and adjusted for observable inputs related to the loans.

MSRs

The fair value of MSRs is determined using a valuation model administered by a third party that calculates the present value of estimated future net servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, default rates, cost to service (including delinquency and foreclosure costs), escrow account earnings, contractual servicing fee income, and other ancillary income such as late fees. Management reviews all significant assumptions on a quarterly basis. Mortgage loan prepayment speed, a key assumption in the model, is the annual rate at which borrowers are forecasted to repay their mortgage loan principal. The discount rate used to determine the present value of estimated future net servicing income, another key assumption in the model, is an estimate of the required rate of return investors in the market would require for an asset with similar risk. Both assumptions can, and generally will, change as market conditions and interest rates change.

The significant unobservable inputs used in the fair value measurement of the reporting entity's residential MSRs are prepayment speeds, probability of default, rate of return, and cost of servicing. Significant increases/decreases in any of those inputs in isolation would have resulted in a significantly lower/higher fair value measurement. Generally, a change in the assumption used for prepayment speeds would have been accompanied by a directionally similar change in the markets, i.e., the 10-Year Treasury, and in the probability of default.

IRLCs

We utilize a third-party specialist model to estimate the fair value of our IRLCs, which are valued based upon mortgage securities (TBA) prices less estimated costs to process and settle the loan. Fair value is adjusted for the estimated probability of the loan closing with the borrower.

(Dollars in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range
December 31, 2022				
MSRs (1)	$ 5,275	Market Approach	Weighted average prepayment speed (PSA) (2)	121
IRLCs - net asset	$ 28	Market Approach	Range of pull through rate	78% - 100%
			Average pull through rate	92%

(Dollars in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range
December 31, 2021				
MSRs (1)	$ 4,087	Market Approach	Weighted average prepayment speed (PSA) (2)	156
IRLCs - asset	$ 380	Market Approach	Range of pull through rate	77% - 100%
			Average pull through rate	93%

(1) The weighted average was calculated with reference to the principal balance of the underlying mortgages.
(2) PSA = Public Securities Association Standard Prepayment Model

The following table presents activity in MSRs for the year ended December 31.

(Dollars in thousands)	For the Year Ended December 31, 2022
Beginning balance	$ 4,087
Servicing rights resulting from sales of loans	816
Valuation adjustment	372
Ending balance	$ 5,275

The following table presents activity in the IRLCs for the year ended December 31.

(Dollars in thousands)	For the Year Ended December 31, 2022
Beginning balance	$ 380
Valuation adjustment	(352)
Ending balance	$ 28

Forward Contracts

To avoid interest rate risk, we hedge the open locked/closed position with TBA forward trades. On a regular basis, we allocate disbursed loans to mandatory commitments with government-sponsored enterprises ("GSE") and private investors delivering the loans within 120 days of origination to maximize interest earnings. For a small percentage of our business, we enter into best efforts forward sales commitments with investors at the time we make an IRLC to a borrower. Once a loan has been closed and funded, the best efforts commitments convert to mandatory forward sales commitments. The mandatory commitments are derivatives, and we measure and report them at fair value. Fair value is based on the gain or loss that would occur if we were to pair-off the transaction with the investor at the measurement date. This is a level 2 input. We have elected to measure and report best efforts commitments at fair value using a valuation methodology similar to that used for mandatory commitments.

Market assumptions utilized in the fair value measurement of the reporting entity's residential mortgage derivatives, inclusive of IRLCs, Closed Loan Inventory, TBA derivative trades, and Mandatory Forwards may be subject to investor overlays that may result in a significantly lower fair value measurement. Generally such overlays are announced with advanced notice in order to include the risk adjuster, however there are times when announcements are mandated resulting in a lower fair value measurement. Additionally market assumptions such as spec pool payups may result in a significantly higher fair value measurement at time of loan allocation to specific trades.

The following tables present the recorded amount of assets measured at fair value on a recurring basis for the years ended December 31. No assets were transferred from one hierarchy level to another during 2022 or 2021.

(Dollars in thousands)	Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2022				
Assets:				
Securities available for sale:				
U.S. Government agencies	$ 18,178	$ —	$ 18,178	$ —
Mortgage-backed	63,519	—	63,519	—
Other debt securities	1,890	—	1,890	—
	83,587	—	83,587	—
Equity securities	1,233	—	1,233	—
TBA securities	41	—	41	—
LHFS	4,248	—	4,248	—
LHFI, at fair value	8,437	—	8,437	—
MSRs	5,275	—	—	5,275
IRLCs	35	—	—	35
Total assets at fair value	$ 102,856	$ —	$ 97,546	$ 5,310
Liabilities:				
IRLCs	$ 7	$ —	$ —	$ 7
TBA securities	6	—	6	—
Total liabilities at fair value	$ 13	$ —	$ 6	$ 7

(Dollars in thousands)	Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2021				
Assets:				
Securities available for sale:				
U.S. Government agencies	$ 22,305	$ —	$ 22,305	$ —
Mortgage-backed	92,637	—	92,637	—
Other debt securities	2,040	—	2,040	—
	116,982	—	116,982	—
Equity securities	1,372	—	1,372	—
TBA securities	55	—	55	—
LHFS	37,749	—	37,749	—
MSRs	4,087	—	—	4,087
IRLCs	380	—	—	380
Total assets at fair value	$ 160,625	$ —	$ 156,158	$ 4,467
Liabilities:				
TBA securities	$ 41	$ —	$ 41	$ —
Total liabilities at fair value	$ 41	$ —	$ 41	$ —

Assets Measured at Fair Value on a Nonrecurring Basis

<u>Impaired Loans</u>

Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loan impairment is measured using the present value of expected cash flows, the loan's observable market price or the fair value of the collateral (less selling costs) if the loans are collateral dependent and these are considered Level 3 in the fair value hierarchy. Collateral may be real estate and/or business assets including equipment, inventory and/or accounts receivable. The value of business equipment, inventory and accounts receivable, discounted on management's review and analysis. Appraised and reported values may be discounted based on management's historical knowledge, changes in market conditions from the time of valuation, and/or management's expertise and knowledge of the client and the client's business.

Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the factors identified above. Valuation techniques are consistent with those techniques applied in prior periods.

<u>Other Real Estate Owned (Foreclosed Assets)</u>

Foreclosed assets are adjusted for fair value upon transfer of loans to foreclosed assets establishing a new cost basis. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. The estimated fair value for foreclosed assets included in Level 3 are determined by independent market based appraisals and other available market information, less costs to sell, that may be reduced further based on market expectations or an executed sales agreement. If the fair value of the collateral deteriorates subsequent to the initial recognition, the Company records the foreclosed asset as a non-recurring Level 3 adjustment. Valuation techniques are consistent with those techniques applied in prior periods.

The following tables set forth the Company's financial assets subject to fair value adjustments (impairment) on a nonrecurring basis for the years ended December 31, that are valued at the lower of cost or market. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(Dollars in thousands)	Fair Value	Quantitative Information about Level 3 Fair Value Measurements			Weighted Average (3)
		Valuation Technique	Unobservable Input	Range	
December 31, 2022 **Nonrecurring measurements:**					
Impaired loans	$ 1,412	Discounted cash flow analysis (1)	Discount rate	6% - 6.5%	(6%)
Other real estate owned	$ 197	Appraisal of collateral (1)	Appraisal adjustments (2)	0% - 20%	(2%)

(Dollars in thousands)	Fair Value	Quantitative Information about Level 3 Fair Value Measurements			Weighted Average (3)
		Valuation Technique	Unobservable Input	Range	
December 31, 2021 Nonrecurring measurements:					
Impaired loans	$ 617	Appraisal of collateral (1)	Liquidation expense (2)	10%	(10%)
Impaired loans	$ 2,026	Discounted cash flow analysis (1)	Discount rate	4% - 7.25%	(6%)
Other real estate owned	$ 532	Appraisal of collateral (1)	Appraisal adjustments (2)	20% - 40%	(35%)

(1) Fair value is generally determined through independent appraisals of the underlying collateral (impaired loans and OREO) or discounted cash flow analyses (impaired loans), which generally include various level III inputs which are not observable.
(2) Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.
(3) Unobservable inputs were weighted by the relative fair value of the instruments.

Fair Value of Financial Assets and Financial Liabilities

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments for the years ended December 31. Fair values for December 31, 2022 and 2021 were estimated using an exit price notion.

(Dollars in thousands)	December 31, 2022		December 31, 2021	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets				
Level 1 inputs				
Cash and cash equivalents	$ 55,499	$ 55,499	$ 583,613	$ 583,613
Level 2 inputs				
Investment securities available for sale	$ 83,587	$ 83,587	$ 116,982	$ 116,982
Investment securities held to maturity	559,455	494,626	404,594	401,524
Equity securities	1,233	1,233	1,372	1,372
Restricted securities	11,169	11,169	4,159	4,159
LHFS	4,248	4,248	37,749	37,749
TBA securities	41	41	55	55
Cash surrender value on life insurance	59,218	59,218	47,935	47,935
Loans, at fair value	8,437	8,437	—	—
Level 3 inputs				
Loans, net	$ 2,531,027	$ 2,431,808	$ 2,105,231	$ 2,106,373
MSRs	5,275	5,275	4,087	4,087
IRLCs	35	35	380	380
Financial liabilities				
Level 2 inputs				
Deposits:				
Noninterest-bearing demand	$ 862,015	$ 862,015	$ 927,497	$ 927,497
Checking plus interest	694,101	694,101	524,143	524,143
Money market	709,132	709,132	889,099	889,099
Savings	319,814	319,814	225,546	225,546
Club	374	374	388	388
Certificates of deposit	424,348	410,455	459,563	461,135
Securities sold under retail repurchase agreement	—	—	4,143	4,143
Advances from FHLB - short-term	40,000	40,002	—	—
Advances from FHLB - long-term	—	—	10,135	10,187
Subordinated debt	43,072	41,193	42,762	44,876
TBA Securities	6	6	41	41
Level 3 inputs				
IRLCs	7	7	—	—

NOTE 23. COMMITMENTS AND CONTINGENCIES

In the normal course of business, to meet the financial needs of its customers, the Bank is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

The following table provides information on commitments outstanding for the years ended December 31.

(Dollars in thousands)	December 31, 2022		December 31, 2021	
Commitments to extend credit	$	406,353	$	421,088
Letters of credit		8,009		8,399
Total	$	414,362	$	429,487

The Bank has established a reserve for off balance sheet credit exposures. The reserve is established as losses are estimated to have occurred through a loss for off balance sheet credit exposures charged to earnings. Losses are charged against the allowance when management believes the required funding of these exposures is uncollectible. While this evaluation is completed on a regular basis, it is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The Company provides banking services to customers who do business in the cannabis industry. Prior to the second quarter of 2022, the Company restricted these businesses to include only those in the medical-use cannabis industry in the state of Maryland. During the second quarter of 2022, the Company expanded its cannabis banking program to include both medical and adult-use licensees in other states, with an initial offering of the Company's existing Maryland customers with multi-state operations. While the Company is providing banking services to customers that are engaged in growing, processing, and sales of medical-use cannabis in a manner that complies with applicable state law, such customers engaged in those activities currently violate Federal law. The Company may be deemed to be aiding and abetting illegal activities through the services that it provides to these customers. While we are not aware of any instance of a federally insured financial institution being subject to such aiding and abetting liability, the strict enforcement of Federal laws regarding cannabis would likely result in the Company's inability to continue to provide banking services to these customers and the Company could have legal action taken against it by the Federal government, including imprisonment and fines. There is an uncertainty of the potential impact to the Company's Consolidated Financial Statements if the Federal government takes actions against the Company. As of December 31, 2022, the Company has not accrued an amount for the potential impact of any such actions.

Following is a summary of the level of business activities with our cannabis customers:

    ● Deposit and loan balances at December 31, 2022 were approximately $131.7 million, or 4.4% of total deposits, and $54.9 million, or 2.2% of total gross loans, respectively.

    ● Interest and noninterest income for the year ended December 31, 2022, were approximately $4.9 million and $2.0 million, respectively

In the normal course of business, Shore Bancshares, Inc. and its subsidiaries may become involved in litigation arising from banking, financial, and other activities. Management, after consultation with legal counsel, does not anticipate that the future liability, if any, arising out of current proceedings will have a material effect on the Company's financial condition, operating results, or liquidity.

NOTE 24. SEGMENT REPORTING

We are in the business of providing financial services and we operate in two business segments – commercial and consumer banking, termed "community banking" and mortgage-banking. Community banking is conducted through the Bank and involves delivering a broad range of financial services, including lending and deposit taking, to individuals and commercial enterprises. This segment also includes our treasury and administrative functions. Mortgage-banking is conducted through the Bank's secondary marketing department and involves originating first and second-lien residential mortgages for sale in the secondary market. Results of the mortgage banking segment for the year ended December 31, 2022, reflect a full year of operating results, while results for the year ended December 31, 2021, reflect results for the mortgage banking segment from the Acquisition Date of Severn through the end of the year. Prior to the acquisition of Severn, the Company did not engage in the business of originating first and second lien residential mortgages for sale in the secondary market.

The following tables present certain information regarding our business segments as of and for the years ended December 31.

(Dollars in thousands)	Community Banking	Mortgage Banking	Consolidated Total
For the Year Ended December 31, 2022			
Interest Income	$ 113,253	$ 592	$ 113,845
Interest Expense	12,501	42	12,543
Net interest income	100,752	550	101,302
Provision for credit losses	1,925	—	1,925
Net interest income after provision for credit losses	98,827	550	99,377
Noninterest income	17,876	5,210	23,086
Noninterest expense	75,267	5,055	80,322
Income before income taxes	41,436	705	42,141
Income tax expense	10,782	182	10,964
Net income	$ 30,654	$ 523	$ 31,177
Total assets, December 31, 2022	$ 3,467,548	$ 9,728	$ 3,477,276

(Dollars in thousands)	Community Banking	Mortgage Banking	Consolidated Total
For the Year Ended December 31, 2021			
Interest Income	$ 70,037	$ 132	$ 70,169
Interest Expense	6,031	8	6,039
Net interest income	64,006	124	64,130
Provision for credit losses	(358)	—	(358)
Net interest income after provision for credit losses	64,364	124	64,488
Noninterest income	12,550	948	13,498
Noninterest expense	55,628	1,178	56,806
Income (loss) before income taxes	21,286	(106)	21,180
Income tax expense (benefit)	5,841	(29)	5,812
Net income (loss)	$ 15,445	$ (77)	$ 15,368
Total assets, December 31, 2021	$ 3,416,519	$ 43,617	$ 3,460,136

NOTE 25. RELATED PARTY TRANSACTIONS

The Company leases a portion of one of its facilities to a law firm, in which the Chairman of the Board of the Company and the Bank is a partner. In January 2022, the lease entered the final five-year renewal option under the leasing agreement. The total rent payments received were $305 thousand for the year ended December 31, 2022 and $50 thousand for the year ended December 31, 2021. The law firm also reimburses the Company for its share of common area maintenance and utilities. In addition, the law firm represents the Company and the Bank in certain legal matters. Other related party transactions consisting of normal lending and depository relationships are described in Note 4. Loans and Allowance for Credit Losses and Note 10. Deposits, respectively.

NOTE 26. PENDING MERGER

On December 14, 2022, the Company and The Community Financial Corporation (TCFC) entered into a definitive agreement for the Company to acquire TCFC.

Under the terms of the agreement, TCFC shareholders will have the right to receive 2.3287 shares of Shore common stock and cash in lieu of any fractional shares of Shore common stock. Upon closing, shareholders of Shore will own approximately 60% of the combined company and shareholders of TCFC will own approximately 40% of the combined company. The transaction is subject to satisfaction of customary closing conditions, including approval from Shore and TCFC shareholders. Shore and TCFC have received all required regulatory approvals and waivers. The transaction is expected to close late in the second quarter or early in the third quarter of 2023.

As of December 31, 2022, TCFC had more than $2.4 billion in assets and operated ten full-service offices in Maryland and two full-service offices in Virginia.

NOTE 27. PARENT COMPANY FINANCIAL INFORMATION

The following tables provide condensed financial information for Shore Bancshares, Inc. (Parent Company Only) at and for the years ending December 31.

Condensed Balance Sheets
December 31,

(Dollars in thousands)	2022	2021
Assets		
Cash	$ 7,145	$ 13,092
Investment in subsidiaries	396,897	376,453
Other assets	5,392	5,712
Total assets	$ 409,434	$ 395,257
Liabilities		
Accrued interest payable	$ 744	$ 551
Other liabilities	1,333	1,251
Long-term debt	43,072	42,762
Total liabilities	45,149	44,564
Stockholders' equity		
Common stock	199	198
Additional paid in capital	201,494	200,473
Retained earnings	171,613	149,966
Accumulated other comprehensive (loss) income	(9,021)	56
Total stockholders' equity	364,285	350,693
Total liabilities and stockholders' equity	$ 409,434	$ 395,257

Condensed Statements of Income
For the Years Ended December 31,

(Dollars in thousands)		2022		2021
Income				
Dividends from subsidiaries	$	**5,500**	$	25,000
Company owned life insurance income		**67**		110
Total income		**5,567**		25,110
Expenses				
Interest expense		**2,451**		1,560
Salaries and employee benefits		**324**		423
Legal and professional fees		**1,654**		2,465
Other operating expenses		**540**		384
Total expenses		**4,969**		4,832
Income before income tax (benefit) and equity (deficit) in undistributed net income of subsidiaries		**598**		20,278
Income tax (benefit)		**(1,059)**		(990)
Income before (deficit) equity in undistributed net income of subsidiaries		**1,657**		21,268
Equity (deficit) in undistributed net income of subsidiaries		**29,520**		(5,900)
Net income	$	**31,177**	$	15,368

Condensed Statements of Cash Flows
For the Years Ended December 31,

(Dollars in thousands)	2022	2021
Cash flows from operating activities:		
Net income	$ 31,177	$ 15,368
Adjustments to reconcile net income to cash		
provided by operating activities:		
(Equity) deficit in undistributed net income of subsidiaries	(29,521)	5,900
Amortization of debt issuance costs	122	123
Stock-based compensation expense	636	378
Company owned life insurance income	(67)	(110)
Acquisition accounting adjustments	188	31
Net decrease (increase) in other assets	387	(1,552)
Net increase (decrease) increase in other liabilities	275	(142)
Net cash provided by operating activities	3,197	19,996
Cash flows from investing activities:		
Purchase of company owned life insurance	—	(192)
Acquisition of business activity, net of cash paid	—	(15,945)
Net cash (used in) investing activities	—	(16,137)
Cash flows from financing activities:		
Common stock dividends paid	(9,530)	(6,607)
Retirement of common stock	—	(819)
Issuance of common stock	386	—
Exercise of stock options	—	6
Net cash (used in) financing activities	(9,144)	(7,420)
Net (decrease) in cash and cash equivalents	(5,947)	(3,561)
Cash and cash equivalents at beginning of year	13,092	16,653
Cash and cash equivalents at end of year	$ 7,145	$ 13,092

NOTE 28. REVENUE RECOGNITION

Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities. Topic 606 is applicable to noninterest revenue streams such as trust and asset management income, deposit related fees, interchange fees and merchant income. Noninterest revenue streams in-scope of Topic 606 are discussed below.

Service Charges on Deposit Accounts

Service charges on deposit accounts consist of account analysis fees (i.e., net fees earned on analyzed business and public checking accounts), monthly service fees, check orders, and other deposit account related fees. The Company's performance obligation for account analysis fees and monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided.

Check orders and other deposit account related fees are largely transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Payment for service charges on deposit accounts is primarily received immediately or at the end of the month through a direct charge to customers' accounts.

Trust and Investment Fee Income

Trust and investment fee income are primarily comprised of fees earned from the management and administration of trusts and other customer assets. The Company's performance obligation is generally satisfied over time and the resulting fees are recognized monthly, based upon the month-end market value of the assets under management and the applicable fee rate. Payment is generally received a few days after month end through a direct charge to customers' accounts. The Company does not earn performance-based incentives.

Optional services such as real estate sales and tax return preparation services are also available to existing trust and asset management customers. The Company's performance obligation for these transactional-based services is generally satisfied, and related revenue recognized, at a point in time (i.e., as incurred). Payment is received shortly after services are rendered.

Title Company Revenue

Title Company revenue consists of revenue earned on performing title work for real estate transactions. The revenue is earned when the title work is performed. Payment for such performance obligations generally occurs at the time of the settlement of a real estate transaction. As such settlement is generally within 90 days of the performance of the title work, we recognize the revenue at the time of the settlement.

All contract issuance costs are expensed as incurred. We had no contract assets or liabilities at December 31, 2022.

Other Noninterest Income

Other noninterest income consists of: fees, exchange, other service charges, safety deposit box rental fees, and other miscellaneous revenue streams. Fees and other service charges are primarily comprised of debit and credit card income, ATM fees, merchant services income, and other service charges. Debit and credit card income is primarily comprised of interchange fees earned whenever the Company's debit and credit cards are processed through card payment networks such as Visa. ATM fees are primarily generated when a Company cardholder uses a non-Company ATM or a non-Company cardholder uses a Company ATM. Merchant services income mainly represents fees charged to merchants to process their debit and credit card transactions, in addition to account management fees. Other service charges include revenue from processing wire transfers, bill pay service, cashier's checks, and other services. The Company's performance obligation for fees, exchange, and other service charges are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Company determined that rentals and renewals of safe deposit boxes will be recognized on a monthly basis consistent with the duration of the performance obligation.

The following presents noninterest income from continued operations, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended December 31.

(Dollars in thousands)	December 31,			
	2022		2021	
Noninterest Income				
In-scope of Topic 606:				
Service charges on deposit accounts	$	**5,652**	$	3,396
Trust and investment fee income		**1,784**		1,881
Interchange income		**4,812**		3,964
Title Company revenue		**1,340**		247
Other noninterest income		**1,752**		1,519
Noninterest Income (in-scope of Topic 606)		**15,340**		11,007
Noninterest Income (out-of-scope of Topic 606)		**7,746**		2,491
Total Noninterest Income	$	**23,086**	$	13,498

Contract Balances

A contract asset balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity's obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. The Company's noninterest revenue streams are largely based on transactional activity, or standard month-end revenue accruals such as asset management fees based on month-end market values. Consideration is often received immediately or shortly after the Company satisfies its performance obligation and revenue is recognized. The Company does not typically enter into long-term revenue contracts with customers, and therefore, does not experience significant contract balances. As of December 31, 2022 and 2021, the Company did not have any significant contract balances.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act with the SEC, such as this annual report, is recorded, processed, summarized and reported within the time periods specified in those rules and forms, and that such information is accumulated and communicated to the Company's management, including the principal executive officer (the "PEO") and the principal financial officer ("PFO"), as appropriate, to allow for timely decisions regarding required disclosure. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

An evaluation of the effectiveness of these disclosure controls as of December 31, 2022 was carried out under the supervision and with the participation of the Company's management, including the PEO and the PFO. Based on that evaluation, the Company's management, including the PEO and the PFO, has concluded that the Company's disclosure controls and procedures are, in fact, effective at the reasonable assurance level.

During the fourth quarter of 2022, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management has performed an evaluation and testing of the Company's internal control over financial reporting as of December 31, 2022. Management's report on the Company's internal control over financial reporting is included in Item 8 of Part II of this annual report.

Item 9B.   Other Information.

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance.

The Company has adopted a Code of Ethics that applies to all of its directors, officers, and employees, including its principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. A written copy of the Company's Code of Ethics will be provided to stockholders, free of charge, upon request to: Andrea Colender, Secretary, Shore Bancshares, Inc., 18 East Dover Street, Easton, Maryland 21601 or (410) 763-7800.

All other information required by this item is incorporated herein by reference to the following sections of the Company's definitive proxy statement to be filed in connection with the 2023 Annual Meeting of Stockholders:

- Election of Directors (Proposal 1);
- Continuing Directors;
- Executive Officers;
- Qualifications of Director Nominees and Continuing Directors;
- Delinquent Section 16(a) Reports; and
- Corporate Governance Matters (under the heading, "Board Committees")

Item 11.   Executive Compensation.

The information required by this item is incorporated herein by reference to the following sections of the Company's definitive proxy statement to be filed in connection with the 2023 Annual Meeting of Stockholders:

- Executive Compensation
- Director Compensation

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item regarding security ownership of certain beneficial owners and management is incorporated by reference to the sections of the Company's definitive proxy statement to be filed in connection with the 2023 Annual Meeting of the Stockholders entitled "Beneficial Ownership of Common Stock." Information relating to securities authorized for issuance under the Company's equity compensation plans is included in Part II of this Annual Report on Form 10-K under "Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities."

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference to the sections of the Company's definitive proxy statement to be filed in connection with the 2023 Annual Meeting of Stockholders entitled "Certain Relationships and Related Transactions" and "Corporate Governance Matters" (under the heading, "Director Independence").

Item 14.   Principal Accounting Fees and Services.

The information required by this item is incorporated herein by reference to the section of the Company's definitive proxy statement to be filed in connection with the 2023 Annual Meeting of Stockholders entitled "Audit Fees and Services".

Item 15. Exhibits, Financial Statement Schedules.

(a)(1), (2) and (c) Financial statements and schedules:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at December 31, 2022 and 2021
Consolidated Statements of Income — Years Ended December 31, 2022 and 2021
Consolidated Statements of Comprehensive Income — Years Ended December 31, 2022 and 2021
Consolidated Statements of Changes in Stockholders' Equity — Years Ended December 31, 2022 and 2021
Consolidated Statements of Cash Flows — Years Ended December 31, 2022 and 2021
Notes to Consolidated Financial Statements for the years ended December 31, 2022 and 2021

(a)(3) and (b) Exhibits required to be filed by Item 601 of Regulation S-K:

The exhibits filed or furnished with this annual report are shown on the Exhibit Index that follows the signatures to this annual report, which index is incorporated herein by reference.

Item 16. Form 10-K Summary.

None.

EXHIBIT LIST

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of March 3, 2021, between Shore Bancshares, Inc. and Severn Bancorp, Inc. (incorporated by reference to Exhibit 2.1 of the Company's Form 8-K filed on March 3, 2021)
2.2	Agreement and Plan of Merger, dated as of December 14, 2022, between Shore Bancshares, Inc. and The Community Financial Corporation (incorporated by reference to Exhibit 2.1 of the Company's Form 8-K filed on December 14, 2022)
3.1(i)	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Form 8-K filed on December 14, 2000)
3.1(ii)	Articles Supplementary relating to the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated by reference Exhibit 4.1 of the Company's Form 8-K filed on January 13, 2009)
3.1(iii)	Articles Supplementary relating to the reclassification of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, as common stock (incorporated by reference Exhibit 3.1(i) of the Company's Form 8-K filed on June 17, 2009)
3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 to the Company's Form 10-K filed on March 31, 2022)
4.1	Description of Registrant's Securities (incorporated by reference to Exhibit 4.1 to the Company's Form 10-K filed on March 13, 2020).
4.2	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Company's Form S-3 filed on June 25, 2010)
10.1	Shore Bancshares, Inc. Management Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on April 21, 2010)
10.2	Shore Bancshares, Inc. Amended and Restated Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on February 14, 2007)
10.3	Shore Bancshares, Inc. 2006 Stock and Incentive Compensation Plan (incorporated by reference to Appendix A of the Company's 2006 definitive proxy statement filed on March 24, 2006)
10.4	Form of Restricted Stock Award Agreement under the 2006 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on April 11, 2007)
10.5	Form of Performance Share/Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on July 8, 2015).
10.6	Shore Bancshares, Inc. 2016 Stock and Incentive Compensation Plan (incorporated by reference to Appendix A of the Company's 2016 definitive proxy statement filed on March 15, 2016)
10.7	Form of Restricted Stock Award Agreement under the 2016 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.7 to the Company's Form 10-K filed on March 13, 2020).
10.8	Form of Restricted Stock Units Award under the 2016 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.8 to the Company's Form 10-K filed on March 13, 2020).

10.9	Change in Control Agreement, dated October 31, 2017, between Shore United Bank and Edward C. Allen (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed on November 1, 2017)
10.10	Change in Control Agreement, dated November 2, 2018 between Shore United Bank and Lloyd L. Beatty, Jr. (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 2, 2018)
10.11	Change in Control Agreement, dated November 2, 2018 between Shore United Bank and Donna J. Stevens (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on November 2, 2018)
10.12	Shore Bancshares Announces Stock Repurchase Plan (Incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed on April 24, 2019).
10.13	Supplemental Executive Retirement Plan for Lloyd L. Beatty, Jr. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on July 25, 2019).
10.14	Supplemental Executive Retirement Plan for Edward C. Allen (Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on July 25, 2019).
10.15	Supplemental Executive Retirement Plan for Donna J. Stevens (Incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on July 25, 2019).
10.16	2019 Deferred Compensation Plan (incorporated by reference to Exhibit 10.16 to the Company's Form 10-K filed on March 13, 2020).
10.17	Consulting Agreement, dated as of October 31, 2021, by and between Alan J. Hyatt and Shore United Bank (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 1, 2021)
10.18	Change in Control Agreement, dated November 22, 2021, by and between Vance W. Adkins and Shore Bancshares, Inc. (filed herewith).
21	Subsidiaries of the Company (included in the "BUSINESS—General" section of Item 1 of Part I of this Annual Report on Form 10-K)
23.1	Consent of Yount, Hyde & Barbour, P.C. (filed herewith)
31.1	Certifications of the PEO pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith)
31.2	Certifications of the PFO pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith)
32	Certification pursuant to Section 906 of the Sarbanes-Oxley Act (furnished herewith)
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema (filed herewith)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (filed herewith)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase (filed herewith)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (filed herewith)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase (filed herewith)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shore Bancshares, Inc.

Date: March 30, 2023

By: /s/ Lloyd L. Beatty, Jr.
Lloyd L. Beatty, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Lloyd L. Beatty, Jr. Lloyd L. Beatty, Jr Director, President, and Chief Executive Officer (Principal Executive Officer) March 30, 2023	/s/ Blenda W. Armistead Blenda W. Armistead, Director March 30, 2023
/s/Vance Adkins Vance Adkins Executive Vice President and Chief Financial Officer (Principal Financial Officer) March 30, 2023	/s/ David S. Jones David S. Jones, Director March 30, 2023 /s/ Clyde V. Kelly, III Clyde V. Kelly, III, Director March 30, 2023
/s/ Alan J. Hyatt Alan J. Hyatt, Chairman of the Board March 30, 2023	/s/ David W. Moore David W. Moore, Director March 30, 2023
/s/ William E. Esham, III William E. Esham, Director March 30, 2023	/s/ Dawn M. Willey Dawn M. Willey, Director March 30, 2023
/s/ John A. Lamon, III John A. Lamon, Director March 30, 2023	/s/ R. Michael Clemmer, Jr. R. Michael Clemmer, Jr., Director March 30, 2023
/s/ Frank E. Mason, III Frank E. Mason, III, Director March 30, 2023	/s/ James A. Judge James A. Judge, Director March 30, 2023
/s/ Jeffery E. Thompson Jeffery E. Thompson, Director March 30, 2023	/s/ Konrad M. Wayson Konrad M. Wayson, Director March 30, 2023
/s/ Esther A. Streete Esther A. Streete, Director March 30, 2023	



Shore Bancshares

ShoreBancshares.com | 410.763.7800
NASDAQ: SHBI